                                                Filed Pursuant to Rule 424(b)(3)


                                                     Registration No. 333-119012



PROSPECTUS


                                  $125,000,000

                           PER-SE TECHNOLOGIES, INC.

                   3.25% CONVERTIBLE SUBORDINATED DEBENTURES
                                    DUE 2024
                                      AND
                UP TO 7,003,037 SHARES OF COMMON STOCK ISSUABLE
                       UPON CONVERSION OF THE DEBENTURES

     We issued the debentures offered by this prospectus in a private placement in June 2004. This prospectus may be used by selling securityholders to resell their debentures and the common stock issuable, if any, upon conversion of their debentures. We will not receive any proceeds from the sale of the debentures or the shares of common stock offered by the selling securityholders pursuant to this prospectus. The selling securityholders, and the maximum amount of securities that they may offer, are identified beginning on page 20 of this prospectus.

     The debentures will mature on June 30, 2024. You may convert your debentures before their maturity into cash and, depending on the trading price of our common stock, shares of our common stock in the manner and upon the events described beginning on page 34 of this prospectus.

     We will pay interest on the debentures on June 30 and December 30 of each year, beginning December 30, 2004.

     We may redeem some or all of the debentures for cash on or after July 6, 2009. You may require us to repurchase all or a portion of your debentures for cash on June 30, 2009, June 30, 2014 and June 30, 2019, or upon the occurrence of a fundamental change.

     We do not intend to list the debentures on any national securities exchange or to include them in any automated quotation system. The debentures issued in the private placement are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "PSTI." The last reported sale price of our common stock on March 21, 2005 was $15.29 per share.

     INVESTING IN THE DEBENTURES OR OUR COMMON STOCK INVOLVES RISKS. PLEASE REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE DEBENTURES AND COMMON STOCK ISSUABLE, IF ANY, UPON CONVERSION OF THE DEBENTURES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS APRIL 12, 2005.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................   10
Forward-Looking Statements..................................   18
Use of Proceeds.............................................   19
Selling Securityholders.....................................   20
Plan of Distribution........................................   28
Description of the Debentures...............................   30
Description of Capital Stock................................   52
Certain Material United States Federal Income Tax
  Considerations............................................   56
Capitalization..............................................   62
Business....................................................   63
Price Range of Common Stock.................................   68
Dividend Policy.............................................   68
Selected Financial Data.....................................   69
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   71
Quantitative and Qualitative Disclosures About Market
  Risk......................................................   89
Management..................................................   90
Certain Relationships and Related Transactions..............   98
Principal Stockholders......................................   99
Legal Matters...............................................  103
Experts.....................................................  103
Where You Can Find More Information.........................  103
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

                                  OUR COMPANY

     We were organized in 1985 under the laws of the State of Delaware, and focus on providing services and solutions that improve the administrative functions of the healthcare industry. Specifically, we provide Connective Healthcare solutions that help physicians and hospitals achieve their income potential. Connective Healthcare solutions support and unite healthcare providers, payers and patients with innovative technology processes that improve and accelerate reimbursement and reduce the administrative cost of care. We serve the healthcare industry through two divisions: Physician Services and Hospital Services.

     The Physician Services division provides Connective Healthcare services and solutions that manage the revenue cycle for physician groups. The division is the largest provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. Services include clinical data collection, data input, medical coding, billing, contract management, cash collections, accounts receivable management and extensive reporting of metrics related to the physician practice. These services are designed to assist healthcare providers with the business management functions associated with the delivery of healthcare services, allowing physicians to focus on providing quality patient care. These services also help physician groups to be financially successful by improving cash flows and reducing administrative costs and burdens.

     The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. Approximately 225,000 U.S.-based hospital-affiliated physicians represent our target market for business management outsourced services. Our target market consists of large physician groups -- typically 10 or more physicians depending upon the specialty -- and represents an estimated market opportunity of approximately $7 billion. We estimate that approximately 20% to 30% of the physicians in the target market currently outsource their business management needs, with the remainder of physicians performing these services in house. Our Physician Services division is the largest provider of comprehensive business management outsourcing services to the U.S. hospital-based physician market, supporting approximately 1,100 clients in 42 states. This division also offers a physician practice management solution that is delivered via an application service provider model which represented less than 5% of the division's revenue in 2003.

     The Hospital Services division provides Connective Healthcare solutions that increase revenue and decrease expenses for hospitals, with a focus on revenue cycle management and resource management. The division has one of the largest electronic clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle offering. The clearinghouse supports more than 1,400 governmental and commercial payer connections in 48 states. The clearinghouse delivers dedicated electronic and Internet-based business-to-business solutions that focus on electronic processing of medical transactions as well as complementary transactions, such as electronic remittance advices, real-time eligibility verification and high-speed print and mail services. Other revenue cycle management solutions provide insight into a hospital's revenue cycle inefficiencies, such as denial management. Denial management allows hospitals to identify charges denied reimbursement by a payer and to take corrective actions such as resubmitting for reimbursement. Hospitals may opt to outsource portions of their revenue cycle management process to us, such as secondary insurance billing. Our revenue cycle management solutions are currently in approximately 400 hospitals in the United States.

     The Hospital Services division also provides resource management solutions that enable hospitals to efficiently manage resources to reduce costs and improve their bottom line. The division's resource management offerings include staff scheduling solutions that can efficiently plan nurse schedules, accommodating individual preferences as well as environmental factors, such as acuity levels, as well as schedule all the personnel across the hospital enterprise. The division also offers patient scheduling solutions that help effectively manage a hospital's most expensive and profitable area, the operating room, as well as schedule patients across the enterprise. The Hospital Services division has the market-leading

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staff scheduling solution and a market-leading patient scheduling solution. We provide staff and patient scheduling solutions to approximately 1,600 hospitals, primarily in the United States.

     As stated previously, we focus on the administrative functions of the healthcare market, with the majority of our business based in the United States. Healthcare spending in the United States reached an estimated $1.7 trillion or 15.3% of gross domestic product in 2003. It has been estimated that as much as 31% of annual healthcare spending is for administrative functions. Our solutions help make the reimbursement of healthcare more efficient and help improve the overall patient care experience by simplifying the revenue cycle process for physicians and hospitals. Our services and solutions are not capital-intensive for providers, making them a cost-effective solution as providers focus on their financial health.

                              RECENT DEVELOPMENTS

  RESTATEMENT OF FINANCIAL STATEMENTS

     As a result of allegations of improprieties made during 2003 and 2004, our independent registered public accounting firm advised us and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, Consideration of Fraud in a Financial Statement Audit, or SAS No. 99, that became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive. The additional procedures included the review of certain of our revenues, expenses, assets and liabilities accounts for the years 2001 through 2003. Certain financial items were identified during the additional procedures that warranted our further review. We reviewed these items and determined that it was appropriate to restate certain prior period financial statements. The restatements affected the financial statements for the years ended December 31, 2002, and 2001 and for the nine months ended September 30, 2003.

     The overall impact of the restatements was a net increase to reported net income totaling approximately $2.1 million, or $.07 per share on a fully diluted basis, for the years 2001 and 2002 and for the nine months ended September 30, 2003. On an annual basis, the net decrease to the reported net loss for 2001 was approximately $0.2 million or $.01 per share, and the net increase to reported net income for 2002 was approximately $1.0 million or $.03 per share on a fully diluted basis. The net increase to reported net income for the nine months ended September 30, 2003, was approximately $0.8 million or $.03 per share on a fully diluted basis. In the periods presented on a quarterly basis, the impact of the restatements was a net increase to reported net income in each of the quarters, except for the second quarter of 2002, which had a decrease to reported net income of $0.2 million. The restatements were primarily related to certain liability accounts that were determined to be over-accrued based on the correction of errors and the subsequent refinement of estimates originally made in establishing the accruals.

     We recorded costs related to the additional procedures totaling approximately $6.3 million during 2004 and included these costs in other expenses in our consolidated statements of operations. In segment reporting, these expenses are classified in the Corporate segment.

     As a result of errors that caused the restatements to our financial statements, our independent registered public accounting firm determined that a material weakness exists related to our internal controls and procedures. Our auditors reported to us that the errors that resulted in the restatements, which generally related to the recording of accruals for sales commissions, vacation liabilities, legal expenses, health insurance, incentive compensation and other liabilities, were the result of not having appropriate controls over the estimation process associated with the establishment of accruals and reserves and the lack of adequate supervision of accounting personnel. We have taken steps to improve controls in these areas, including hiring a new Corporate Controller and principal accounting officer, reorganizing our accounting groups so that the divisional accounting departments now report directly to the Corporate Controller, strengthening controls over the month-end close process, and requiring monthly review and documented approval for all balance sheet account reconciliations. We believe the actions taken and additional controls implemented have effectively addressed the material weakness identified by our independent registered public accounting firm.

  LLOYD'S OF LONDON LITIGATION SETTLEMENT

     On May 10, 2004, we reached a settlement with our former insurance carrier, certain underwriters at Lloyd's of London, which we refer to in this prospectus as Lloyd's of London. We were in litigation with Lloyd's of London after its attempt in May 2002 to rescind certain errors and omissions, or E&O, policies and directors and officers and company reimbursement, or D&O, policies that it had issued to us from the period December 31, 1998 to June 30, 2002. In the settlement, Lloyd's of London agreed to pay us $20 million in cash by July 9, 2004. Lloyd's of London also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the E&O policies. In exchange, we provided Lloyd's of London with a full release of all E&O and D&O policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     As of the settlement date, we had an $18.3 million receivable from Lloyd's of London, of which approximately $4.9 million represented additional amounts to be paid by us under prior E&O policy settlements covered by Lloyd's of London. Effective on May 12, 2004, as a result of negotiations among us, Lloyd's of London, and a party to a prior E&O policy settlement with us, the Lloyd's of London settlement was amended to reduce by $3.8 million the additional amounts to be paid by us under the prior E&O policy settlements covered by Lloyd's of London. This amendment reduced the amount of cash payable by Lloyd's of London to us in the settlement from $20.0 million to $16.2 million, and reduced the amount of our receivable from Lloyd's of London by $3.8 million. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's of London paid us $16.2 million in cash. The settlement amendment had no impact on the net proceeds of approximately $15.7 million that we received in early July. As of the payment date, we had an approximately $14.7 million receivable from Lloyd's of London and recognized a gain of approximately $1.5 million on the settlement in the year ended December 31, 2004.

  RELOCATION OF PRINCIPAL EXECUTIVE OFFICE

     On July 30, 2004, we relocated our principal executive office to Alpharetta, Georgia. We entered into a non-cancelable operating lease for that office space in February 2004, which will expire in June 2014. The new landlord has reimbursed us for the remaining payments due under the lease for our former office space, which expires in February 2005; however, we recorded a one-time non-cash expense of approximately $1.0 million upon our exit of the former office facility.

  VALUATION ALLOWANCE ON DEFERRED TAX ASSET

     During the quarter ended December 31, 2004, we reviewed the valuation allowance on our deferred tax asset to determine the appropriateness of the allowance. In accordance with GAAP, the deferred tax asset has been fully reserved since 1998 due to our history of operating losses. The review of the deferred tax asset valuation allowance was appropriate as we have been profitable for the last three years. We determined it was appropriate to release a portion of the valuation allowance based on projections of the amount of pre-tax income that could be offset by the NOLs in the next two years. As such, we recognized a non-cash tax benefit of approximately $28.1 million, or $0.86 per fully diluted share, during the quarter and year ended December 31, 2004.

  STATEMENTS OF CASH FLOWS -- RESTATED

     Certain amounts in our consolidated statements of cash flows related to funds due to clients have been reclassified for the years ended December 31, 2003, 2002 and 2001. These reclassifications decreased net cash provided by operating activities and increased net cash provided by financing activities by approximately $0.2 million, $1.1 million, and $0.9 million in the years ended December 31, 2003, 2002 and 2001, respectively. Additionally, for the year ended December 31, 2003, we reclassified approximately

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$4.3 million related to our debt refinancing from cash flows from operating activities to cash used for financing activities. We determined that these reclassifications, when aggregated, required us to restate our consolidated statements of cash flows for the years ended December 31, 2003, 2002, and 2001.

  SHARE REPURCHASE PROGRAM

     On March 9, 2005, we announced that the Board has authorized the repurchase of up to 1 million shares of our outstanding common stock. Under the share repurchase program, we may repurchase shares from time to time at management's discretion in the open market, by block purchase, in privately negotiated transactions or as otherwise allowed by securities laws and regulations. Any shares repurchased will be placed into treasury to be used for general corporate purposes. The actual number and timing of shares to be repurchased will depend on market conditions and certain SEC rules. Repurchases may be discontinued at any time.

  OTHER DEVELOPMENTS

     During the latter part of 2004, we initiated a project to enhance our physician claims clearinghouse functionality. We expect that the improved platform will provide efficiencies and competitive advantages for our Physician Services division. During 2005, we expect to incur approximately $5 million in capital expenditures and capitalized software development costs and approximately $2 million in expenses, including amortization expense of approximately $1 million, related to the physician claims clearinghouse enhancement. The total cash flow use is expected to be approximately $6 million during 2005. The enhancement is expected to be completed by the end of 2005.

     On March 3, 2005, we announced that John C. "Jack" Pope, a director since 1997, resigned from the Board due to other commitments. Mr. Pope held several positions on the board, including chairman of the audit committee and lead independent director. Craig Macnab has been elected audit committee chairman, and Christopher Trower has been elected lead independent director.

     On April 4, 2005, we announced that we have been notified by the SEC of the issuance of an order of investigation, which we believe relates to allegations of wrongdoing made by a former employee in 2003. These allegations were the subject of a prior investigation by the audit committee and an outside accounting firm that resulted in the performance of extensive additional procedures. See "Restatement of Financial Statements" above and note 2 "Other Expenses" to our consolidated financial statements for the year ended December 31, 2004, included elsewhere in this prospectus for more information.

                             CORPORATE INFORMATION

     Our principal executive office is located at 1145 Sanctuary Parkway, Suite 200, Alpharetta, Georgia 30004, and our telephone number is (770) 237-4300. Our corporate website is www.per-se.com. Information contained on our website is not part of this prospectus.

                                  RISK FACTORS

     You should read the "Risk Factors" section, beginning on page 10 of this prospectus, to understand the risks associated with an investment in the debentures.

                           SUMMARY OF THE DEBENTURES

Maturity Date.................   June 30, 2024.

Ranking.......................   The debentures will be subordinated in right of
                                 payment to all of our existing and future senior debt as that term is described in this prospectus. The indenture for the debentures does not restrict the amount of senior debt or other indebtedness as that term is described in this prospectus that we or any of our subsidiaries can incur. At December
                                 31, 2004 our senior debt totaled approximately
                                 $4.1 million. See "Description of the
                                 Debentures -- Subordination." The debentures will not be guaranteed by any of our subsidiaries and, accordingly, the debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of December 31, 2004, our subsidiaries had liabilities of approximately $51.1 million excluding intercompany indebtedness and guarantees under our credit agreement, all of which is structurally senior to the debentures.

Interest......................   We will pay interest on the debentures on June
                                 30 and December 30 of each year, beginning
                                 December 30, 2004.

Conversion Rights.............   You may convert your debentures prior to stated
                                 maturity only under the following
                                 circumstances:

                                 - during any fiscal quarter commencing after
                                   September 30, 2004, if the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price on that 30th trading day; or

                                 - during the five business day period after any
                                   five consecutive trading day period, which we refer to in this prospectus as the measurement period, in which the trading price per debenture for each day of such measurement period was less than 98% of the product of the closing sale price of our common stock on such day and the conversion rate on such day; provided, however, if you convert your debentures in reliance on this subsection, and on any trading day during such measurement period the closing sale price of shares of our common stock was between 100% and 130% of the conversion price of the debentures, you will receive cash equal to the principal amount of the debentures plus accrued and unpaid interest, if any, and liquidated damages, if any; or

                                 - if we have called your debentures for
                                   redemption, provided that if we elect to redeem less than all of the debentures, only those debentures called for redemption may be converted; or

                                 - upon the occurrence of specified corporate
                                   transactions described under "Description of the Debentures -- Conversion Rights."

                                 As originally issued, the debentures were convertible into shares of our common stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount, which represents an initial conversion price of approximately $17.85 per share. However, we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock as described under "Description of the
                                 Debentures -- Conversion Rights -- Payment Upon Conversion." As described in this

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

                                 prospectus, the conversion rate may be adjusted for certain reasons.

                                 Upon conversion, you will not receive any cash payment representing accrued and unpaid interest, if any. Instead, any such amounts will be deemed paid by the cash and common stock, if any, received by you on conversion. You will, however, receive any accrued and unpaid liquidated damages to, but not including, the conversion date.

                                 Debentures called for redemption may be
                                 surrendered for conversion until the close of business on the business day prior to the redemption date.

                                 If you convert your debentures in connection with certain fundamental changes on or prior to June 30, 2009, we will, in certain circumstances, pay a make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired as more fully described below.

Payment at Maturity...........   For each $1,000 principal amount of the
                                 debentures that you hold, you shall be entitled to receive $1,000 at maturity, plus accrued interest, if any, and accrued and unpaid liquidated damages, if any.

Sinking Fund..................   None.

Optional Redemption by Us.....   We may not redeem the debentures prior to July
                                 6, 2009. We may redeem some or all of the debentures for cash on or after July 6, 2009, upon at least 30 days but not more than 60 days notice by mail to holders of debentures, at a price equal to 100% of the principal amount of the debentures redeemed, plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the redemption date.

Repurchase of Debentures by Us
at Your Option................   You may require us to repurchase all or a
                                 portion of your debentures for cash on June 30, 2009, June 30, 2014 and June 30, 2019 at a price equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the date of repurchase.

Fundamental Change Put........   If a fundamental change occurs to us, as
                                 defined under "Description of the
                                 Debentures -- Repurchase of Debentures at Your
                                 Option -- Fundamental Change Put," you may require us to repurchase all or a portion of your debentures. We will pay a repurchase price equal to 100% of the principal amount of the debentures to be purchased plus accrued interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the fundamental change repurchase date.

Make-Whole Premium Upon
Certain Fundamental Changes...   If certain fundamental changes occur prior to
                                 June 30, 2009, we will, in certain
                                 circumstances, pay a make-whole premium on the debentures converted or tendered for repurchase upon such fundamental change. The make-whole premium, if any, will be payable in the consideration into which or for which our common stock was converted, exchanged or acquired in such fundamental change.

                                 The amount of the make-whole premium, if any, will be based on our stock price and the effective date of such specified fundamental change. A table showing the make-whole-premium that would apply at various stock prices and specified fundamental change effective dates is set forth under "Description of the Debentures -- Repurchase of Debentures at Your Option -- Make-Whole Premium." No make-whole premium will be paid if the common stock price is less than $12.57 or if the common stock price exceeds $50.00.

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 by any selling securityholders of the
                                 debentures or any shares of common stock that may be issuable upon conversion of the debentures.

Absence of a Public Market for
the Debentures................   The debentures are new securities for which
                                 there is currently no public market. We cannot assure you that any active or liquid market will develop for the debentures. See "Plan of Distribution."

Trading.......................   We do not intend to list the debentures on any
                                 national securities exchange or include them in any automated quotation system. The debentures issued in the private placement are eligible for trading in The PORTAL Market of the National Association of Securities Dealers,
                                 Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market.

Nasdaq Symbol for our Common
Stock.........................   Our common stock is quoted on the Nasdaq
                                 National Market under the symbol "PSTI."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth our summary consolidated financial data for the periods indicated. The summary consolidated financial data for the years ended December 31, 2004, 2003, and 2002 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. This information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to consolidated financial statements included elsewhere in this prospectus.

                                                               YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                          2004          2003          2002
                                                       -----------   -----------   -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA
  Revenue............................................   $352,791      $335,169      $325,564
  Operating income (loss)............................     28,934        36,508        29,888
  Interest expense...................................      6,825        14,646        18,069
  Interest income....................................       (525)         (297)         (471)
  Loss on extinguishment of debt.....................      5,896         6,255            --
  Income tax (benefit) expense.......................    (28,101)(1)        27           800
  Income (loss) from continuing operations...........     44,839        15,877        11,490
  Net income (loss)(2)...............................     48,158        11,989         8,989
  Shares used in computing net income (loss) per
  common share -- basic..............................     30,843        30,594        30,061
  Shares used in computing net income (loss) per
  common share -- diluted............................     33,082        32,661        31,966
PER SHARE DATA
  Income (loss) from continuing
     operations -- basic.............................   $   1.45      $   0.52      $   0.38
  Net income (loss) per common share -- basic........   $   1.56      $   0.39      $   0.30
  Income (loss) from continuing
     operations -- diluted...........................   $   1.36      $   0.49      $   0.36
  Net income (loss) per common share -- diluted......   $   1.46      $   0.37      $   0.28

                                                              AS OF DECEMBER 31,
                                                          ---------------------------
                                                           2004      2003      2002
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA
Working capital.........................................  $53,703   $20,313   $20,602
  Intangible assets.....................................   53,333    52,336    55,494
  Total assets..........................................  202,691   172,084   210,586
  Total debt............................................  125,625   121,875   175,020
  Stockholders' equity (deficit)(2).....................   12,975   (17,612)  (37,972)

---------------

(1) Reflects the release of $28.1 million of the valuation allowance against the Company's deferred tax asset resulting in an income tax benefit that was recorded in the fourth quarter of 2004.

(2) Reflects the results from discontinued operations of $3.3 million, $(3.9) million and $(2.5) million, for 2004, 2003 and 2002, respectively.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents our historical ratios of earnings to fixed charges for the periods indicated:

                                                                 YEARS ENDED DECEMBER 31,
                                                            -----------------------------------
                                                            2004    2003    2002    2001   2000
                                                            -----   -----   -----   ----   ----
Ratio(1)..................................................   2.16x   1.68x   1.58x  (2)    (2)

---------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income tax expense, plus fixed charges. Fixed charges consist of:

     - interest expense, which includes interest on capitalized leases and amortization of deferred financing costs, whether expensed or capitalized, and

     - that portion of rental expense estimated by management to be attributable to interest based on the net present value of real estate and equipment leases using interest equal to our weighted average interest rate for the period.

(2) Our pre-tax income from continuing operations was inadequate to cover fixed charges for the years ended December 31, 2001 and 2000 by approximately $5.9 million and $21.4 million, respectively.

                                  RISK FACTORS

                         RISKS RELATED TO OUR BUSINESS

     IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS ON A TIMELY BASIS. AS A RESULT, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING WHICH WOULD HARM OUR BUSINESS AND THE TRADING PRICE OF OUR STOCK.

     As a result of errors that led to the restatements of our financial statements for the years ended December 31, 2001, and 2002, and the nine months ended September 30, 2003, our independent auditors determined that a material weakness related to our internal controls existed. Our auditors reported to us that the errors that resulted in the restatements were the result of not having appropriate controls over the estimation process associated with the establishment of accruals and reserves and the lack of adequate supervision of accounting personnel. The errors generally related to the recording of accruals for sales commissions, vacation liabilities, legal expenses, health insurance, incentive compensation and other liabilities. While we have taken steps to improve controls in these areas, we cannot be certain that these steps will ensure that we implement and maintain adequate controls over financial processes and reporting. Failure to maintain adequate controls of this type could adversely impact the accuracy and future timeliness of our financial reports filed pursuant to the Securities Exchange Act of 1934. If we cannot provide reliable and timely financial reports, our business and operating results could be harmed, investors could lose confidence in our reported financial information, our common stock could be delisted from the Nasdaq Stock Market, and the trading price of our common stock could fall.

     WE HAVE A SIGNIFICANT AMOUNT OF LONG-TERM DEBT AND OBLIGATIONS TO MAKE PAYMENTS, WHICH COULD LIMIT OUR FUNDS AVAILABLE FOR OTHER ACTIVITIES.

     We have approximately $125 million of long-term indebtedness and $0.6 million in capital lease obligations and, as a result, have obligations to make interest and principal payments on that debt. If unable to make the required debt payments, we could be required to reduce or delay capital expenditures, sell certain assets, restructure or refinance our indebtedness, or seek additional equity capital. Our ability to make payments on our debt obligations will depend on future operating performance, which may be affected by conditions beyond our control.

     WE ARE REGULARLY INVOLVED IN LITIGATION, WHICH MAY EXPOSE US TO SIGNIFICANT LIABILITIES.

     We are involved in litigation arising in the ordinary course of our business, which may expose us to loss contingencies. These matters include, but are not limited to, claims brought by former customers with respect to the operation of our business. We have also received written demands from customers and former customers that have not yet resulted in legal action.

     We may not be able to successfully resolve such legal matters, or other legal matters that may arise in the future. In the event of an adverse outcome with respect to such legal matters or other legal matters in which we may become involved, our insurance coverage, errors and omissions coverage or other coverage, may not fully cover any damages assessed against us. Although we maintain all insurance coverage in amounts that we believe is sufficient for our business, such coverage may prove to be inadequate or may become unavailable on acceptable terms, if at all. A successful claim brought against us, which is uninsured or under-insured, could materially harm our business, results of operations or financial condition.

     THE PHYSICIAN BUSINESS MANAGEMENT OUTSOURCING BUSINESS IS HIGHLY COMPETITIVE AND OUR INABILITY TO SUCCESSFULLY COMPETE FOR BUSINESS COULD ADVERSELY AFFECT US.

     The physician business management outsourcing business, especially for revenue cycle management, is highly competitive. We compete with regional and local physician reimbursement organizations as well as physician groups that provide their own business management services in house. Successful competition within this industry is dependent on numerous industry and market conditions.

     Potential industry and market changes that could adversely affect our ability to compete for business management outsourcing services include an increase in the number of local, regional or national competitors providing comparable services and new alliances between healthcare providers and third-party payers in which healthcare providers are employed by such third-party payers.

     THE BUSINESS OF PROVIDING SERVICES AND SOLUTIONS TO HOSPITALS FOR BOTH REVENUE CYCLE AND RESOURCE MANAGEMENT IS ALSO HIGHLY COMPETITIVE AND OUR INABILITY TO SUCCESSFULLY COMPETE FOR BUSINESS COULD ADVERSELY AFFECT US.

     The business of providing services and solutions to hospitals for both revenue cycle and resource management is also highly competitive. We compete with traditional electronic data interface companies, outsourcing companies and specialized software vendors with national, regional and local bases. Some competitors have longer operating histories and greater financial, technical and marketing resources than us. Our successful competition within this industry is dependent on numerous industry and market conditions.

     THE MARKETS FOR OUR SERVICES AND SOLUTIONS ARE CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGY, EVOLVING INDUSTRY STANDARDS AND FREQUENT NEW PRODUCT INTRODUCTIONS AND OUR INABILITY TO KEEP PACE COULD ADVERSELY AFFECT US.

     The markets for our services and solutions are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Our ability to keep pace with changes in the healthcare industry may be dependent on a variety of factors, including our ability to enhance existing products and services; introduce new products and services quickly and cost effectively; achieve market acceptance for new products and services; and respond to emerging industry standards and other technological changes.

     Competitors may develop competitive products that could adversely affect our operating results. It is possible that we will be unsuccessful in refining, enhancing and developing our technology going forward. The costs associated with refining, enhancing and developing these systems may increase significantly in the future. Existing software and technology may become obsolete as a result of ongoing technological developments in the marketplace.

     THE HEALTHCARE MARKETPLACE IS CHARACTERIZED BY CONSOLIDATION, WHICH MAY RESULT IN FEWER POTENTIAL CUSTOMERS FOR OUR SERVICES.

     In general, consolidation initiatives in the healthcare marketplace may result in fewer potential customers for our services. Some of these types of initiatives include employer initiatives such as creating purchasing cooperatives, or GPOs; provider initiatives, such as risk-sharing among healthcare providers and managed care companies through capitated contracts; and integration among hospitals and physicians into comprehensive delivery systems.

     Consolidation of management and billing services through integrated delivery systems may result in a decrease in demand for our business management outsourcing services for particular physician practices.

     THE HEALTHCARE INDUSTRY IS HIGHLY REGULATED, WHICH MAY INCREASE OUR COSTS OF OPERATION.

     The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems, such as the Balanced Budget Act of 1997 and the Medicare Modernization Act of 2003. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Current or future government regulations or healthcare reform measures may affect our business. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our products and services.

     Medical billing and collection activities are governed by numerous federal and state civil and criminal laws. Federal and state regulators use these laws to investigate healthcare providers and companies that provide billing and collection services. In connection with these laws, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us, and we may be excluded from Medicare, Medicaid or other government-funded healthcare programs.

     In the past, we have been the subject of federal investigations, and we may become the subject of false claims litigation or additional investigations relating to our billing and collection activities. Any such proceeding or investigation could have a material adverse effect on our business.

     Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, final rules have been published regarding standards for electronic transactions as well as standards for privacy and security of individually identifiable health information. The HIPAA rules set new or higher standards for the healthcare industry in handling healthcare transactions and information, with penalties for noncompliance. We have incurred and will continue to incur costs to comply with these rules. Although management believes that future compliance costs will not have a material impact on our results of operations, compliance with these rules may prove to be more costly than is anticipated. Failure to comply with such rules may have a material adverse effect on our business and may subject us to civil and criminal penalties as well as loss of customers.

     We rely upon third parties to provide data elements to process electronic medical claims in a HIPAA compliant format. While we believe we will be fully and properly prepared to process electronic medical claims in a HIPAA-compliant format, there can be no assurance that third parties, including healthcare providers and payers, will likewise be prepared to supply all the data elements required to process electronic medical claims and make electronic remittance under HIPAA's standards. If payers reject electronic medical claims and such claims are processed manually rather than electronically, there could be a material adverse affect on our business. We have made and expect to continue to make investments in product enhancements to support customer operations that are regulated by HIPAA. Responding to HIPAA's impact may require us to make investments in new products or charge higher prices.

     Numerous federal and state civil and criminal laws govern the collection, use, storage and disclosure of health information for the purpose of safeguarding the privacy and security of such information. Federal or state governments may impose penalties for noncompliance, both criminal and civil. Persons who believe their health information has been misused or disclosed improperly may bring claims and payers who believe instances of noncompliance with privacy and security standards have occurred may bring administrative sanctions or remedial actions against offending parties.

     Passage of HIPAA is part of a wider healthcare reform initiative. We expect that the debate on healthcare reform will continue. We also expect that the federal government as well as state governments will pass laws and issue regulations addressing healthcare issues and reimbursement of healthcare providers. We cannot predict whether the government will enact new legislation and regulations, and, if enacted, whether such new developments will affect our business.

     THE TRADING PRICE OF OUR COMMON STOCK MAY BE VOLATILE AND NEGATIVELY AFFECT YOUR INVESTMENT.

     The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated quarterly variations in operating results, changes in expectations of future financial performance, changes in estimates of securities analysts, government regulatory action, healthcare reform measures, client relationship developments and other factors, many of which are beyond our control. Furthermore, the stock market in general, and the market for software, healthcare business services and high technology companies in particular, has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

                        RISKS RELATED TO THE DEBENTURES

     THE DEBENTURES ARE SUBORDINATED IN RIGHT OF PAYMENT TO OUR OTHER INDEBTEDNESS, AND THERE MAY NOT BE SUFFICIENT ASSETS TO PAY AMOUNTS DUE ON THE DEBENTURES IN THE EVENT OF A BANKRUPTCY OR LIQUIDATION OR UPON ACCELERATION OF THE DEBENTURES.

     The debentures are unsecured obligations subordinated in right of payment to all of our existing and future senior debt. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the debentures due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the debentures only after all our senior debt has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debentures.

     THE DEBENTURES WILL BE EFFECTIVELY SUBORDINATED TO EXISTING AND FUTURE INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES, AND IN THE EVENT OF A BANKRUPTCY OR LIQUIDATION OF A SUBSIDIARY, WE MAY NOT RECEIVE ANY OF ITS ASSETS TO HELP FULFILL OUR OBLIGATIONS UNDER THE DEBENTURES.

     Because we operate through our subsidiaries, we derive our revenues from and hold our assets through those subsidiaries. As a result, we rely upon the operations of our subsidiaries in order to meet our payment obligations under the debentures and our other obligations. These subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the debentures, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any indebtedness of that subsidiary senior to that held by us, including secured indebtedness to the extent of the assets securing such indebtedness. As of December 31, 2004, our subsidiaries had liabilities of approximately $51.1 million, excluding intercompany indebtedness and guarantees under our credit agreement, all of which is structurally senior to the debentures.

     BECAUSE WE OPERATE THROUGH SUBSIDIARIES, WE MAY BE UNABLE TO REPAY OR REPURCHASE THE DEBENTURES IF OUR SUBSIDIARIES ARE UNABLE TO PAY DIVIDENDS OR MAKE ADVANCES TO US.

     At maturity, the entire outstanding principal amount of the debentures will become due and payable by us. In addition, each holder of the debentures may require us to repurchase all or a portion of that holder's debentures on June 30 of 2009, 2014, and 2019 or, if a fundamental change, as defined in the indenture, of our company occurs. A fundamental change also may constitute an event of default under, and result in the acceleration of the maturity of, indebtedness under another indenture or other indebtedness that we have or may incur in the future.

     We, as a holding company, are dependent upon the operations of our subsidiaries to enable us to service our outstanding debt, including the debentures. At maturity or upon a repurchase request, if we do not have sufficient funds on hand or available through existing borrowing facilities or through the declaration and payment of dividends by our subsidiaries, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary.

     Our credit agreement contains, and future borrowing arrangements or agreements may contain, restrictions on our repayment or repurchase of the debentures under certain conditions. For example, our credit agreement contains a provision prohibiting us from prepaying, redeeming or acquiring the debentures for cash. In the event that the maturity date or repurchase request occurs at a time when we are restricted from repaying or repurchasing the debentures, we could attempt to obtain the consent of the lenders under those arrangements to purchase the debentures or could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the debentures. Failure by us to repurchase the debentures when required will result in an event of default with respect to the debentures, which would, in turn, result in an event of default under our credit agreement or may result in an event of default under such other arrangements.

     WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE AND IMPACT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES.

     As of December 31, 2004, we, including our subsidiaries, had total debt of approximately $125.6 million. Our level of indebtedness could have important consequences to the holders of the debentures. For example, it:

     - may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward;

     - will require us to dedicate a substantial portion of our cash from operations to the payment of principal and interest on our debt, reducing the funds available to us for other purposes, including expansion through acquisitions, capital expenditures, marketing spending and expansion of our product offerings;

     - may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors; and

     - may place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital.

     Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

     OUR STOCK PRICE, AND THEREFORE THE PRICE OF THE DEBENTURES, MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND VOLATILITY, WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT.

     The market price of the debentures may be significantly affected by the market price of our common stock particularly if our common stock trades in excess of the conversion price of the debentures. This may result in greater volatility in the trading value of the debentures than would be expected for non-convertible debt securities that we issue. Among the factors that could affect our common stock price are those discussed above under "-- Risks Related to Our Business" as well as:

     - quarterly variations in our operating results;

     - federal or state legislative, licensing or regulatory changes with respect to our industry;

     - healthcare reform measures;

     - client relationship developments;

     - changes in revenue or earnings estimates or publication of research reports by analysts;

     - speculation in the press or investment community;

     - strategic actions by us or our competitors;

     - general market conditions; and

     - domestic and international economic factors unrelated to our performance.

     In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the debentures.

     THE TRADING PRICES FOR THE DEBENTURES MAY BE AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK, WHICH ARE IMPOSSIBLE TO PREDICT.

     The price of our common stock could be affected by possible sales of our common stock by investors who view the debentures as a more attractive means of equity participation in our company particularly if our common stock trades in excess of the conversion price of the debentures. In addition, the trading price of our common stock could be affected by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the debentures.

     THE CONDITIONAL CONVERSION FEATURE OF THE DEBENTURES COULD RESULT IN YOU NOT RECEIVING THE VALUE OF THE CASH AND COMMON STOCK, IF ANY, INTO WHICH THE DEBENTURES ARE CONVERTIBLE.

     The debentures are convertible into cash and, depending on the trading price of our common stock, shares of common stock only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the cash and common stock, if any, into which your debentures would otherwise be convertible.

     CONVERSION OF DEBENTURES ENTAILS MARKET RISK WITH RESPECT TO OUR COMMON STOCK, AND IF THE TRADING PRICE OF OUR COMMON STOCK DECLINES AFTER YOU SUBMIT A CONVERSION NOTICE, YOU MAY ULTIMATELY RECEIVE LESS CASH AND COMMON STOCK THAN YOU EXPECTED TO RECEIVE WHEN YOU SUBMITTED YOUR CONVERSION NOTICE.

     The amount of cash and common stock, if any, payable upon conversion of debentures depends, in part, on the trading price of our common stock during a period of 20 trading days occurring after you submit a conversion notice. Conversion notices cannot be revoked. As a result, if the trading price of our common stock declines during the applicable 20 trading day period, you may receive less cash and common stock than you expected to receive when you submitted your conversion notice. You may receive less than 100% of the principal amount of the debentures surrendered for conversion. The manner in which the amount of cash and common stock, if any, payable upon conversion of debentures will be determined is described under "Description of Debentures -- Conversion Rights -- Payment Upon Conversion."

     THERE MAY NOT BE AN ACTIVE TRADING MARKET FOR THE DEBENTURES, WHICH COULD ADVERSELY AFFECT THE TRADING PRICE OF THE DEBENTURES AND YOUR ABILITY TO SELL THE DEBENTURES.

     Prior to this offering, there has been no trading market for the debentures. We do not intend to apply for listing of the debentures on any securities exchange or any automated quotation system. Although the initial purchasers advised us that they intend to make a market in the debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot be sure that any market for the debentures will develop, or if one does develop, that it will be maintained. If an active market for the debentures fails to develop or be sustained, the trading price and liquidity of the debentures could be adversely affected.

     IF YOU ARE ABLE TO RESELL YOUR DEBENTURES, MANY OTHER FACTORS MAY AFFECT THE PRICE YOU RECEIVE, WHICH MAY BE LOWER THAN YOU BELIEVE TO BE APPROPRIATE.

     If you are able to resell your debentures, the price you receive will depend on many other factors that may vary over time, including:

     - the number of potential buyers;

     - the level of liquidity of the debentures;

     - ratings published by major credit rating agencies;

     - our financial performance;

     - the amount of indebtedness we have outstanding;

     - the level, direction and volatility of market interest rates generally;

     - the market for similar securities;

     - the redemption and repayment features of the debentures to be sold; and

     - the time remaining to the maturity of your debentures.

     As a result of these factors, you may only be able to sell your debentures at prices below those you believe to be appropriate, including prices below the price you paid for them.

     THE CONVERSION RATE OF THE DEBENTURES MAY NOT BE ADJUSTED FOR ALL DILUTIVE EVENTS, WHICH COULD ADVERSELY AFFECT THE VALUE OF THE DEBENTURES AND ANY COMMON STOCK THAT MAY BE ISSUABLE UPON CONVERSION OF THE DEBENTURES.

     The conversion rate of the debentures is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under "Description of the Debentures -- Conversion Rights -- Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, which may adversely affect the trading price of the debentures or our common stock. We cannot assure you that an event that adversely affects the value of the debentures, but does not result in an adjustment to the conversion rate, will not occur.

     YOU MAY HAVE TO PAY TAXES WITH RESPECT TO DISTRIBUTIONS ON OUR COMMON STOCK THAT YOU DO NOT RECEIVE.

     The conversion rate of the debentures is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See "Description of the Debentures -- Conversion Rights -- Conversion Rate Adjustments." If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you would have to include in income will generally be equal to the amount of the distribution that you would have received if you had settled the purchase contract and purchased our common stock. In addition, non-U.S. holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Certain Material United States Federal Income Tax Considerations."

     THE DEBENTURES DO NOT RESTRICT OUR ABILITY TO INCUR ADDITIONAL DEBT OR TO TAKE OTHER ACTION THAT COULD NEGATIVELY IMPACT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES WHEN DUE.

     We are not restricted under the terms of the indenture and the debentures from incurring additional indebtedness or securing indebtedness other than the debentures. In addition, the debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt and take a number of other actions that are not limited by the terms of the indenture and the debentures could have the effect of diminishing our ability to make payments on the debentures when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the debentures.

     CONVERSION OF THE DEBENTURES MAY DILUTE THE OWNERSHIP INTEREST OF EXISTING STOCKHOLDERS, INCLUDING HOLDERS WHO HAD PREVIOUSLY CONVERTED THEIR DEBENTURES.

     The conversion of debentures may dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our common stock.

     IF YOU HOLD DEBENTURES, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

     If you hold debentures, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your debentures and, in limited cases, under the conversion rate adjustments applicable to the debentures. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

     WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE OUR STOCKHOLDERS' ABILITY TO SELL THEIR SHARES FOR A PREMIUM IN A CHANGE OF CONTROL TRANSACTION.

     Various provisions of our certificate of incorporation and bylaws and of Delaware corporate law may discourage, delay or prevent a change of control or takeover attempt of our company by a third party that is opposed to by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

     - preferred stock that could be issued by our board of directors to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;

     - non-cumulative voting for directors;

     - control by our board of directors of the size of our board of directors;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - a unanimity requirement for stockholders to take any action by written consent; and

     - advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

     We have also approved a Rights Agreement, which we refer to in this prospectus as the rights plan. Pursuant to the rights plan, the holders of our common stock are entitled to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $75 per unit. Subject to certain exceptions specified in the rights plan, the right to purchase will separate from the common stock and become exercisable upon the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days following the commencement of a tender offer for the common stock. The existence of the rights plan may discourage, delay or prevent a change of control or takeover attempt of our company by a third party opposed to by our management and board of directors.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes statements reflecting assumptions, expectations, projections, intentions, and/or beliefs about future events and future performance that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts or because they necessarily depend upon future events. They sometimes include words such as "anticipate," "estimate," "project," "forecast," "may," "will," "intend," "should," "could," "would," "expect," "believe" and other words of similar meaning. In particular, these forward-looking statements include, but are not limited to, statements relating to the following:

     - meritorious defenses to the claims and other issues asserted in pending legal matters;

     - the effect of industry and regulatory changes on our business and our customer base;

     - the impact of revenue backlog on future revenue; and

     - overall profitability and the availability of capital.

     Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties. Although we believe that the forward-looking statements we have made are based on reasonable assumptions, they are based on current information and beliefs and, accordingly, we can give no assurance that our expectations will be achieved. In addition, these statements are subject to factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These factors include, but are not limited to, factors identified in this prospectus under the caption "Risk Factors."

     Many of these factors and uncertainties will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

     All of our forward-looking statements, whether written or oral are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, we disclaim any obligation to update forward-looking statements to reflect events or circumstances that occur or become known after the date of this prospectus.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the debentures or the shares of common stock issuable, if any, upon conversion of the debentures.

                            SELLING SECURITYHOLDERS

     The debentures were originally issued by us in a private placement and were resold by the initial purchasers thereof to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act. Selling securityholders named in the following table, including any of their non-sale transferees, pledgees or donees, or their successors, may from time to time offer and sell any or all of the debentures and shares of common stock, if any, into which the debentures are convertible pursuant to this prospectus.

     The selling securityholders may offer all, some or none of the debentures or shares of common stock, if any, into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon completion of this offering.

                                                                    CONVERSION
                                    PRINCIPAL        NUMBER OF      SHARES OF
                                    AMOUNT OF        SHARES OF        COMMON     DEBENTURES
                                    DEBENTURES     COMMON STOCK       STOCK      OWNED AFTER    SHARES OF COMMON
                                   BENEFICIALLY     OWNED PRIOR      THAT MAY    COMPLETION    STOCK OWNED AFTER
                                    OWNED THAT        TO THIS           BE         OF THIS     COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER     MAY BE SOLD    OFFERING(1)(2)     SOLD(2)     OFFERING(3)      OFFERING(3)
------------------------------     ------------   ---------------   ----------   -----------   ------------------
Acuity Master Fund, Ltd.(4)......      760,000              --             --         0                   0
Akela Capital Master Fund,
  Ltd.(5)........................   12,500,000              --             --         0                   0
Attorney's Title Insurance
  Fund(6)........................       90,000              --             --         0                   0
Banc of America Securities
  LLC(7).........................    3,475,000              --             --         0                   0
Bancroft Convertible Fund,
  Inc.(8)........................      500,000              --             --         0                   0
Basso Multi-Strategy Holding Fund
  Ltd.(9)........................    1,000,000              --             --         0                   0
BNP Paribas Equity Strategies,
  SNC(10)........................    3,241,000           2,301             --         0               2,301
Boilermakers Blacksmith Pension
  Trust(11)......................    1,245,000              --             --         0                   0
BP Amoco PLC Master Trust(12)....      546,000              --             --         0                   0
Calamos(R) Market Neutral Fund --
  Calamos(R) Investment
  Trust(13)......................    3,000,000              --             --         0                   0
Citadel Credit Trading
  Ltd.(14).......................      160,000              --             --         0                   0
Citadel Equity Fund Ltd.(15).....    1,840,000              --             --         0                   0
Consulting Group Capital Markets
  Funds(16)......................      600,000              --             --         0                   0
CooperNeff Convertible Strategies
  (Cayman) Master Fund, LP(17)...    1,188,000              --             --         0                   0
CQS Convertible and Quantitative
  Strategies Master Fund
  Limited(18)....................      500,000              --             --         0                   0
DBAG London(19)..................      525,000              --             --         0                   0
Delta Airlines Master
  Trust(20)......................      315,000              --             --         0                   0
Diaco Investments LP(21).........      240,000              --             --         0                   0
DKR SoundShore Opportunity
  Holding Fund Ltd.(22)..........    2,100,000              --             --         0                   0
Duke Endowment(23)...............      265,000              --             --         0                   0
Ellsworth Convertible Growth and
  Income Fund, Inc.(24)..........      500,000              --             --         0                   0
FrontPoint Convertible Arbitrage
  Fund, L.P.(25).................    3,500,000              --             --         0                   0
Geode U.S. Convertible Arbitrage
  Fund(26).......................    3,350,000              --             --         0                   0

                                                                    CONVERSION
                                    PRINCIPAL        NUMBER OF      SHARES OF
                                    AMOUNT OF        SHARES OF        COMMON     DEBENTURES
                                    DEBENTURES     COMMON STOCK       STOCK      OWNED AFTER    SHARES OF COMMON
                                   BENEFICIALLY     OWNED PRIOR      THAT MAY    COMPLETION    STOCK OWNED AFTER
                                    OWNED THAT        TO THIS           BE         OF THIS     COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER     MAY BE SOLD    OFFERING(1)(2)     SOLD(2)     OFFERING(3)      OFFERING(3)
------------------------------     ------------   ---------------   ----------   -----------   ------------------
Grace Convertible Arbitrage Fund,
  Ltd.(27).......................    3,500,000              --             --         0                   0
HFRCA Select Fund(28)............      750,000              --             --         0                   0
Highbridge International
  LLC(29)........................    4,000,000              --             --         0                   0
Hotel Union & Hotel Industry of
  Hawaii Pension Plan(30)........      147,000              --             --         0                   0
Institutional Benchmarks Master
  Fund Ltd. c/o SSI Investment
  Management(31).................      781,000              --             --         0                   0
Institutional Benchmarks Master
  Fund Ltd. c/o Zazove
  Associates(32).................    1,750,000              --             --         0                   0
Lord Abbett Investment
  Trust -- LA Convertible
  Fund(33).......................    2,500,000              --             --         0                   0
Lyxor/Convertible Arbitrage Fund
  Limited(34)....................      540,000              --             --         0                   0
Man Convertible Bond Master Fund,
  Ltd.(35).......................    7,190,000              --             --         0                   0
McMahan Securities Co.
  L.P.(36).......................    2,000,000              --             --         0                   0
Mill River Master Fund,
  L.P.(37).......................    1,000,000              --             --         0                   0
MSD TCB, LP(38)..................   10,700,000              --             --         0                   0
The Northwestern Mutual Life
  Insurance Company(39)..........    1,900,000              --             --         0                   0
Polaris Vega Fund L.P.(40).......    4,900,000              --             --         0                   0
Putnam Convertible Income-Growth
  Trust(41)......................    3,500,000              --             --         0                   0
RBC Alternative Assets -- Conv.
  ARB(42)........................      250,000              --             --         0                   0
S.A.C. Arbitrage Fund, LLC(43)...    1,000,000          42,130             --         0              42,130
San Diego County Employee
  Retirement Association(44).....    2,000,000              --             --         0                   0
Singlehedge US Convertible
  Arbitrage Fund(45).............      474,000              --             --         0                   0
Sphinx Convertible Arbitrage Fund
  SPC(46)........................      593,000              --             --         0                   0
SSI Blended Market Neutral
  L.P.(47).......................      295,000              --             --         0                   0
SSI Hedged Convertible Market
  Neutral L.P.(48)...............      459,000              --             --         0                   0
St. Thomas Trading, Ltd.(49).....    3,335,000              --             --         0                   0
Sterling Invest Co.(50)..........       85,000              --             --         0                   0
Sturgeon Limited(51).............      557,000              --             --         0                   0
Sunrise Partners Limited
  Partnership(52)................   12,300,000              --             --         0                   0
Value Line Convertible Fund,
  Inc.(53).......................      250,000              --             --         0                   0

                                                                    CONVERSION
                                    PRINCIPAL        NUMBER OF      SHARES OF
                                    AMOUNT OF        SHARES OF        COMMON     DEBENTURES
                                    DEBENTURES     COMMON STOCK       STOCK      OWNED AFTER    SHARES OF COMMON
                                   BENEFICIALLY     OWNED PRIOR      THAT MAY    COMPLETION    STOCK OWNED AFTER
                                    OWNED THAT        TO THIS           BE         OF THIS     COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER     MAY BE SOLD    OFFERING(1)(2)     SOLD(2)     OFFERING(3)      OFFERING(3)
------------------------------     ------------   ---------------   ----------   -----------   ------------------
Viacom Inc. Pension Plan Master
  Trust(54)......................       14,000              --             --         0                   0
VICIS Capital Master Fund(55)....    3,243,750              --             --         0                   0
Victus Capital, LP(56)...........    2,162,500              --             --         0                   0
Wachovia Capital Markets
  LLC(57)........................      400,000              --             --         0                   0
Whitebox Diversified Convertible
  Arbitrage Partners LP(58)......    1,250,000              --             --         0                   0
Wolverine Asset Management(59)...    2,000,000              --             --         0                   0
WPG Convertible Arbitrage
  Overseas Master Fund(60).......      600,000              --             --         0                   0
WPG Univest Multi-Strategy --
  Conv. ARB(61)..................      150,000              --             --         0                   0
Zazove Convertible Arbitrage Fund
  L.P.(62).......................    5,200,000              --             --         0                   0
Zazove Hedged Convertible Fund,
  L.P.(63).......................    2,000,000              --             --         0                   0
Zazove Income Fund L.P.(64)......    1,000,000              --             --         0                   0
                                   -----------       ---------      ---------         --             ------
Total(65)........................  125,000,000          44,431             --         0              44,431
                                   ===========       =========      =========         ==             ======

---------------

 (1) Includes common stock into which the debentures are convertible.

 (2) As originally issued, the debentures were convertible into shares of our common stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount, for an aggregate of 7,003,037 shares. However, we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock as described under "Description of the Debentures -- Conversion Rights -- Payment Upon Conversion." The precise number of shares, if any, issuable upon conversion of debentures depends, in part, on the trading price of our common stock following an election to convert and is not presently determinable. If the trading price of our common stock does not exceed approximately $17.85, no shares of common stock would be issuable upon conversion of debentures. In no event will the number of shares issuable upon conversion, per $1,000 principal amount of debentures, exceed the applicable conversion rate. The conversion rate currently remains at the initial rate of 56.0243 shares per $1,000 principal amount, but is subject to adjustment in the manner and upon the events described under "Description of the Debentures -- Conversion
     Rights -- Conversion Rate Adjustments."

 (3) We do not know when or in what amounts a selling securityholder may offer the debentures or shares of common stock for sale. The selling securityholders might not sell any or all of the debentures or shares of common stock offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares of common stock pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares of common stock, we cannot estimate the number of the debentures or shares of common stock that will be held by the selling securityholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of the offering pursuant to this prospectus, none of the debentures or shares of common stock covered by this prospectus will be held by the selling securityholders.

 (4) David J. Harris and Howard Needle are the managing members of the selling securityholder and exercise voting control and dispositive power over these securities.

 (5) Anthony B. Bosco acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

 (6) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

 (7) The selling securityholder is a subsidiary of Bank of America Corp., a reporting company under the Exchange Act. The selling securityholder served as the lead manager in the initial offering of the debentures and is an affiliate of Bank of America, N.A., one of the lenders under our credit agreement. The selling securityholder has informed us that it is a registered broker-dealer. As such, it is an underwriter in connection with the sale of the debentures and the shares of common stock, if any, into which the debentures are convertible. The selling securityholder has informed us that it purchased the securities in the ordinary course of business, and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

 (8) Davis-Dinsmore Management Company acts as investment advisor to the selling securityholder. Thomas H. Dinsmore is the portfolio manager of Davis-Dinsmore Management Company and exercises voting control and dispositive power over these securities.

 (9) Basso Asset Management, L.P. acts as investment manager for the selling securityholder. Basso GP, LLC is the general partner of Basso Asset Management, L.P., and Howard Fischer as managing member of Basso GP, LLC exercises voting control and dispositive power over these securities.

(10) The total under "Number of Shares of Common Stock Owned Prior to this Offering" includes 1,261 shares of our common stock owned by the selling securityholder. CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of BNP Paribas Securities Corp., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(11) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(12) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(13) Nick Calamos acts as investment manager for the selling securityholder and exercise voting control and dispositive power over these securities.

(14) Citadel Limited Partnership, or Citadel, is the trading manager of the selling securityholder and disclaims beneficial ownership of these securities. Kenneth C. Griffin indirectly controls Citadel and therefore exercises ultimate voting control and dispositive power over these securities. Mr. Griffin disclaims beneficial ownership of these securities. The selling securityholder has informed us that (i) it is an affiliate of Aragon Investments Ltd., Palofax Trading LLC, Citadel Trading Group, LLC and Citadel Derivatives Group, LLC, each a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(15) Citadel Limited Partnership, or Citadel, is the trading manager of the selling securityholder and disclaims beneficial ownership of these securities. Kenneth C. Griffin indirectly controls Citadel and therefore exercises ultimate voting control and dispositive power over these securities. Mr. Griffin disclaims beneficial ownership of these securities. The selling securityholder has informed us that (i) it is an affiliate of Aragon Investments Ltd., Palofax Trading LLC, Citadel Trading Group, LLC and Citadel Derivatives Group, LLC, each a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(16) Nick Calamos acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(17) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(18) CQS Convertible and Quantitative Strategies Feeder Fund Limited is the sole investor in the selling securityholder. CQS Cayman Limited Partnership acts as investment manager to the selling securityholder and, in turn, CQS Cayman Limited Partnership has delegated its investment management responsibilities to the investment advisor, CQS (UK) LLP. The directors of the selling securityholder have ultimate voting control and dispositive power over these securities. The directors of the selling securityholder are Alan Smith, Michael Hintze, Jim Rogers, Jonathan Crowther, Blair Gould and Karla Bodden.

(19) Patrick Corrigan and Tom Sullivan act as brokers for the selling securityholder and exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Deutsche Bank Securities, Inc., a registered broker-dealer,
     (ii) it purchased the securities in the ordinary course of business, and
     (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(20) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(21) Simon Glick is the general partner of the selling securityholder and exercises voting control and investment power over these securities.

(22) DKR Capital Partners L.P. acts as investment manager for the selling securityholder. DKR Capital Partners, L.P. has retained certain portfolio managers to act as the portfolio manager for the selling securityholder. DKR Capital Partners L.P. and these certain portfolio managers have shared voting control and shared dispositive power over the selling securityholder's securities. Tom Kirvaitis has trading authority over these securities for the selling securityholder.

(23) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(24) Davis-Dinsmore Management Company acts as investment advisor to the selling securityholder. Thomas H. Dinsmore is the portfolio manager of Davis-Dinsmore Management Company and exercises voting control and dispositive power over these securities.

(25) FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP LLC, the selling securityholder's general partner, and has voting control and dispositive power over these securities. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and exercise voting control and dispositive power over these securities.

(26) Vincent Gubitosi acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(27) Bradford Whitmore and Michael Brailon are managing members of the selling securityholder and exercise voting control and dispositive power over these securities.

(28) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(29) Highbridge Capital Management acts as trading advisor to the selling securityholder. Glenn Dubin and Henry Swieca are the principals of Highbridge Capital Management and exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Highbridge Capital Corp., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(30) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(31) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(32) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(33) Maren Lindstrom is a fiduciary manager and partner at Lord Abbett & Co. and exercises voting control and dispositive power over these securities.

(34) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(35) Marin Capital Partners, LP acts as investment advisor to the selling securityholder. J.T. Hansen and John Null are principals of Marin Capital Partners, LP and exercise voting control and dispositive power over these securities.

(36) D. Bruce McMahan is the general partner of the selling securityholder and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that it is a registered broker-dealer. As such it is an underwriter in connection with the sale of the debentures and the shares of common stock, if any, into which the debentures are convertible. The selling securityholder has informed us that it purchased the securities in the ordinary course of business, and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(37) Massachusetts Mutual Life Insurance Company, or Massachusetts Mutual, is an affiliate of the selling securityholder and sold various insurance policies to our company. Annual premium payments for all policies total approximately $87,250. Massachusetts Mutual is the principal equityholder of the selling securityholder. Mill River Management L.L.C., or MRM, is the General Partner of the selling securityholder. Babson Capital Management LLC, or Babson, is the sole member of MRM. MassMutual Holding LLC, or MassMutual, is the sole member of Babson. Massachusetts Mutual is the sole member of MassMutual. Patrick J. Joyce acts as portfolio manager for the selling securityholder and exercises sole voting and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of MML Distributors, LLC, MML Investors Services, Inc., Oppenheimer Funds Distributor, Inc., Centennial Asset Management Corporation and Babson Securities Corporation, each a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(38) John Phelan and Glenn Fuhman are the managing partners of the selling securityholder and exercise voting control and dispositive power over these securities.

(39) Northwestern Investment Management Company, LLC, or NIMC, is the investment advisor to the selling securityholder with respect to these securities. NIMC has shared voting power or investment power over these securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio holding these securities. The selling securityholder has informed us that
     (i) it is an affiliate of Northwestern Mutual Investment Services, LLC, Frank Russell Capital Inc., Frank Russell Securities, Inc. and Russell Fund Distributors, Inc., each a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(40) Gregory R. Levinson controls the selling securityholder's investment advisor and exercises voting control and dispositive power over these securities.

(41) The selling securityholder is managed by Putnam Investment Management, LLC, which is owned through intermediaries by Marsh & McLennan Companies, Inc., a reporting company under the Exchange Act. The selling securityholder has informed us that (i) it is an affiliate of Putnam Retail Management Limited Partnership, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(42) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(43) The total under "Number of Shares of Common Stock Owned Prior to this Offering" includes 42,130 shares of our common stock owned by the selling securityholder. Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, or SAC Capital Advisors, and S.A.C. Capital Management, LLC, or SAC Capital Management, share all investment and voting power over these securities. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of these securities.

(44) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(45) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(46) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(47) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(48) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(49) Marin Capital Partners, LP acts as investment advisor to the selling securityholder. J.T. Hansen and John Null are principals of Marin Capital Partners, LP and exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Tiburon Fund Trading, LLC, an inactive registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(50) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(51) CooperNeff Advisors, Inc. has shared voting control and sole investment control over these securities. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc.

(52) S. Donald Sussman controls the selling securityholder's general partner and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Paloma Securities L.L.C., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(53) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(54) David T. Henigson as vice president exercises voting control and dispositive power over these securities.

(55) Shad Stastney, John Succo and Sky Lucas are members of the selling securityholder and exercise voting control and dispositive power over these securities.

(56) Shad Stastney, as a managing director, John Succo, as a managing director, Sky Lucas, as a portfolio manager and managing director, and Bryan Zwen, as a principal, exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of H.C. Wainwright, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(57) The selling securityholder is a subsidiary of Wachovia Corporation, a reporting company under the Exchange Act. The selling securityholder has informed us that it is a registered broker-dealer. As such, it is an underwriter in connection with the sale of the debentures and the shares of common stock, if any, into which the debentures are convertible. The selling securityholder has informed us that it purchased the securities in the ordinary course of business, and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(58) Whitebox Diversified Arbitrage Advisors LLC is the general partner of the selling securityholder. Andrew Redleaf is the managing member of Whitebox Diversified Arbitrage Advisors LLC and exercises voting control and dispositive power over these securities.

(59) Rob Bellick is the general partner of the selling securityholder and exercises voting control and dispositive power over these securities.

(60) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Robeco USA Brokerage, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(61) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(62) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(63) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(64) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(65) The sum of the beneficial ownership information we have received from selling securityholders and reflected in the table above exceeds $125,000,000. We believe this is because certain selling securityholders have transferred their debentures or otherwise reduced their position without informing us, but nevertheless resulting in us receiving new beneficial ownership information from their transferees. However, the maximum principal amount of notes that may be sold under this prospectus will not exceed $125,000,000. Accordingly, the $125,000,000 total has been retained in the table above and represents the maximum principal amount of debentures that could be sold hereunder. Information about additional selling securityholders not named in this table, or anyone directly or indirectly obtaining debentures or shares of common stock from such securityholders, will be set forth in post-effective amendments to the registration statement of which this prospectus forms a part before such persons are permitted to make any offers or sales pursuant to this prospectus. We may file prospectus supplements to include information about non-sale transferees, pledgees or donees who obtain debentures or shares of common stock from selling securityholders named in this table in transfers occurring after the date of this prospectus.

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

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, including their transferees, pledges or donees or their successors, may sell the debentures and any underlying common stock from time to time directly to purchasers or through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those customary in the types of transactions involved.

     The debentures and any underlying common stock may be sold in one or more transactions at:

     - fixed prices,

     - prevailing market prices at the time of sale,

     - prices related to the prevailing market prices,

     - varying prices determined at the time of sale, or

     - negotiated prices.

     The sales may be affected in transactions (which may involve block transactions):

     - on any national securities exchange or quotation service on which the debentures or any underlying common stock may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions other than on such exchanges or services or in the over-the-counter market,

     - through the writing and exercise of options, whether the options are listed on an options exchange or otherwise, or

     - through the settlement of short sales.

     In connection with sales of the debentures and any underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with brokers, dealers or other financial institutions. These brokers, dealers or other financial institutions may in turn engage in short sales of the debentures or any such underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures or any underlying common stock short and deliver debentures or any such underlying common stock to close out short positions, or loan or pledge debentures or any underlying common stock to brokers or dealers that, in turn, may sell the debentures or any such underlying common stock. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker, dealer or agent regarding the sale of the debentures or any underlying common stock by the selling securityholders.

     The aggregate proceeds to the selling securityholders from the sale of the debentures or any underlying common stock offered by them will be the purchase price of the debentures or any such underlying common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the debentures or any underlying common stock to be made directly or through agents. We will not receive any of the proceeds of the sale of the debentures or any underlying common stock offered by this prospectus.

     In order to comply with the securities laws of some states, if applicable, the debentures and any underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the debentures and any underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

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

     Selling securityholders who are registered broker-dealers are "underwriters" under the securities laws. Other selling securityholders and any brokers, dealers or agents who participate in the sale of the debentures or any underlying common stock may be "underwriters" under the securities laws. Any profits on the sale of securities by selling securityholders who are underwriters and any discounts, commissions or concessions received by any brokers, dealers or agents who are underwriters might be deemed to be underwriting discounts or commissions under the securities laws. Persons who are underwriters may be subject to liabilities under the securities laws and will be subject to the prospectus delivery requirements of the securities laws.

     If the debentures or any underlying common stock are sold through underwriters, brokers or dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent commissions.

     We do not know when or whether any selling securityholder will sell any or all of the debentures or any underlying common stock pursuant to this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The selling securityholders may not sell any or all of the debentures or any underlying common stock and may not transfer, devise or gift these securities by other means not described in this prospectus.

     The selling securityholders have acknowledged that they and other persons participating in any distribution will be subject to the securities laws and rules, including Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the debentures or any underlying common stock by the selling securityholders and any other persons. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures or any underlying common stock to engage in market-making activities with respect to the debentures or our common stock for a period of up to five business days prior to the commencement of the distribution. This restriction may affect the marketability of the debentures or any underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures or our common stock.

     To the extent required, the specific debentures or any underlying common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the debentures to register their debentures and any underlying common stock under applicable federal and state securities laws under specific circumstances and at specific times. Under the registration rights agreement, we and the selling securityholders will be indemnified by (or entitled to contribution from) one another against specified liabilities in connection with the offer and sale of the debentures and any underlying common stock, including some liabilities under the Securities Act.

     We have agreed to pay substantially all of the expenses incidental to the registration of the debentures and any underlying common stock other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                         DESCRIPTION OF THE DEBENTURES

     We issued the debentures under an indenture, dated as of June 30, 2004, between us and U.S. Bank National Association, as trustee. Initially, the trustee acted as paying agent, conversion agent and calculation agent for the debentures. The terms of the debentures include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers. The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the debentures. You may request a copy of the indenture and the registration rights agreement from us. When we refer to "Per-Se," "we," "our" or "us" in this section, we refer only to Per-Se Technologies, Inc., a Delaware corporation, and not its subsidiaries.

BRIEF DESCRIPTION OF THE DEBENTURES

     The debentures offered hereby:

     - are $125,000,000 in aggregate principal amount;

     - bear interest at a rate of 3.25% per annum, payable on each June 30 and December 30, beginning December 30, 2004;

     - are issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof;

     - are our unsecured obligations, subordinated in right of payment to all of our existing and future senior debt; as our indebtedness, the debentures are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

     - are convertible into our common stock initially at a conversion rate of
       56.0243 shares per $1,000 principal amount of debentures which is equivalent to an initial conversion price of approximately $17.85 per share, under the conditions and subject to such adjustments as are described under "-- Conversion Rights"; however, we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock;

     - are redeemable at our option in whole or in part beginning on July 6, 2009 upon the terms set forth under "-- Optional Redemption by Us";

     - are subject to repurchase by us at your option on June 30 of each of 2009, 2014 and 2019 or upon the occurrence of a fundamental change with respect to our company, upon the terms and at the repurchase price in cash set forth below under "-- Repurchase of Debentures at Your Option";

     - are entitled in certain circumstances to the make-whole premium in connection with a conversion or repurchase as a result of certain fundamental changes; and

     - are due on June 30, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of our company, except to the extent described under "-- Repurchase of Debentures at Your Option -- Fundamental Change Put" and "-- Repurchase of Debentures at Your Option -- Make-Whole Premium" below.

     No sinking fund is provided for the debentures and the debentures will not be subject to defeasance.

     You may present definitive debentures for conversion and registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at 100 Wall Street, 16th Floor, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global debentures, see "-- Form,

Denomination and Registration." No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

SUBORDINATION

     The debentures are subordinate in right of payment to all of our existing and future senior debt. The indenture does not restrict the amount of senior debt or other indebtedness that we or any of our subsidiaries can incur. As of December 31, 2004, the debentures were subordinated to $4.1 million of our senior debt, as defined in this prospectus. In addition, as of December 31, 2004, our subsidiaries had liabilities of approximately $51.1 million, excluding intercompany indebtedness and guarantees under our credit agreement, all of which are structurally senior to the debentures. The payment of the principal of, interest on or any other amounts due on the debentures is subordinated in right of payment to the prior payment in full in cash of all of our existing and future senior debt. No payment on account of principal of, redemption of, interest on or any other amounts due on the debentures, including, without limitation, any payments on the fundamental change repurchase right, and no redemption, repurchase or other acquisition of the debentures may be made, except in our common stock, if:

     - a default in the payment of designated senior debt occurs, called a payment default; or

     - a default other than a payment default occurs and is continuing that permits the holders of designated senior debt to accelerate its maturity, and the trustee receives a notice of such default, called a payment blockage notice, from us or any other person permitted to give such notice under the credit agreement so long as it remains in effect, and thereafter any other person permitted to give such notice under the indenture, called a non-payment default.

     We may resume payments and distributions on the debentures:

     - in case of a payment default, upon the date on which such default ceases to exist or is cured or waived in writing by agent so long as the credit agreement remains in effect, and thereafter in accordance with the terms of the applicable senior debt; and

     - in the case of a non-payment default, upon the earliest of the date on which such non-payment default ceases to exist or is cured or waived in writing by agent so long as the credit agreement remains in effect, and thereafter in accordance with the terms of the applicable senior debt or 179 days from the date the payment blockage notice is received.

     Notwithstanding the foregoing, not more than one payment blockage notice may be given in any consecutive 360-day period, called a payment blockage period, irrespective of the number of defaults with respect to designated senior debt during such period. No default which existed or was continuing on the date of the commencement of any payment blockage notice with respect to the designated senior debt whose holders delivered the payment blockage notice may be made the basis of the commencement of a subsequent payment blockage period by the holders of such designated senior debt, whether or not within a period of 360 consecutive days, unless the default has been cured or waived for a period of not less than 90 consecutive days.

     Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us or acceleration of the principal amount due on the debentures because of any event of default, all senior debt must be paid in full in cash before the holders of the debentures are entitled to any payments whatsoever.

     As a result of these subordination provisions, in the event of our insolvency, holders of the debentures may recover ratably less than the holders of our senior debt and our general creditors.

     If the payment of the debentures is accelerated because of an event of default, we or the trustee shall promptly notify the holders of senior debt or the trustee(s) for the senior debt of the acceleration. We may not pay the debentures until five days after the holders or trustee(s) of senior debt receive notice of the acceleration and, after which we may pay the debentures only if the subordination provisions of the indenture otherwise permit payment at that time.

     If the trustee or any holder of debentures receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the debentures before all senior debt is paid in full in cash, then the payment or distribution will be held by the recipient in trust for the benefit of holders of senior debt, and will be immediately paid over or delivered to the holders of senior debt or their representative or representatives to the extent necessary to make payment in full in cash of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior debt.

     The debentures are the obligations only of Per-Se and not our subsidiaries. Since a significant amount of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the debentures, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

     Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the debentures to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

     The indenture does not limit the amount of additional indebtedness, including senior debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee.

     Credit agreement means our credit agreement dated as of September 11, 2003, as amended as of June 30, 2004, among us, as the borrower, our subsidiaries identified therein as guarantors, Bank of America, N.A., as administrative agent, swingline lender and L/C issuer, Wachovia Bank, N.A., as syndication agent and the other lenders who are party thereto, as further amended, restated, supplemented or otherwise modified from time to time, and all direct and indirect refundings, refinancings and replacements of any credit agreement.

     Designated senior debt means (1) any indebtedness from time to time outstanding under the credit agreement and (2) any other senior debt the principal amount of which is $10,000,000 or more and that has been designated by us as designated senior debt.

     Exchange rate contract means, with respect to any person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An exchange rate contract may also include an interest rate agreement.

     GAAP means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applied on a consistent basis.

     Guarantee means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

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

     Hedging obligations means, with respect to any specified person, the obligations of such person under (1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to exposure to interest rates; (2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to exposure to commodity prices; and (3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to exposure to foreign currency exchange rates.

     Indebtedness means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or reimbursement agreements in respect thereof, or representing the balance deferred and unpaid of the purchase price of any property, including pursuant to capital leases and sale-and-leaseback transactions, or representing any hedging obligations under an exchange rate contract or an interest rate agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an exchange rate contract or an interest rate agreement, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the guarantee of items which would be included within this definition. The amount of any indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any indebtedness issued with original issue discount. Indebtedness shall not include liabilities for taxes of any kind.

     Interest rate agreement means, with respect to any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

     Senior debt with respect to us means indebtedness of ours, including any monetary obligation in respect of the credit agreement, and interest, whether or not allowable, accruing on indebtedness incurred pursuant to the credit agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law, arising under the credit agreement, all hedging obligations owing to any lender or affiliate of any lender party to the credit agreement, all obligations under treasury management agreements with any lender or affiliate of any lender party to the credit agreement or any other indebtedness of ours, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us and any of our subsidiaries.

     Notwithstanding anything to the contrary in the foregoing, senior debt shall not include: (a) indebtedness of or amounts owed by us for compensation to employees, or for goods or materials purchased or for services obtained in the ordinary course of business; (b) our indebtedness to any of our subsidiaries or
(c) our indebtedness that expressly provides that it shall not be senior in right of payment to the debentures or expressly provides that it is on the same basis or junior to the debentures.

INTEREST

     The debentures will bear interest at a rate of 3.25% per annum from June 30, 2004. We will pay interest semiannually in arrears on June 30 and December 30 of each year, beginning December 30, 2004, to the holders of record at the close of business on the preceding June 15 and December 15, respectively. There is one exception to the preceding sentence:

     In general, we will not pay accrued and unpaid interest on any debentures that are submitted for conversion. Instead, accrued interest will be deemed paid by the cash and common stock, if any, received by holders on conversion. You will receive, however, accrued and unpaid liquidated damages to, but not including, the conversion date. If you surrender debentures for conversion after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on that interest payment date accrued and unpaid interest on those debentures, notwithstanding your conversion of those debentures prior to that interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender debentures for conversion, you must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, (2) we have specified a repurchase date following a fundamental change that is during such period or (3) to the extent of any overdue interest if any overdue interest exists at the time of conversion with respect to the debentures converted. Accordingly, under these circumstances you will not be required to pay us, at the time that you surrender those debentures for conversion, the amount of interest you will receive on the interest payment date.

     Except as provided below, we will pay interest on:

     - global debentures to the Depository Trust Company, which we refer to in this prospectus as DTC, in immediately available funds;

     - any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

     - any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those debentures.

     At maturity we will pay interest on the definitive debentures at our office or agency in New York City, which initially will be the principal corporate trust office of the trustee presently located at 100 Wall Street, 16th Floor, New York, New York 10005.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     If any interest payment date falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day and no additional interest will be payable in respect of such delay. The term business day means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

CONVERSION RIGHTS

  GENERAL

     As originally issued, the debentures were convertible, subject to the conditions and during the periods described below, into shares of our common stock, at an initial conversion rate of 56.0243 shares per $1,000 principal amount of the debentures, which is equal to an initial conversion price of approximately $17.85 per share. However, we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock as described below. The conversion rate and the corresponding conversion price in effect at any given time will be subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the debentures. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 principal amount and integral multiples thereof.

     If you have exercised your right to require us to repurchase your debentures in the circumstances described under "-- Repurchase of Debentures at Your Option," you may convert your debentures only if you withdraw your repurchase notice or fundamental change repurchase notice and convert your debentures prior to the close of business on the repurchase date or fundamental change repurchase date, as applicable.

     You may surrender debentures for conversion prior to the stated maturity only under the following circumstances:

  CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

     You may surrender any of your debentures for conversion during any fiscal quarter, and only during such fiscal quarter, commencing after September 30, 2004, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price as of that 30th trading day.

     The conversion agent, which initially will be U.S. Bank National Association, will, on our behalf, determine if the debentures are convertible as a result of the sale price of our common stock and notify us and the trustee.

     The closing sale price of our common stock on any date means the closing sale price per share, determined without regard for after-hours or extended market trading, or, if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices, on that date as reported by the Nasdaq National Market or, if our common stock is not then quoted on the Nasdaq National Market, as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the closing sale price will be the last quoted bid for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. In the absence of such quotations, our board of directors will make a good faith determination of the closing sale price.

     Trading day means a day during which trading in our common stock generally occurs and a closing sale price for our common stock is provided on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded.

  CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION

     You may surrender any of your debentures for conversion during the five consecutive business day period after the measurement period in which the trading price per debenture for each day of such measurement period was less than 98% of the product of the closing sale price of our common stock on such day and the conversion rate on such date; provided, however, if you convert your debentures in reliance on this subsection and on any trading day during such measurement period the closing sale price of shares of our common stock was between 100% and 130% of the conversion price of the debentures on such day, you will receive cash equal to 100% of the principal amount of the debentures plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the conversion date.

     The trading price of a debenture on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the debentures from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of debentures will be deemed equal to the product of the closing sale price of our common stock and the conversion rate.

     The conversion agent will, on our behalf, determine if the debentures are convertible as a result of the trading price of the debentures and notify us and the trustee; provided, that the conversion agent shall have no obligation to determine the trading price of the debentures unless we have requested such determination and we shall have no obligation to make such request unless requested to do so by a holder of the debentures. At such time, we shall instruct the conversion agent to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price of the debentures is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

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  CONVERSION UPON NOTICE OF REDEMPTION

     You may surrender for conversion any of your debentures that have been called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the debentures are not otherwise convertible at that time. If you have already delivered a repurchase notice or a fundamental change repurchase notice with respect to a debenture, you may not surrender that debenture for conversion until you have withdrawn the notice in accordance with the indenture.

  CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

  (1) Certain Distributions.

     In the event:

     - we distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the distribution, shares of our common stock at a price per share less than the closing sale price of the common stock on the business day immediately preceding the announcement of such distribution, or

     - we elect to distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the common stock on the business day preceding the declaration date for the distribution, then at least 20 days prior to the ex-dividend date for the distribution, we must notify you of the occurrence of such event. Once we have given that notice, you may surrender your debentures for conversion at any time until the earlier of close of business on the business day immediately prior to the ex-dividend date or the date of our announcement that the distribution will not take place. No adjustment to the conversion rate or your ability to convert will be made if we provide that you will participate in the distribution without conversion.

  (2) Change of Control.

     If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then you may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until the effective date of the transaction or, if such transaction also constitutes a fundamental change, the fundamental change repurchase date. In addition, if the transaction described in the second paragraph of the definition of change of control constitutes a fundamental change and occurs before June 30, 2009, we will pay a make-whole premium in connection with the conversion of debentures, calculated as described under "-- Repurchase of Debentures at Your Option -- Make-Whole Premium." Payment of the make-whole premium to holders surrendering their debentures for conversion will be made upon the later of: (1) the fundamental change repurchase date and (2) the conversion settlement date for those debentures. We will pay the make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired. The method of determining the amount of such consideration is described under "-- Repurchase of Debentures at Your Option -- Make-Whole Premium."

     Upon any determination by us or the trustee that you are or will be entitled to convert your debentures in accordance with the foregoing provisions, we will issue a press release, as promptly as practicable, but in no event less than 15 days prior to the effective date of such transaction, through a public medium that is customary for such press releases or publish the information on our website or through such other public medium as we may use at such time.

     If a transaction occurs pursuant to which you would be entitled to a make-whole premium upon conversion, you can also, subject to certain conditions, require us to repurchase all or a portion of your

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

debentures as described under "-- Repurchase of Debentures at Your Option -- Fundamental Change Put."

     If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, any then existing right to receive shares of our common stock upon conversion of debentures will be changed into a right to receive the kind and amount of cash, securities or other property which you would have received if you had converted such debentures immediately prior to the transaction.

  CONVERSION PROCEDURES

     By delivering to you the full amount of cash, common stock or other property issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued and unpaid interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of shares of common stock issuable, if any, upon conversion of your debentures, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of such common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

     To convert a definitive debenture, you must:

     - complete the conversion notice on the back of the debentures, or a facsimile thereof;

     - deliver the completed conversion notice and, if the debentures are in certificated form, the debentures to be converted to the specified office of the conversion agent;

     - pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in "-- Interest"; and

     - pay all taxes or duties payable by you, if any, as described above.

To convert interests in a global debenture, you must comply with the last two bullets above and deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program.

     Conversion notices are irrevocable. The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate will be delivered to you, or a book entry transfer through DTC will be made, for the number of shares of common stock, if any, into which the debentures are converted along with the amount of cash payable to your upon conversion, including any cash in lieu of any fractional shares, as soon as practicable on or after the conversion date.

  PAYMENT UPON CONVERSION

     Pursuant to the indenture, we have irrevocably elected to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock. Accordingly, for each $1,000 principal amount of debentures, we will deliver to you:

     - cash in an amount equal to the lesser of (1)(x) the then current conversion rate, multiplied by (y) the average closing price of our common stock during the 20 trading-day period beginning on the day after receipt of your notice of conversion and (2) $1,000; and

     - a number of shares of our common stock equal to the greater of (1) zero and (2) the excess, if any, of the then current conversion rate over the number of shares equal to the sum, for each day of the 20 trading-day period beginning on the day after receipt of your notice of conversion, of (x) 5% of the cash amount determined in accordance with the immediately preceding bullet point, divided by (y) the closing sale price of our common stock on such day.

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

We will pay cash for all fractional shares of common stock. The cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date.

     Settlement will occur on the business day following the 20 trading-day period beginning on the day after receipt of your notice of conversion.

  CONVERSION RATE ADJUSTMENTS

     We will adjust the conversion rate if any of the following events occur:

          (1) We issue our common stock as a dividend or distribution on our common stock.

          (2) We distribute to all holders of common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price per share of less than the closing sale price of our common stock on the record date for the distribution.

          (3) We subdivide or combine our common stock.

          (4) We distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities, but excluding rights or warrants listed in (2) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash, in which event the conversion rate in effect immediately before the close of business on the record date fixed for the determination of stockholders entitled to receive that distribution will be increased by multiplying it by a fraction,

              - the numerator of which will be the current market price of our common stock and

              - the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors whose determination in good faith will be conclusive, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

              If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities, where such closing sale prices are available, for the 10 trading days commencing on and including the fifth trading day after the ex-dividend date for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

          (5) We distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the conversion rate will be increased by multiplying it by a fraction,

              - the numerator of which will be the current market price of our common stock and

              - the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or the amount of such distribution as determined below.

          (6) We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or

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

           exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be increased by multiplying it by a fraction,

              - the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (b) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

              - the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

          (7) Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event each conversion rate will be increased by multiplying such conversion rate by a fraction,

              - the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable to our stockholders based on the acceptance up to any maximum specified in the terms of the tender or exchange offer of all shares validly tendered or exchanged and not withdrawn as of the expiration of the offer and (b) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

              - the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

              The adjustment referred to in this clause (7) will be made only if:

              - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

              - the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

              However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     The current market price of our common stock on any day means the average of the closing sale price of our common stock as defined above under "-- Conversion -- General" for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the ex-dividend date with respect to the issuance or distribution requiring such computation.

     To the extent that we have a rights plan in effect upon conversion of the debentures you will receive, in addition to any shares of our common stock that may be issuable pursuant to such conversion, the rights under the rights plan attributable to such shares, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as described in clause (4) above, as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

     - any reclassification of our common stock;

     - a consolidation, merger, binding share exchange or combination involving us; or

     - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your debentures you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the debentures immediately prior to any of these events.

     The conversion rate will not be adjusted:

     - upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan,

     - upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries,

     - upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the debentures were first issued,

     - for a change in the par value of the common stock, or

     - for accrued and unpaid interest and liquidated damages, if any.

     In the event of a taxable distribution to holders of our common stock which results in an adjustment to the conversion rate, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such adjustment may result in a taxable dividend to the holders of our common stock. In addition, non-U.S. holders of debentures in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Certain Material United States Federal Income Tax Considerations -- Treatment of U.S. Holders -- Constructive Dividends" and "Treatment of Non-U.S. Holders -- Constructive Dividends."

     To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

PAYMENT AT MATURITY

     Each holder of $1,000 principal amount of the debentures shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, and liquidated damages, if any. We will pay principal on:

     - global debentures to DTC in immediately available funds; and

     - any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

OPTIONAL REDEMPTION BY US

     Prior to July 6, 2009, the debentures will not be redeemable at our option. Beginning on July 6, 2009, we may redeem the debentures for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest and liquidated damages, if any, on the debentures to but not including the redemption date. We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of debentures. Debentures or portions of debentures called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

     If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot, on a pro rata basis or by such other method that the trustee considers fair and appropriate, so long as such method is not prohibited by the rules of any securities exchange or quotation association on which the debentures may then be traded or quoted. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures with a principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

     In the event of any redemption in part, we will not be required to:

     - register the transfer of or exchange any debenture in certificated form, during a period beginning at the opening of business 15 days before any selection of debentures in certificated form, for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of debentures to be so redeemed; or

     - register the transfer of or exchange any debenture in certificated form, so selected for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

REPURCHASE OF DEBENTURES AT YOUR OPTION

  OPTIONAL PUT

     On June 30, 2009, June 30, 2014, and June 30, 2019, each a repurchase date, you may require us to repurchase for cash any outstanding debentures for which you have properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a repurchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the repurchase date.

     You may submit your debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date.

     Your repurchase notice electing to require us to repurchase debentures shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

     - if definitive debentures have been issued, the certificate numbers of your debentures to be delivered for repurchase, or, if the debentures are not issued in definitive form, the notice of repurchase must comply with appropriate DTC procedures;

     - the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

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

     You may withdraw any repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

     - the principal amount of debentures being withdrawn;

     - if definitive debentures have been issued, the certificate numbers of the debentures being withdrawn or, if the debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures; and

     - the principal amount of the debentures, if any, that remain subject to the repurchase notice.

     In connection with any repurchase, we will, to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the repurchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon your delivering the debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the debentures to be paid promptly following the later of the repurchase date or the time of delivery of the debentures, together with such endorsements.

     If the paying agent holds money sufficient to pay the repurchase price of the debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding and interest and liquidated damages, if any, on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the debentures.

     Our ability to repurchase debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above in "Subordination." We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the debentures that might be delivered to holders of debentures seeking to exercise the repurchase right. See "Risk Factors -- Risks Related to the Debentures -- Because we operate through subsidiaries, we may be unable to repay or repurchase the debentures if our subsidiaries are unable to pay dividends or make advances to us."

  FUNDAMENTAL CHANGE PUT

     If a fundamental change, as defined below, occurs, you will have the right on the fundamental change repurchase date, subject to certain exceptions set forth below, to require us to repurchase all of your debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 in principal amount or integral multiples thereof, at a fundamental change repurchase price in cash equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest, the make-whole premium, if any and liquidated damages, if any, on the debentures to but not including the fundamental change repurchase date. If the fundamental change repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest, and liquidated damages, if any to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price and the repurchase price will be 100% of the principal amount of the debentures repurchased.

     Notwithstanding the foregoing, we may be required to offer to repurchase or otherwise repay in full our senior debt on a pro rata basis with the debentures, or prior to the debentures as a result of the subordination provisions described above under "-- Subordination," upon a change of control, if similar change of control offers are or will be required by our senior debt.

     Within 30 days after the occurrence of a fundamental change, we are required to give you notice of such occurrence and of your resulting repurchase right, and the procedures that holders must follow to require us to repurchase their debentures as described below. The fundamental change repurchase date specified by us will be 30 days after the date on which we give you this notice.

     To exercise your fundamental change repurchase right, you must deliver, before the close of business on the business day prior to the fundamental change repurchase date, the debentures to be repurchased, duly endorsed for transfer, together with the written fundamental change repurchase notice, to the paying agent. Your fundamental change repurchase notice must state:

     - if definitive debentures have been issued, the certificate numbers of the holders' debentures to be delivered for repurchase or, if the debentures are not issued in definitive form, the fundamental change repurchase notice must comply with appropriate DTC procedures;

     - the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures.

     A holder may withdraw any fundamental change repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the fundamental change repurchase date. The notice of withdrawal shall state:

     - the principal amount at maturity of debentures being withdrawn;

     - if definitive debentures have been issued, the certificate numbers of the debentures being withdrawn or, if the debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures; and

     - the principal amount of the debentures, if any, that remain subject to the fundamental change repurchase notice.

     A fundamental change will be deemed to have occurred upon a change of control or a termination of trading.

     A change of control will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

          (1) as indicated by the filing of a Schedule TO under the Exchange Act or any other schedule, form or report under the Exchange Act disclosing the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans, except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition; or

          (2) our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

           - any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

           - any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock of the surviving entity or a direct or indirect parent of the surviving entity.

     Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, which we refer to in this prospectus as the SEC, under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

     However, notwithstanding the foregoing, it will not constitute a fundamental change if more than 90% of the consideration in the transaction or transactions, other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights, constituting a change of control consists of shares of common stock traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the debentures become convertible into that common stock (to the same extent convertible into our common stock before such transaction or transactions, subject to appropriate adjustments to give effect to such transaction or transactions) and any rights attached thereto.

     A termination of trading will be deemed to have occurred if our common stock or other common stock into which the debentures are then convertible is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule and file Schedule TO or any similar schedule to the extent applicable at that time.

     If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price and the make-whole premium, if any, with respect to debentures which holders have elected to require us to repurchase on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, those debentures will cease to be outstanding and interest and liquidated damages, if any, on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent and all other rights of the holder shall terminate, other than the right to receive the fundamental change repurchase price and the make-whole premium, if any, upon delivery of the debentures.

     The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the debentures but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

     Our ability to repurchase debentures for cash upon the occurrence of a fundamental change is subject to important limitations. Our ability to repurchase the debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above under "-- Subordination." In addition, the occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the fundamental change repurchase price in cash for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. See "Risk Factors -- Risks Related to the Debentures -- Because we operate through subsidiaries, we may be unable to repay or repurchase the debentures if our subsidiaries are unable to pay dividends or make advances to us."

     The fundamental change purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

     - by management to adopt a series of anti-takeover provisions.

     Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the debentures.

  MAKE-WHOLE PREMIUM

     If a transaction described in the second paragraph of the definition of change of control occurs prior to June 30, 2009 and constitutes a fundamental change, we will pay, in addition to the repurchase price described above under "-- Fundamental Change Put," a make-whole premium described below to the holder of debentures who elects to require us to repurchase such debentures in connection with such a fundamental change.

     No make-whole premium will be paid if the stock price as defined below is less than $12.57 or greater than $50.00, in each case subject to adjustment. The make-whole premium will be determined by reference to the table below and is based on the date on which such specified corporate transaction becomes effective, or the effective date, and the price paid per share of our common stock, or the stock price, in the transaction constituting the fundamental change. If the holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the closing sale price of our common stock on the 10 trading days up to, but not including, the effective date.

     In connection with the repurchase of the debentures as described above or upon a conversion of the debentures as a result of certain specified corporate transactions as described under "Conversion Rights -- Conversion Upon Specified Corporate Events -- Change of Control" above, we will pay the make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired except that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such transaction.

     If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such transaction, then for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative values, determined as described in the next paragraph, of the different forms of consideration paid to our common stockholders in connection with such fundamental change.

     The value of such consideration to be delivered in respect of the make-whole premium will be calculated as follows:

     - securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on 98% of the average closing price or last sale price, as applicable, on the 10 trading days prior to but excluding the fundamental change repurchase date,

     - other securities, assets or property other than cash will be valued based on 98% of the average of the fair market value of such securities, assets or property other than cash as determined by two independent nationally-recognized banks selected by the trustee, and

     - 100% of any cash.

     The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the debentures is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

     The following table sets forth the make-whole premiums (table in percentages of principal amount of debentures).

                                                                          STOCK PRICE
                           ---------------------------------------------------------------------------------------------------------
EFFECTIVE DATE             $12.57   $13.89   $15.21   $16.53   $17.85   $20.00   $25.00   $30.00   $35.00   $40.00   $45.00   $50.00
--------------             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
6/24/2004................   0.00     5.32    10.51    16.41    22.14    20.14    16.50    13.97    12.07    10.56     9.64     8.64
6/30/2005................   0.00     3.73     8.60    14.36    19.67    17.76    13.99    11.46     9.68     8.34     7.54     6.72
6/30/2006................   0.00     2.54     6.93    12.55    18.10    15.50    11.50     8.99     7.36     6.21     5.58     4.96
6/30/2007................   0.00     1.42     5.93    10.35    15.80    12.57     8.31     5.94     4.55     3.71     3.37     2.97
6/30/2008................   0.00     0.00     3.62     6.69    11.89     7.75     3.63     1.91     1.22     0.98     0.91     0.82
6/30/2009................   0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00

     The exact stock price and effective dates may not be set forth on the table, in which case

     - if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the make-whole premium will be determined by straight-line interpolation between the additional premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

     - if the stock price is in excess of $50.00 per share, subject to adjustment, no make-whole premium will be paid; and

     - if the stock price is less than $12.57, subject to adjustment, no make-whole premium will be paid.

     Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

MERGER AND SALES OF ASSETS

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

     - we are the continuing corporation or the resulting, surviving or transferee person is organized and existing under the laws of the U.S., any state thereof or the District of Columbia and such person assumes all our obligations under the debentures and the indenture;

     - if as a result of such transaction the debentures become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally guarantees all our obligations or such successor under the debentures and the indenture; and

     - we are or such successor is not then or immediately thereafter in default under the indenture.

     The occurrence of certain of the foregoing transactions could constitute a change of control.

     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the indenture:

     - default in our obligation to deliver cash or shares of our common stock upon conversion of any debentures;

     - default in our obligation to provide timely notice of a fundamental change;

     - default in our obligation to repurchase debentures at the option of holders or following a fundamental change;

     - default in our obligation to redeem debentures after we have exercised our redemption option;

     - default in our obligation to pay the principal amount of the debentures at maturity, when due and payable;

     - default in our obligation to pay any interest or liquidated damages when due and payable, and continuance of such default for a period of 30 days;

     - our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

     - a default that results in the acceleration of maturity of any indebtedness for borrowed money of our company or our designated subsidiaries in an aggregate amount of $25,000,000 or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or to us and the trustee by holders of not less than 25% in aggregate principal amount of the debentures then outstanding; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

     A designated subsidiary means any existing or future, direct or indirect, subsidiary of ours whose assets constitute 15% or more of our total assets on a consolidated basis. The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

     If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the debentures plus any accrued and unpaid interest and liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under "-- Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount plus any accrued and unpaid interest and liquidated damages, if any, through such date and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

  CHANGES REQUIRING APPROVAL OF EACH AFFECTED HOLDER

     The indenture, including the terms and conditions of the debentures, cannot be modified or amended without the written consent or the affirmative vote of the holder of each debenture affected by such change to:

     - change the maturity of any debenture or the payment date of any installment of interest or liquidated damages payable on any debentures;

     - reduce the principal amount of, or any interest, liquidated damages, redemption price, repurchase price, fundamental change repurchase price or make-whole premium on, any debenture;

     - impair or adversely affect the conversion rights of any holder of debentures;

     - change the currency of payment of such debentures or interest, liquidated damages, redemption price, fundamental change repurchase price, repurchase price or make-whole premium thereon;

     - alter the manner of calculation or rate of interest, liquidated damages, redemption price, fundamental change repurchase price, repurchase price or make-whole premium on any debenture or extend the time for payment of any such amount;

     - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any debenture;

     - modify our obligation to maintain an office or agency in New York City;

     - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders including after a fundamental change;

     - modify the redemption provisions of the indenture in a manner adverse to the holders of debentures;

     - modify the subordination provisions of the indenture in a manner adverse to the holders of debentures;

     - reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

     - reduce the percentage in aggregate principal amount of debentures outstanding required for any other waiver under the indenture.

  CHANGES REQUIRING MAJORITY APPROVAL

     The indenture, including the terms and conditions of the debentures, may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding.

  CHANGES REQUIRING NO APPROVAL

     The indenture, including the terms and conditions of the debentures, may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

     - adding to our covenants for the benefit of the holders of debentures;

     - surrendering any right or power conferred upon us;

     - providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     - providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

     - increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of debentures;

     - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     - making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

     - to evidence and provide for the acceptance of the appointment of a successor trustee;

     - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; provided further that any amendment made solely to conform the provisions of the indenture to the description of the debentures in this prospectus will not be deemed to adversely affect the interests of the holders of the debentures; or

     - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the debentures. Pursuant to the agreement, we will, at our expense:

     - use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective within 210 days after the earliest date of original issuance of the debentures; and

     - use our commercially reasonable efforts to keep such registration statement effective until the earlier of:

          (1) the date when the non-affiliated holders of the debentures and the common stock issuable upon conversion of the debentures, if any, are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

          (2) the date when all of the debentures and the common stock issuable upon conversion of the debentures, if any, are sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in effect.

     Additionally, we will:

     - provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

     - notify each such holder for whom the shelf registration statement was filed, when the shelf registration statement has become effective; and

     - take certain other actions as are required to permit unrestricted resales of the debentures and the common stock issuable upon conversion of the debentures, if any.

     Each holder who sells securities pursuant to the shelf registration statement generally will be:

     - required to be named as a selling holder in the related prospectus;

     - required to deliver a prospectus to the purchaser;

     - subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and

     - bound by the provisions of the registration rights agreement which are applicable to the holder including certain indemnification rights and obligations.

     We may suspend the use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 120 days in any 360-day period, if:

     - the prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

     - we reasonably determine in good faith that the disclosure of this material non-public information would be seriously detrimental to us and our subsidiaries.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We will not specify the nature of the event giving rise to a suspension in any notice to holders of the debentures of the existence of such a suspension.

     We refer to each of the following as a registration default:

     - the registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the debentures; or

     - the registration statement has not been declared effective prior to or on the 210th day following the earliest date of original issuance of any of the debentures, or the effectiveness target date; or

     - at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days (or, if the suspension period is then in effect, the fifth business day following the expiration of such suspension period) by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be, or
       (3) if suspension periods exceed an aggregate of 90 days in any 360-day period.

     If a registration default occurs, other than a registration default relating to a failure to file or have an effective registration statement with respect to the shares of common stock, cash liquidated damages will accrue on the debentures that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. Subject to the subordination described above under "-- Subordination," liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on each June 30 and December 30, commencing on the first interest payment date following the registration default, and will accrue at a rate per year equal to:

     - 0.25% of the principal amount of a debenture to and including the 90th day following such registration default; and

     - 0.50% of the principal amount of a debenture from and after the 91st day following such registration default.

     In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder converts some or all of its debentures when there exists a registration default with respect to the common stock or a registration default occurs following such conversion, the holder will not be entitled to receive liquidated damages on any common stock that may have been issued pursuant to such conversion.

GOVERNING LAW

     The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the debentures. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF DEBENTURES

     We or our agents will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determination of the trading prices of the debentures and of our common stock. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, 600,000 shares of non-voting common stock, par value $.01 per share and 20,000,000 shares of preferred stock, no par value. As of March 21, 2005, 30,207,646 shares of our common stock were outstanding. In this section, we summarize certain of the features and rights of our common stock, non-voting common stock, and preferred stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our Certificate of Incorporation, Bylaws, the Shareholder Protection Rights Agreement and all amendments thereto, and to applicable Delaware law.

COMMON STOCK

     The holders of shares of our common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote. Each stockholder may exercise such vote either in person or by proxy. Directors are elected by a plurality of the votes cast and stockholders are not entitled to cumulate their votes for the election of directors, which means that the holders of more than 50% of the common stock voting for the election of directors can elect all of the directors to be elected by holders of common stock, in which event the holders of the remaining common stock voting will not be able to elect any director. In all other matters, the affirmative vote of a majority of the shares of stock entitled to vote held by stockholders present in person or by proxy at a meeting of stockholders shall be required for approval, unless a greater vote is required by law or our certificate of incorporation. Subject to preferences to which holders of preferred stock, if any, may be entitled, and the holders of non-voting common stock receiving an equivalent per share dividend, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not presently anticipate paying cash dividends in the foreseeable future. In the event we liquidate, dissolve or wind up our business, the holders of common stock and the holders of non-voting common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of preferred stock, if any, may be entitled. The holders of common stock have no preemptive, subscription, redemption or sinking fund rights.

NON-VOTING COMMON STOCK

     Our board of directors has the authority to issue non-voting common stock. The holders of shares of our non-voting common stock are not entitled to vote except as provided by law. Subject to certain limitations, our non-voting common stock is convertible, at the option of its holder, into an equal number of shares of our common stock. Subject to preferences to which holders of preferred stock, if any, may be entitled, the holders of non-voting common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. No dividend will be declared or paid on the common stock unless an equivalent per share dividend is declared or paid on the non-voting common stock. We do not presently anticipate paying cash dividends in the foreseeable future. In the event we liquidate, dissolve or wind up our business, the holders of common stock and the holders of non-voting common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of preferred stock, if any, may be entitled. The holders of non-voting common stock have no preemptive, subscription, redemption or sinking fund rights. At present, we have no plans to issue any of the non-voting common stock and we are not aware of any pending or proposed transaction that would be affected by such an issuance.

PREFERRED STOCK

     Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion

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rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences, and the number of shares constituting and the designation of any such series, without further vote or action by the stockholders. At present, we have no plans to issue any of the preferred stock and we are not aware of any pending or proposed transaction that would be affected by such an issuance.

POTENTIAL ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS, DELAWARE LAW AND SHAREHOLDER PROTECTION RIGHTS AGREEMENT

  DELAWARE LAW

     We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation such as ours from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder unless:

     - prior to such time, the board of directors of the Delaware corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines a "business combination" to include the following:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets or of all the outstanding stock or the corporation;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

  RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BY-LAW PROVISIONS

     Our restated Certificate of Incorporation and restated By-laws contain provisions that could have an anti-takeover effect. These provisions include:

     - authorized but unissued shares of common and preferred stock available for future issuance without stockholder approval;

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

     - vacancies on our board may only be filled by the remaining directors and not our stockholders (unless no director remains);

     - non-cumulative voting for directors

     - authorization for our board of directors, without stockholder approval, to issue up to 20,000,000 shares of preferred stock;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - a unanimity requirement for stockholders to take any action by written consent;

     - the board may generally adopt, amend and repeal our bylaws;

     - stockholders must submit proposals for annual stockholders' meetings or nominees for election as director at least 120 days prior to the anniversary date of the distribution of the company's proxy statement related to its last annual meeting in order for their proposals or nominees to be considered.

     These and other provisions contained in our restated certificate of incorporation and restated by-laws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over their current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

  SHAREHOLDER PROTECTION RIGHTS AGREEMENT

     Pursuant to the rights plan adopted in 1999, our board of directors declared a dividend of one right for each outstanding share of common stock to stockholders of record at the close of business on February 16, 1999. Each right entitles the registered holder to purchase a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock from us. Currently, and after certain adjustments for certain recapitalization activities such as reverse stock splits, the purchase or exercise price for such right is $75 per unit.

     In the event that a person becomes an acquiring person, as defined in the rights plan, except pursuant to an offer for all outstanding shares of common stock that our independent directors determine to be fair and otherwise in the best interests of our company and our stockholders, each holder of a right will thereafter have the right to receive, upon exercise, common stock or, in certain circumstances, cash, property or other securities of ours having a value equal to two times the exercise price of the right.

     Until a right is exercised, the holder will not possess stockholder rights, such as the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, in certain circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration, or for common stock of the acquiring company, or in the event of the redemption of the rights.

     The rights are not exercisable until the distribution date, as that term is defined in the rights plan, and are set to expire at 5:00 P.M. (EST) on February 16, 2009, unless earlier redeemed, exchanged, extended or terminated by us.

  CERTAIN EFFECTS OF AUTHORIZED AND UNISSUED STOCK

     As of March 21, 2005, there are 169,792,354 unissued shares of common stock, 600,000 unissued shares of non-voting common stock and 20,000,000 unissued shares of preferred stock of which 1,000,000 shares of such preferred stock have been designated Series A Junior Participating Preferred Stock in connection with the adoption of our rights plan. These additional shares may be issued for a variety of proper corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. We do not presently intend to issue additional shares of common stock, non-

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

voting common stock or preferred stock other than in connection with our employee benefit plans or pursuant to conversions of the debentures. The existence of unissued shares of common stock, non-voting common stock and preferred stock may enable our board of directors to discourage an attempt to change control of our company by means of a tender offer, proxy contest or otherwise and thereby protect the continuity of our management. If, in the due exercise of its fiduciary duties, our board of directors determined that an attempt to change control of our company was not in the best interest of our stockholders, our board of directors could authorize, without having to obtain approval of the stockholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. In this regard, our board of directors has the authority to establish the rights and preferences of the authorized and unissued shares of preferred stock, one or more series of which could be issued entitling the holders thereof to vote separately as a class or to cast a proportionately larger vote than the holders of shares of common stock on any proposed action, to elect directors having terms of office or voting rights greater than the terms of office or voting rights of other directors, to convert shares of preferred stock into a proportionately larger number of shares of common stock or our other securities, to demand redemption at a specified price under prescribed circumstances related to such a change or to exercise other rights designed to impede such a change. The issuance of shares of preferred stock, whether or not related to any attempt to effect such a change, may adversely affect the rights of the holders of shares of common stock and non-voting common stock.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

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        CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax consequences as of the date of this prospectus of purchasing, holding and selling the debentures, and where noted, our common stock. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Code, Treasury regulations (including proposed treasury regulations) issued thereunder, Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. Except where we state otherwise, this summary deals only with debentures held as capital assets by a "U.S. Holder" (as described below) who purchases the debentures at their "issue price" (as defined below).

     We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that are "Non-U.S. Holders" (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, regulated investment companies, insurance companies, tax exempt entities, persons who hold the debentures in a "straddle" or as part of a "hedging," "conversion" or "constructive sale" transaction or U.S. Holders whose "functional currency" is not the U.S. dollar, and brokers and dealers in securities or currencies. Further, we do not address:

     - the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the debentures;

     - the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the debentures; or

     - any state, local or foreign tax consequences of the purchase, ownership and sale of the debentures.

     A U.S. Holder is a beneficial owner of our debentures, or our common stock received upon the conversion of our debentures, and is for U.S. federal income tax purposes:

     - a citizen or resident of the U.S.;

     - a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

     - a trust if (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

     - estates, the income of which is subject to United States federal income taxation regardless of its source.

     A Non-U.S. Holder is a beneficial owner (other than a partnership) of our debentures, or our common stock received upon the conversion of our debentures, other than a U.S. Holder.

     If a partnership holds our debentures or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the debentures, you should consult your own tax advisor.

     No rulings have been sought or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

     If you are considering purchasing the debentures, you should consult your own tax advisor concerning the U.S. federal income and estate tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

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

TREATMENT OF U.S. HOLDERS

  PAYMENTS OF INTEREST

     It is expected, and this discussion assumes, that the debentures were issued without original issue discount for U.S. federal income tax purposes. Accordingly, payments of interest on the debentures generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). If, however, the debentures "stated redemption price at maturity" (generally the sum of all payments required under the debenture other than payments of stated interest) exceeds the issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

  LIQUIDATED DAMAGES AND MAKE-WHOLE PREMIUM

     We may be required to pay liquidated damages if we fail to comply with certain obligations under the registration rights agreement. See "Description of the Debentures -- Registration Rights." Additionally, we may be required to pay the make-whole premium in connection with a change in control. See "Description of the Debentures -- Conversion Rights," and "Description of the Debentures -- Repurchase of Debentures at the Option of Holders."

     We believe (and this discussion assumes) that, as of the date of issuance of the debentures, the likelihood of the payment of liquidated damages or the make-whole premium is a "remote" contingency within the meaning of the regulations that apply to debt instruments providing for one or more contingent payments. Our determination in this regard is binding on a U.S. Holder unless such holder explicitly discloses that it is taking a contrary position in its tax return for the first year that it owns the debenture. This position, however, is not binding on the IRS. If the IRS took a contrary position from that described above, then a U.S. Holder may be required to accrue interest income based upon a "comparable yield," regardless of the holder's method of accounting. Such yield will be higher than the stated coupon on the debentures. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the debentures, including any gain realized on the conversion of a debenture, may be recharacterized as ordinary income. U.S. Holders should consult their tax advisors regarding the tax consequences of the debentures being treated as contingent payment debt instruments.

     If we become obligated to pay liquidated damages, we intend to take the position that such amounts would be treated as ordinary interest income and taxed as described under "-- Payments of Interest" above. In the event that a make-whole premium is paid, such premium would be included in the amount realized by the holder on conversion or repurchase of the debentures. See
"-- Conversion of the Debentures" and "-- Sale, Exchange, Redemption or Repurchase of the Debentures."

  SALE, EXCHANGE, REDEMPTION OR REPURCHASE OF THE DEBENTURES

     Except as set out below under "-- Conversion of the Debentures," the sale, exchange, redemption or repurchase of a debenture will cause you to recognize gain or loss equal to the difference between the amount you received (the sum of the cash and the fair market value of any property received) and your adjusted tax basis in the debentures. Any gain you recognize generally will be treated as a capital gain. Provided that you have held the debentures for more than one year, such gain will be treated as long-term capital gain. Long-term capital gains recognized by certain non-corporate taxpayers generally will be subject to a reduced tax rate. Any loss you recognize will be treated as a capital loss. The deductibility of capital losses is subject to limitations. If a capital loss from the sale, exchange, redemption or repurchase of the debentures meets certain thresholds (generally $10 million for corporate U.S. Holders, other than S corporations, and $2 million for other U.S. Holders), you may be required to file a disclosure statement with the IRS.

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

     Special rules apply in determining the tax basis of a debenture. If you are an accrual basis taxpayer, your basis in a debenture is generally increased by unpaid interest you previously accrued on the debentures. If you are a cash basis taxpayer, your basis will not include unpaid interest but your gain from the sale, exchange, redemption or repurchase of the debenture will be reduced by the portion of the payment you receive that represents unpaid interest. That amount will be taxable as ordinary income rather than as gain or loss from the sale, exchange, redemption or repurchase of the debenture.

  CONVERSION OF THE DEBENTURES

     Because we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock, we intend to take the position that the conversion will be treated as a recapitalization. As a result, the amount of gain recognized is the lesser of (1) the value of the cash and stock received (less the value of any cash or stock treated as payment of accrued but unpaid interest) minus your adjusted basis in the debentures or (2) the amount of cash received (less any portion of the cash treated as paid for accrued but unpaid interest). As a result, no loss would be recognized on the conversion. You should consult your own tax advisor regarding the proper treatment to you of the receipt of a combination of cash and common stock upon conversion.

  CONSTRUCTIVE DISTRIBUTIONS

     The conversion price of the debentures will be adjusted in certain circumstances. See the discussion under "Description of the Debentures -- Conversion -- Conversion Rate Adjustment" above. Under Section 305(c) of the Code, adjustments, or failures to make adjustments, that have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you. For example, if we were to make a distribution of cash to our stockholders, and the conversion rate of the debentures were increased, such increase would be deemed to be a distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. It is unclear whether such deemed distributions would be eligible for the dividends received deduction or at the reduced rate of 15% applicable to certain non-corporate U.S. Holders (currently effective for tax years 2004 through 2008). You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

  DISTRIBUTIONS ON COMMON STOCK

     In general, distributions with respect to our common stock received upon the conversion of a debenture will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. Holder's basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. Holder will qualify for taxation at the 15% rate (currently effective for tax years 2004 through 2008) if the holder meets certain holding period and other applicable requirements.

  SALE OR OTHER DISPOSITION OF COMMON STOCK

     You will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a debenture. This capital gain or loss will equal the difference between the amount realized and the holder's tax basis in our common stock. Capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. If you sell common stock at a loss that meets certain thresholds (generally $10 million for corporate U.S. Holders, other than S corporations, and $2 million for other U.S. Holders), you may be required to file a disclosure statement with the IRS.

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TREATMENT OF NON-U.S. HOLDERS

     The following is a summary of U.S. federal tax consequences that will apply to you if you are a Non-U.S. Holder of debentures or shares of our common stock. As described above, a "Non-U.S. Holder" is a beneficial owner (other than a partnership) of our debentures, or our common stock received upon the conversion of our debentures, other than a U.S. Holder.

     Special rules may apply to certain Non-U.S. Holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

  PAYMENTS WITH RESPECT TO THE DEBENTURES

     Subject to the discussion below under "-- Constructive Dividends," if you are a Non-U.S. Holder, all payments made to you on the debentures, and any gain realized on a sale, exchange, conversion, redemption or repurchase of the debentures, will be exempt from the 30% U.S. federal withholding tax and the U.S. federal income tax, provided that:

     - you do not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on a debenture is described in Section 881(c)(3)(A) of the Code;

     - (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an IRS Form W-8BEN (or successor form), or (b) you hold your debentures through certain qualified intermediaries and you satisfy the certification requirements of applicable Treasury regulations (special certification rules apply to holders that are pass-through entities); and

     - in the case of a sale, exchange, conversion, redemption or repurchase of the debentures:

        - we are not, and have not been within the shorter of the five-year period preceding such sale, exchange, conversion, redemption or repurchase and the period during which the Non-U.S. Holder held the debentures, a "U.S. real property holding corporation" as defined in
          Section 897(c)(2);

        - if we are determined to be a U.S. real property holding corporation, you own, actually or constructively, 5% or less of our debentures and our common stock and our common stock is publicly traded;

        - if you are an individual Non-U.S. Holder, you are present in the United States for less than 183 days in the taxable year of disposition (or are present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are not met); and

        - your holding of the debenture is not effectively connected with the conduct of a trade or business in the U.S.

     We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the

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debentures is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

     If you are engaged in a trade or business in the U.S. and interest on a debenture or gain realized from the sale, exchange, conversion, repurchase or redemption of the debenture is effectively connected with the conduct of that trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax, but not the 30% withholding tax if you provide a Form W-8ECI as described above, on that interest or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a "branch profits tax" equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. For this purpose, interest or gain will be included in the earnings and profits of such foreign corporation. An individual Non-U.S. Holder who is in the U.S. for more than 183 days in the taxable year that the debenture is sold, exchanged, redeemed or repurchased, and meets certain other conditions, will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S.

  PAYMENTS ON COMMON STOCK

     Any dividends paid to a non-U.S. holder with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. or, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A Non-U.S. Holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  CONSTRUCTIVE DIVIDENDS

     Under certain circumstances, a Non-U.S. Holder may be deemed to have received a constructive dividend, see "Treatment of U.S. Holders -- Constructive Distributions" above. Any constructive dividend deemed paid to a Non-U.S. Holder will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless that gain is effectively connected with your conduct of a trade or business in the U.S. or, where a tax treaty applies, is attributable to a U.S. permanent establishment. A Non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest paid to the Non-U.S. Holder of the debentures. A Non-U.S. Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

  SALE, EXCHANGE OR REDEMPTION OF SHARES OF COMMON STOCK

     Any gain that a Non-U.S. Holder realizes upon the sale, exchange, redemption or other disposition of a share of our common stock generally will not be subject to U.S. federal income tax unless:

     - that gain is effectively connected with your conduct of a trade or business in the U.S. or, where a tax treaty applies, is attributable to a U.S. permanent establishment;

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     - you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

     - we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes, except if you own, actually or constructively, less than 5 percent of our common stock and such common stock is publicly traded.

     An individual Non-U.S. Holder who realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived. An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A Non- U.S. Holder that is a foreign corporation and that realizes gain described in the first bullet point above will be subject to tax on the gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a "branch profits tax" at a 30% rate or a lower rate if so specified by an applicable income tax treaty. As to the third bullet point, as stated above, we believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     If you are a U.S. Holder of our debentures or common stock, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a debenture or share of common stock made to you, unless you are an exempt recipient, such as a corporation. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable U.S. information reporting or certification requirements, the IRS may require us to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from those payment.

     In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the certification described above under "Treatment of Non-U.S. Holders -- Payments With Respect to the Debentures."

     In addition, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under "Treatment of Non-U.S. Holders -- Payments With Respect to the Debentures" and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

                                 CAPITALIZATION

     You should read this table in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                    AT
                                                               DECEMBER 31,
                                                                   2004
                                                               -------------
                                                               (IN THOUSANDS
                                                                EXCEPT PER
                                                               SHARE AND PAR
                                                                VALUE DATA)
Total debt..................................................     $ 125,625
                                                                 =========
Stockholders' Investment(1):
  Common stock, $01 par value; 200,000 shares authorized;
     approximately 32,324 shares issued and 30,336 shares
     outstanding............................................     $     323
  Additional paid-in capital................................       795,263
  Accumulated deficit.......................................      (757,128)
  Accumulated other comprehensive loss......................          (484)
  Deferred stock unit plan obligation.......................         1,511
  Treasury stock, at cost, 2,125 shares.....................       (26,510)
                                                                 ---------
     Total stockholders' investment.........................        12,975
                                                                 ---------
     Total capitalization...................................     $ 138,600
                                                                 =========

---------------

(1) The number of shares authorized, issued and outstanding in the table above excludes:

     - 20,000,000 shares of preferred stock authorized, no par value, none issued;

     - 600,000 shares of non-voting common stock authorized, $.01 par value, none issued;

     - 6,584,147 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2004 with exercise prices ranging from $3.75 to $135.00 per share and a weighted average exercise price of $10.19 per share;

     - 948,111 shares of common stock reserved for future grants under our stock option plans as of December 31, 2004; and

     - an indeterminable number of shares of common stock reserved for the potential conversion of the debentures.

                                    BUSINESS

OVERVIEW OF OUR COMPANY

     We are a corporation organized in 1985 under the laws of the State of Delaware and are focused on providing solutions that improve the administrative functions of the healthcare industry. Specifically, we provide Connective Healthcare solutions that help physicians and hospitals achieve their income potential. Connective Healthcare solutions support and unite healthcare providers, payers and patients with innovative technology processes that improve and accelerate reimbursement and reduce the administrative cost of care. We serve the healthcare industry through two divisions: Physician Services and Hospital Services. Please refer to note 19 -- Segment Reporting to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus for financial information regarding our Physician Services and Hospital Services divisions.

     The Physician Services division provides Connective Healthcare solutions that manage the revenue cycle for physician groups. We provide a complete outsourcing service, therefore, allowing physician groups to avoid the infrastructure investment in their own in-house billing office. The division is the largest provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. Services include clinical data collection, data input, medical coding, billing, contract management, cash collections, accounts receivable management and extensive reporting of metrics related to the physician practice. These services help physician groups to be financially successful by improving cash flows and reducing administrative costs and burdens. Fees for these services are primarily based on a percentage of net collections on our clients' accounts receivable. The division recognizes revenue and bills customers when the customers receive payment on those accounts receivable, which aligns the division's interests with the interests of the physician groups it services. The division's offerings have historically focused on the back-end processes required to ensure that physicians are properly reimbursed for care delivery. The division also offers a physician practice management, or PPM, solution that is delivered via an application service provider, or ASP, model and collects a monthly usage fee from the physician practices using the system. The division's revenue model is 100% recurring in nature due to the transaction-based nature of its fee revenue in the outsourced services business and the monthly usage fee in the PPM business.

     The Hospital Services division provides Connective Healthcare solutions that focus on revenue cycle and resource management to improve the financial health of hospitals. The division has one of the largest electronic clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle management offerings. The clearinghouse delivers dedicated electronic and Internet-based business-to-business solutions that focus on electronic processing of medical transactions as well as complementary transactions, such as electronic remittance advices, realtime eligibility verification and high-speed print and mail services. Other revenue cycle management solutions provide insight into a hospital's revenue cycle inefficiencies, such as denial management. Denial management allows hospitals to identify charges denied reimbursement by a payer and to take corrective actions such as resubmitting for reimbursement. Hospitals may opt to outsource portions of their revenue cycle management process to us, such as secondary insurance billing. The division also provides resource management solutions that enable hospitals to efficiently manage resources to reduce costs and improve their bottom line. The division's staff scheduling software efficiently plans nurse schedules, accommodating individual preferences as well as environmental factors, such as acuity levels, as well as schedules all the personnel across the hospital enterprise. The division's patient scheduling software helps effectively manage a hospital's most expensive and profitable area, the operating room, as well as schedules patients across the enterprise. The division primarily recognizes revenue on a per-transaction basis for its revenue cycle management solutions and primarily recognizes revenue on a percentage-of-completion basis or upon software shipment for sales of its resource management software solutions. Approximately 88% of the division's revenue is recurring due to its transaction-based business and the maintenance revenue from its substantial installed base for the resource management software.

     We market our products and services to constituents of the healthcare industry, primarily to hospital-affiliated physician practices, physician groups in academic settings, hospitals and integrated delivery networks, or IDNs.

     As stated previously, we focus on the administrative functions of the healthcare market, with the majority of our business based in the United States. Healthcare spending in the United States reached an estimated $1.7 trillion or 15.3% of gross domestic product in 2003. It has been estimated that as much as 31% of annual healthcare spending is for administrative functions. Our solutions help make the reimbursement of healthcare more efficient and help improve the overall patient care experience by simplifying the revenue cycle process for physicians and hospitals. Our services and solutions are not capital-intensive for providers, making them a cost-effective solution as providers focus on their financial health.

     During 2003 and 2004, we took steps to strengthen our strategic focus and financial health. Two non-core software product lines for hospitals were divested -- a clinical information system was divested in July 2003, and a patient financial management system was divested in January 2004. Both product lines were enterprise-wide software solutions that required a hospital or IDN to invest significant capital and time to implement. Both product lines generated negative cash flow during 2003. In July 2003, we reorganized, aligning our operations around our two key constituents: physicians and hospitals. We incurred approximately $0.8 million in restructuring charges in 2003 related to this reorganization.

     We recorded research and development costs of approximately $8.3 million, $8.0 million and $10.1 million in 2004, 2003 and 2002 respectively.

DESCRIPTION OF BUSINESS BY INDUSTRY SEGMENT

  BUSINESS MANAGEMENT OUTSOURCED SERVICES FOR PHYSICIANS

     Approximately 225,000 U.S.-based hospital-affiliated physicians represent our target market for business management outsourced services. The target market consists of large physician groups -- typically 10 or more physicians depending upon the specialty -- and represents an estimated market opportunity of approximately $7 billion. We estimate that approximately 20% to 30% of the physicians in the target market currently outsource their business management needs, with the remainder of physicians performing these services in house. Our Physician Services division is the largest provider of comprehensive business management outsourcing services to the U.S. hospital-based physician market, supporting approximately 1,100 clients in 42 states. The business of providing integrated business management outsourcing services is highly competitive. The division competes with regional and local billing companies as well as physician groups performing these services in house. Competition among outsourcing companies is based upon the relationship with the client or prospective client, the efficiency and effectiveness of converting medical services to cash while minimizing compliance risk, the ability to provide proactive practice management services and, to the extent that service offerings are comparable, price. We believe there is a trend toward outsourcing among physician groups performing these revenue cycle management services in house due to the complexity of reimbursement regulations and the financial pressures physician groups face.

  ASP-BASED PHYSICIAN PRACTICE MANAGEMENT SYSTEMS

     Representing less than 5% of the revenue of the Physician Services division, our ASP-based PPM solution is targeted at office-based physicians and physician groups in the U.S., and is the largest PPM solution delivered via ASP in the nation serving approximately 3,000 physicians. Today, the solution is regionally focused, mostly in the upper Midwest. The PPM market is highly competitive with large national competitors as well as small regionally or locally focused competition.

  REVENUE CYCLE MANAGEMENT SOLUTIONS FOR HOSPITALS

     The market for hospital revenue cycle management solutions ranges from providing technology tools that allow a hospital's central billing office, or CBO, to more effectively manage its cash flow. Technology tools include electronic transactions, such as claims processing, that can be delivered via the Web or through dedicated electronic data interfaces as well as license-based solutions, such as automated cash posting solutions, that are deployed at the CBO. Our Hospital Services division has the third largest electronic clearinghouse (based on our market research) in the healthcare industry and processes approximately 320 million transactions on an annual basis. The clearinghouse supports more than 1,400 governmental and commercial payer connections in 48 states. Our revenue cycle management solutions are currently in approximately 400 hospitals in the U.S. Competition in the revenue cycle management market is based on providing solutions that enable hospitals to improve their cash flow. Competitors include traditional electronic data interface companies, Internet healthcare companies, outsourcing companies and specialized software vendors.

  RESOURCE MANAGEMENT SOLUTIONS FOR HOSPITALS

     The market for resource management solutions for hospitals focuses on license-based and Internet solutions to help hospitals efficiently and effectively manage their costs. Our resource management business focuses on the areas of staff and patient scheduling. We provide staff and patient scheduling solutions to approximately 1,600 hospitals, primarily in the U.S. Our Hospital Services division has the market-leading staff scheduling solution and a market-leading patient scheduling solution. Competition in this market segment is based on enabling a hospital to decrease costs by improving the utilization of its personnel and facilities. We compete against national software vendors, specialized software vendors and Internet healthcare companies.

HEALTHCARE INDUSTRY

     Trends in the U.S. healthcare industry affect our business. As healthcare expenditures have become a larger percentage of the gross domestic product, increasing focus has been placed on the administrative costs and burdens associated with the delivery of care. As a result, payers have sought to control costs by changing from the traditional fee-for-service reimbursement model to managed care, fixed fee and capitation arrangements. These reimbursement models, coupled with extensive regulatory control and government healthcare fraud and abuse initiatives, have resulted in a significantly more complex accounting, coding, billing and collection environment. Such industry changes create a more positive market for solutions that reduce a healthcare provider's administrative burdens, help ensure compliance in the complex regulatory environment and minimize medical coding and billing errors, while improving reimbursement and reducing costs.

     Both governmental and private payers continue to restrict payments for healthcare services, using measures such as payment bundling, medical necessity edits and post-payment audits. These measures may decrease revenue to our provider clients and consequently decrease revenue derived by us from such clients, as well as increase the cost of providing services.

     The healthcare industry continues to focus on the impact that regulations governing standards for electronic transactions, privacy and information security issued under HIPAA have on operations and information technology systems. HIPAA was designed to reduce administrative waste in healthcare and protect the privacy and security of patients' health information. HIPAA regulations identify and impose standards for all aspects of handling patient health information. These regulations, which are described in more detail below under the subheading "Regulation," may require us to enhance our internal systems and software applications sold, but HIPAA may also create an increased demand for our services and solutions. While we have incurred and will continue to incur costs to comply with HIPAA, management believes these compliance costs will not have a material impact on our results of operations.

REGULATION

     Our business is subject to numerous federal and state laws, programs to combat healthcare fraud and abuse, and increasing restrictions on reimbursement for healthcare services. Each of the major federal healthcare payment programs (Medicare, Medicaid and TRICARE) has its own set of complex and sometimes conflicting regulations. The Balanced Budget Act of 1997 and HIPAA have mandated additional regulations, and many states have passed legislation addressing billing and payment for healthcare services.

     The federal government is making significant efforts to detect and eliminate healthcare fraud and abuse, particularly through its enforcement of the False Claims Act, the Medicare and Medicaid Patient and Program Protection Act of 1987 and HIPAA, all of which provide the federal government with the authority to impose both civil and criminal sanctions and penalties for submission of false claims to governmental payers. The federal government may impose civil monetary penalties up to $50,000 per offense as well as exclude a provider from participation in Medicare and other governmental healthcare programs. In addition, the False Claims Act allows a private party to bring a "qui tam" or "whistleblower" suit alleging the filing of false or fraudulent Medicare or Medicaid claims and potentially share in damages and civil penalties paid to the government. The U.S. Centers for Medicare & Medicaid Services, or CMS, offers rewards for information leading to the recovery of Medicare funds, and CMS engages private contractors to detect and investigate fraudulent billing practices.

     Our compliance program, which is modeled after the Office of Inspector General's Compliance Program Guidance for Third-Party Medical Billing Companies, is designed and maintained to detect and prevent regulatory violations. We believe our compliance program is effective; however, a compliance program cannot be expected to provide absolute compliance with the law. The existence of an effective compliance program may, nevertheless, mitigate civil and criminal sanctions for certain healthcare-related offenses.

     Under HIPAA, the federal government published final rules regarding the standards for electronic transactions as well as standards for privacy and security of individually identifiable health information. These rules set new or higher standards for the healthcare industry in handling healthcare transactions and information, with penalties for noncompliance.

     The HIPAA rules regarding standards for electronic transactions require healthcare providers, healthcare clearinghouses and health plans that send or receive healthcare transaction data electronically to use standard data formats. The compliance deadline for standard electronic transactions was October 16, 2003. In September 2003, CMS issued transitional guidance that allowed noncompliant electronic transactions after the October 2003 compliance deadline. The industry continues to work toward compliance. We have modified the operations of our subsidiaries that are engaged in the electronic transmission of such data substantially to comply with HIPAA's electronic transaction standards.

     The HIPAA rules regarding privacy of patient health information require organizations that handle such information to establish safeguards regarding access, use and disclosure, and to restrict how other entities use that information. The privacy rules had a compliance deadline of April 14, 2003, and we implemented policies and procedures and other processes (e.g. company-wide privacy training) before the deadline. We believe that our operations are in compliance with the privacy rule requirements. Although the HIPAA privacy rules do not provide a private right of action for individuals, individuals could bring a privacy action under applicable state law for misuse or improper disclosure of their health information.

     The HIPAA rules regarding the security of medical information became final on February 20, 2003. Under these rules, health insurers, certain healthcare providers and healthcare clearinghouses must establish procedures and mechanisms to protect the confidentiality, integrity and availability of electronic protected health information. These rules have a compliance deadline of April 20, 2005. Management believes that the costs of compliance with the HIPAA security rules will not materially impact our results of operations.

EMPLOYEES

     We currently employ approximately 4,800 full-time and part-time employees. We have no labor union contracts and believe relations with our employees are satisfactory.

PROPERTIES

     Our principal executive office is leased and is located in Alpharetta, Georgia. The lease for that office expires in June 2014. Future minimum lease payments through 2014 under the lease are approximately $13.4 million.

     Our Physician Services division's principal office is leased and is located in our principal executive office. In addition to its principal office, our Physician Services division operates 71 business offices throughout the U.S. One of the facilities is owned. All of the remaining facilities are leased with various expiration dates through June 2011.

     Our Hospital Services division's principal office is leased and is located in our principal executive office. In addition to its principal office, our Hospital Services division operates eight offices in the U.S. and one in the United Kingdom. These facilities are leased with various expiration dates through November 2006.

LEGAL PROCEEDINGS

     We are subject to claims, litigation and official billing inquiries arising in the ordinary course of our business. These matters include, but are not limited to, lawsuits brought by former customers with respect to the operation of our business. We have also received written demands from customers and former customers that have not resulted in legal action. Within our industry, federal and state civil and criminal laws govern medical billing and collection activities. These laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from federal and state healthcare payer programs.

     We believe we have meritorious defenses to the claims and other issues asserted in pending legal matters; however, there can be no assurance that such matters or any future legal matters will not have an adverse effect on us. Amounts of awards or losses, if any, in pending legal matters have not been reflected in the financial statements unless probable and reasonably estimable.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the Nasdaq National Market under the symbol "PSTI." The following table sets forth the high and low sales prices for our common stock as reported by the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
2004
1st Quarter.................................................  $18.26   $10.68
2nd Quarter.................................................  $14.90   $ 8.10
3rd Quarter.................................................  $15.10   $11.47
4th Quarter.................................................  $16.35   $12.89

2003
1st Quarter.................................................  $ 9.07   $ 5.75
2nd Quarter.................................................  $11.74   $ 7.78
3rd Quarter.................................................  $16.58   $10.65
4th Quarter.................................................  $17.25   $11.64

2002
1st Quarter.................................................  $13.23   $ 9.76
2nd Quarter.................................................  $13.45   $ 8.20
3rd Quarter.................................................  $ 9.93   $ 6.81
4th Quarter.................................................  $10.70   $ 8.25

     On March 21, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $15.29. As of March 21, 2005, there were 3,335 holders of record of our common stock. There are a significantly greater number of shareholders whose shares are held in street name.

                                DIVIDEND POLICY

     We have not paid cash dividends on our common stock since our initial public offering. Further, we currently intend to retain our future earnings, if any, to finance the growth development and expansion of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the immediate future. In addition, our credit agreement contains, and any future borrowing arrangements or agreements may contain, restrictions on our ability to declare or pay cash dividends on our common stock. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors. These factors include our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect, applicable restrictions in our credit agreement and the requirements of Delaware law.

                            SELECTED FINANCIAL DATA

     The following selected financial data have been derived from our financial statements and should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                      YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                        2004         2003       2002       2001         2000
                                      --------     --------   --------   --------     --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA
  Revenue...........................  $352,791     $335,169   $325,564   $305,822     $291,561
  Operating income (loss)...........    28,934       36,508     29,888     10,957       (6,887)
  Interest expense..................     6,825       14,646     18,069     18,009       18,238
  Interest income...................      (525)        (297)      (471)    (1,121)      (3,728)
  Loss on extinguishment of debt....     5,896        6,255         --         --           --
  Income tax (benefit) expense......   (28,101)(1)       27        800        343         (733)
  Income (loss) from continuing
     operations.....................    44,839       15,877     11,490     (6,274)     (20,664)
  Net income (loss)(2)..............    48,158       11,989      8,989     (6,109)(3)  (48,202)(4)
  Shares used in computing net
     income (loss) per common
     share -- basic.................    30,843       30,594     30,061     29,915       29,852
  Shares used in computing net
     income (loss) per common
     share -- diluted...............    33,082       32,661     31,966     29,915       29,852
PER SHARE DATA
  Income (loss) from continuing
     operations -- basic............  $   1.45     $   0.52   $   0.38   $  (0.21)    $  (0.69)
  Net income (loss) per common
     share -- basic.................  $   1.56     $   0.39   $   0.30   $  (0.20)    $  (1.62)
  Income (loss) from continuing
     operations -- diluted..........  $   1.36     $   0.49   $   0.36   $  (0.21)    $  (0.69)
  Net income (loss) per common
     share -- diluted...............  $   1.46     $   0.37   $   0.28   $  (0.20)    $  (1.62)

                                                           AS OF DECEMBER 31,
                                          ----------------------------------------------------
                                            2004       2003       2002       2001       2000
                                          --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA
  Working capital.......................  $ 53,703   $ 20,313   $ 20,602   $ 22,519   $ 22,885
  Intangible assets.....................    53,333     52,336     55,494     61,929     57,168
  Total assets..........................   202,691    172,084    210,586    203,220    214,128
  Total debt............................   125,625    121,875    175,020    175,091    175,000
  Stockholders' equity (deficit)(2).....    12,975    (17,612)   (37,972)   (49,901)   (44,136)(4)

---------------

(1) Reflects the release of $28.1 million of the valuation allowance against our deferred tax asset resulting in an income tax benefit that was recorded in the fourth quarter of 2004.

(2) Reflects the results from discontinued operations of $3.3 million, $(3.9) million, $(2.5) million, $0.2 million and $10.1 million for 2004, 2003, 2002, 2001 and 2000, respectively.

(3) Reflects expenses of $3.4 million related to a process improvement project.

(4) Reflects a $37.7 million cumulative effect of accounting change for the change in accounting for revenue pursuant to Staff Accounting Bulletin Number 101, Revenue Recognition in Financial Statements, and the corresponding increase in our deferred tax valuation allowance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements about events that have not yet occurred. All statements, trend analysis and other information contained below relating to markets, products and trends in revenue, as well as other statements including words such as "anticipates," "believes" or "expects" and statements in the future tense are forward-looking statements. These forward-looking statements are subject to business and economic risks, and actual events or our actual future results could differ materially from those set forth in the forward-looking statements due to such risks and uncertainties. We disclaim any responsibility to update any forward-looking statement. Risks and uncertainties that may affect future results and performance include, but are not limited to, those discussed under the heading "Risk Factors -- Risks Relating to Our Business" at pages 10 to 13 of this prospectus.

PERFORMANCE MEASUREMENTS IMPORTANT TO MANAGEMENT

     Our management is focused on profitable, organic revenue growth. Our business model is designed such that revenue is generally recurring in nature and cash flow generation is relatively consistent. Management follows certain key metrics in monitoring its performance. Such key metrics include, but are not limited to:

     - net new business sold in the Physician Services division, defined by us as the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period;

     - net backlog in the Physician Services division, defined by us as the annualized revenue related to new contracts signed with the business still to be implemented, less the annualized revenue related to existing contracts where discontinuance notification has been received;

     - transaction volume in the Hospital Services division;

     - new business sold in the Hospital Services division;

     - sales pipelines and sales personnel productivity in both divisions;

     - EBITDA, a non-GAAP measure defined as earnings before interest, taxes, depreciation and amortization, and operating margins in both divisions;

     - days in accounts receivable in both divisions;

     - cash flow generated from operations; and

     - free cash flow, a non-GAAP measure defined as net cash provided by continuing operations less investments in capitalized software development costs and capital expenditures and represents cash flow available for activities unrelated to operations, such as debt reduction.

     Our financial health is also dependent upon our capital structure. Management tracks its debt-to-EBITDA ratio and interest expense coverage ratio in monitoring the appropriateness of its capital structure.

RECENT ACCOUNTING PRONOUNCEMENTS

     On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised
2004), Share-Based Payment, or SFAS No. 123 (R), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

     SFAS No. 123 (R) must be adopted no later than July 1, 2005. We expect to adopt SFAS No. 123 (R) on July 1, 2005. When we adopt SFAS No. 123 (R), we may elect the modified prospective method or the modified retrospective method. We have not yet determined which method we will elect upon adoption.

     We currently account for share-based payments to employees using APB No. 25 and the intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123 (R)'s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123 (R) cannot be estimated, as the impact will depend on the levels of share-based payments granted in the future. Had we adopted SFAS No. 123 (R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described in note 1 to our consolidated financial statements for the years ended December 31, 2004, 2003, and 2002.

     In September 2004, the FASB Emerging Issues Task Force, or EITF, reached a tentative conclusion on Issue No. 04-08, The Effect of Contingently Convertible Debt on Diluted Earnings per Share, or EITF No. 04-08. The EITF concluded that contingently convertible debt instruments should be included in diluted earnings per share computations regardless of whether the market price trigger has been met. The effective date is for periods ending after December 15, 2004. In November 2004, we exercised our irrevocable option to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion. We will satisfy any amount above the conversion trigger price of $17.85 through the issuance of shares of common stock. Any stock appreciation above the conversion trigger price would be included in our dilutive shares for purposes of calculating diluted earnings per share under EITF No. 04-08.

OVERVIEW OF CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Critical accounting policies are those accounting policies that management believes are both most important to the portrayal of our financial condition and results, and/or they require management's most difficult, subjective and/or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

  REVENUE RECOGNITION

     Our revenue is derived from services and products delivered to the healthcare industry through our two operating divisions:

  PHYSICIAN SERVICES

     Physician Services provides Connective Healthcare solutions that manage the revenue cycle for physician groups. The division provides outsourced revenue cycle management services that are targeted at hospital-affiliated and academic physician practices. Fees for these services are primarily based on a percentage of net collections on our clients' accounts receivable. The division recognizes revenue and bills its customers when the customers receive payment on those accounts receivable. Contracts are typically multi-year in length and require no payment from the customer upon contract signing. Since this is an outsourced service delivered on our proprietary technology, there are no license or maintenance fees to be paid by the physician group customers. The division also recognized approximately 4%, 5% and 5% of its revenue (or 3%, 3% and 4% of total company revenue), on a monthly service fee and per-transaction basis from the PPM product line for the years ended December 31, 2004, 2003 and 2002. An unbilled receivable is recorded when revenue is earned, but the customer has not been invoiced due to the terms of the contract. The Physician Services division does not rely, to any material extent, on estimates in the recognition of revenue. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition.

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

  HOSPITAL SERVICES

     Hospital Services provides Connective Healthcare solutions that improve revenue cycle and resource management for hospitals.

     Revenue cycle management solutions primarily include services that allow a hospital's CBO to more effectively manage its cash flow. These services include electronic and paper transactions, such as claims processing, which can be delivered via the Web or through dedicated electronic data interfaces and high-speed print and mail services. Revenue related to these transactions is billed and recognized when the services are performed on a per transaction basis. Contracts are typically multi-year in length. The division also recognizes revenue related to direct and indirect payments it receives from payers for the electronic transmission of transactions to the payers. The division recognizes revenue on these transactions at the time the electronic transactions are sent. Revenue is recognized on these transactions in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition.

     Resource management solutions include staff and patient scheduling software that enable hospitals to efficiently manage their resources, such as personnel and the operating room, to reduce costs and improve their bottom-line. The resource management software is sold as a one-time license fee plus implementation services and an annual maintenance fee. Contracts are typically structured to require a portion of the license fee and implementation services to be paid periodically throughout the installation process, including a portion due upon signing. For software contracts that require the division to make significant production, modification or customization changes, the division recognizes revenue for the license fee and implementation services using the percentage-of-completion method over the implementation period.

     The division relies on estimates of work to be completed to determine the amount of revenue to be recognized related to each contract. Because estimates of the extent of completion that differ from actual results could affect revenue, the division periodically reviews the estimated hours or days to complete major projects and compares these estimates to budgeted hours or days to support the revenue recognized on that project. Approximately 8%, 9% and 9% of the division's revenue (or 2%, 2% and 2% of total company revenue) was determined using percentage-of-completion accounting for the years ended December 31, 2004, 2003, and 2002, respectively.

     When the division receives payment prior to shipment or fulfillment of its significant obligations, we record such payments as deferred revenue and recognize them as revenue upon shipment or fulfillment of significant vendor obligations. An unbilled receivable is recorded when the division recognizes revenue on the percentage-of-completion basis prior to achieving a contracted billing milestone. Additionally, an unbilled receivable is recorded when revenue is earned, but the customer has not been invoiced due to the terms of the contract. For minor add-on software license sales where no significant customization remains outstanding, the fee is fixed, an agreement exists and collectibility is probable, the division recognizes revenue upon shipment. For software maintenance payments received in advance, the division defers and recognizes as revenue these payments ratably over the term of the maintenance agreement, which is typically one year. Revenue recognized on the percentage-of-completion basis is done so in accordance with Statement of Position 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts. Revenue recognized upon software shipment is done so in accordance with Statement of Position 97-2, Software Revenue Recognition.

     For arrangements that include one or more elements, or multiple-element arrangements, to be delivered at a future date, revenue is recognized in accordance with SOP 97-2 as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 97-2, as amended, requires us to allocate revenue to each element in a multiple-element arrangement based on the element's relative fair value established by vendor-specific objective evidence, or VSOE, of fair value. Where VSOE does not exist for all delivered elements (typically software license fees), revenue from multiple-element arrangements is recognized using the residual method. Under the residual method, if VSOE of the fair value of the undelivered elements exists, we defer revenue recognition of the fair value of the undelivered elements. The remaining portion of the arrangement fee is then recognized either by using the percentage-of-completion method if significant production, modification or customization is

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

required or upon delivery, assuming all other conditions for revenue recognition have been satisfied. VSOE of fair value of maintenance services is based upon the amount charged for maintenance when purchased separately, which is the renewal rate. Maintenance services are stated separately in an arrangement. VSOE of fair value of professional services (i.e. implementation and consulting services not essential to the functionality of the software) is based upon the price charged when professional services are sold separately and is based on an hourly rate for professional services.

  AMORTIZATION AND VALUATION OF INTANGIBLES

     Amortization of intangible assets includes the amortization of client lists, developed technology and software development costs. We rely on estimates of the useful lives and net realizable value, as appropriate, of these assets on which to base our amortization. We base these estimates on historical experiences, market conditions, expected future revenues and maintenance costs and the products or services provided. We periodically evaluate whether to revise estimates of the remaining useful lives of the intangible. Additionally, we evaluate whether any changes would render our intangibles impaired or indicate that an asset has a different useful life. Conditions that may indicate an impairment include an economic downturn or change in future operations. In the event such a condition exists, we would perform an assessment using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, the estimate uses an appropriate interest rate based on appropriate discount rates.

     Goodwill -- Goodwill represents the excess of the cost of businesses acquired and the value of their workforce in the Physician Services division in 1995 and the Hospital Services division from 1995 to 2001, over the fair market value of their identifiable net assets. As a result of our reorganization in July 2003, we transferred the estimated fair value of the goodwill associated with the PPM assets to the Physician Services division from the Hospital Services division. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, we no longer amortize goodwill but review it annually for impairment.

     Trademarks -- Trademarks represent the value of the trademarks acquired in the Hospital Services division from 2000 to 2001. We expect the trademarks to contribute to cash flows indefinitely and therefore deem the trademarks to have indefinite useful lives. Under SFAS No. 142, we no longer amortize trademarks but review them annually for impairment.

     SFAS No. 142 requires companies with goodwill and indefinite lived intangible assets to complete a periodic review and initial impairment test of their goodwill and indefinite lived intangible assets. We performed our periodic review of our goodwill and other indefinite lived intangible assets for impairment as of December 31, 2004, and did not identify an asset impairment as a result of the review. Our periodic review of our goodwill and other indefinite lived intangible assets was based upon a discounted future cash flow analysis that included revenue and cost estimates, market growth rates and appropriate discount rates. We will continue to test our goodwill and other indefinite lived intangible assets annually for impairment as of December 31.

     Client Lists -- Client lists represent the value of clients acquired in the Physician Services division from 1992 to 1996 and the Hospital Services division from 1995 to 2004. We amortize client lists using the straight-line method over their estimated useful lives, which range from five to ten years.

     Developed Technology -- Developed technology represents the value of the systems acquired in the Hospital Services division from 2000 to 2001. We amortize these intangible assets using the straight-line method over their estimated useful lives of five years.

     Software Development Costs -- Software development includes costs incurred in the development or the enhancement of software in the Physician Services and Hospital Services divisions for resale or internal use.

     Software development costs related to external use software are capitalized upon the establishment of technological feasibility for each product and capitalization ceases when the product or process is available

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

for general release to customers. Technological feasibility is established when all planning, designing, coding and testing activities required to meet a product's design specifications are complete. We amortize external use software development costs over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or straight-line method over the estimated economic lives of the assets, which are generally three to five years. We monitor the net realizable value of all capitalized external use software development costs to ensure that we can recover the investment through margins from future sales.

     Software development costs related to internal use software are capitalized after the preliminary project stage is complete, when management with the relevant authority authorizes and commits to the funding of the software project, when it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use. We expense software development costs related to internal use software as incurred during the planning and post-implementation phases of development. Internal-use software is amortized on a straight-line basis over its estimated useful life, generally five years.

GUARANTEES

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN No. 45. FIN No. 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN No. 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. FIN No. 45 does not have a material effect on our consolidated financial statements for the year ended December 31, 2004. Certain of our sales agreements contain infringement indemnity provisions that are covered by FIN No.
45. Under these sales agreements, we agree to defend and indemnify a customer in connection with infringement claims made by third parties with respect to the customer's authorized use of our products and services. The indemnity obligations contained in sales agreements generally have no specified expiration date and generally limit the award to the amount of fees paid. We have not previously incurred costs to settle claims or pay awards under these indemnification obligations. Also, we maintain membership in a group captive insurance company for our workers compensation insurance. The member companies agree to jointly insure the group's liability risks up to a certain threshold. As a member, we guarantee to pay an assessment, if an assessment becomes due, as a result of insured losses by its members. This guarantee will never exceed a percentage of our loss funds (an amount that is based on our insured five-year loss history). Based on our historical experience, we do not anticipate such an assessment, however, we have issued letters of credit to the group captive insurance company. At December 31, 2004 and 2003, we had outstanding letters of credit to the group captive insurance company amounting to approximately $1.5 million and $0.9 million, respectively. As a result, our estimated fair value of the infringement indemnity provision obligations and the captive insurance guarantee is nominal.

  LLOYD'S OF LONDON SETTLEMENT

     On May 10, 2004, we reached a settlement with our former insurance carrier, Lloyd's of London. We were in litigation with Lloyd's of London after its attempt in May 2002 to rescind certain E&O policies and D&O policies that it had issued to us from the period December 31, 1998, to June 30, 2002. In the settlement, Lloyd's of London agreed to pay us $20 million in cash by July 9, 2004. Lloyd's of London also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the E&O policies. In exchange, we provided Lloyd's of London with a full release of all E&O and D&O policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     As of the settlement date, we had an $18.3 million receivable from Lloyd's of London, of which approximately $4.9 million represented additional amounts to be paid by us under prior E&O policy

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

settlements covered by Lloyd's of London. Effective on May 12, 2004, as a result of negotiations among us, Lloyd's of London, and a party to a prior E&O policy settlement with us, the Lloyd's of London settlement was amended to reduce by $3.8 million the additional amounts to be paid by us under the prior E&O policy settlements covered by Lloyd's of London. This amendment reduced the amount of cash payable by Lloyd's of London to us in the settlement from $20 million to $16.2 million, and reduced the amount of our receivable from Lloyd's of London by $3.8 million. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's of London paid us $16.2 million in cash. As of the payment date, we had an approximately $14.7 million receivable from Lloyd's of London and recognized a gain of approximately $1.5 million on the settlement in the year ended December 31, 2004.

  OTHER

     Additionally, we do not have:

     - material exposure to foreign exchange fluctuations;

     - any derivative financial instruments;

     - any material off-balance sheet arrangements other than our operating leases disclosed in notes 10 and 11 to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus, and certain vendor financing arrangements in the ordinary course of business; or

     - any material related party transactions.

GENERAL OVERVIEW

     Management believes the key elements for assessing our company's performance are the ability to generate stable and improving operating profit margins on our existing business, and to generate similar or better operating profit margins on new business. An additional element is the ability to generate positive cash flow from continuing operations. In assessing our performance, we make adjustments for items we consider to be atypical, such as those noted below, to help ensure our analysis is performed on a consistent, comparable basis from period to period.

     Our business is focused on the U.S. healthcare industry, specifically on the administrative functions of healthcare providers. The healthcare industry is generally not impacted by wider trends in the U.S. economy. Our revenue may be impacted by payer reimbursement rates for physicians, but typically the mix of rate increases or decreases for the different physician specialties we support results in a typically nominal impact on Physician Services division as well as consolidated results, as was the case during 2004. The Hospital Services division may be impacted by the overall hospital-spending environment, but as revenue for the division's services and products are generated by either transaction-based fees or supported by the maintenance fees from its substantial installed base, versus software license and implementation fees, division or consolidated results are not typically materially impacted. During 2004, the healthcare industry continued to work towards compliance with the HIPAA standards for electronic transactions. We incurred expenses during 2003 and 2004 as we worked towards compliance but these expenses did not materially impact operating income. The Hospital Services division did experience a reduction in the sales of certain revenue cycle management products as hospitals worked towards compliance and delayed purchases. However, sales of the remainder of the division's products compensated for this slow down, resulting in revenue growth and operating margins that were in line with management's expectations.

     Consolidated revenue for the year ended December 31, 2004, increased as compared to the same period of 2003, but consolidated operating expenses increased at a higher rate, resulting in a decline in consolidated operating margin from 10.9% in 2003 to 8.2% in 2004. However, there were several atypical items that contributed to the increased operating expenses in 2004. In particular, we incurred expenses of approximately $6.3 million in 2004 related to the additional procedures as part of the year-end 2003 audit. We also incurred approximately $1.9 million of expenses related to the initiative to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act, which were not in the 2003 results, as well as approximately $1.0 million in expenses associated with the relocation of our corporate office in July 2004.

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

All three of these items were classified in the Corporate segment. Consolidated operating margins were also negatively impacted by the deferral and delay of revenue in the Physician Services division. Specifically, the division deferred approximately $0.8 million in revenue related to a large contract for which the division has performance targets as well as the delay of approximately $1.5 million in revenue related to a technical problem in transmitting electronic claims to payers. The $0.8 million in revenue was deferred in 2004, and all expenses related to the contract were recorded during 2004. The $1.5 million in revenue was delayed during the fourth quarter, and is expected to be recognized during the first quarter of 2005. All expenses related to generating the claims were recorded in the fourth quarter. Partially offsetting these negative items was a gain of $1.5 million that we recognized in the third quarter of 2004 in conjunction with a settlement with our former insurance underwriters, Lloyd's of London, which was recorded in the Corporate segment.

     We have improved our capital structure over the past two years, evidenced by decreased interest expense. Interest expense decreased approximately $3.4 million, or 19%, from 2002 to 2003 due to a debt refinancing undertaken in September 2003, which lowered our interest rate from a fixed 9.50% to a LIBOR plus 4.25% rate (approximately 5.39% at the time of the refinancing). Interest expense for 2004 decreased approximately $7.8 million, or 53%, compared to 2003, also due to a reduction in our effective interest rate. This reduction resulted from the debt refinancing undertaken in September 2003 combined with another refinancing in June 2004, which further lowered our interest rate to a fixed 3.25%. We incurred expenses of approximately $6.3 million related to the September 2003 refinancing and approximately $5.9 million related to the June 2004 refinancing. We believe these refinancings, which improved our borrowing rate, earnings and cash flow generation, were important steps in effectively managing our capital structure.

     In addition, our business continues to generate positive cash flow from continuing operations, with an increase of approximately 72% in 2004 as compared to 2003. This increase included the atypical cash flow items of $16.2 million cash received on the Lloyd's of London settlement and the $6.3 million cash spent on the additional procedures. Cash flow from continuing operations was $28.5 million for the year ended December 31, 2003, which was an increase of 23% over our performance in 2002.

RESULTS OF OPERATIONS

     This discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes as of and for the years ended December 31, 2004, 2003, and 2002.

  YEARS ENDED DECEMBER 31, 2004 AND 2003

     Revenue. Revenue classified by our reportable segments, or divisions, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2004         2003
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Physician Services..........................................   $260,473     $251,251
Hospital Services...........................................    105,923       97,240
Eliminations................................................    (13,605)     (13,322)
                                                               --------     --------
                                                               $352,791     $335,169
                                                               ========     ========

     Revenue for the Physician Services division increased approximately 4% in 2004 compared to 2003. The revenue increase is due to the implementation of net new business sold during the first six months of 2004 as well as prior periods. Net new business sold includes the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period. Pricing for the division's services during 2004 was consistent with the prior year.

     For the year ended December 31, 2004, we deferred approximately $0.8 million in revenue related to a large contract signed in 2004. The revenue deferral was required because the interim measurement

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

periods specified in the contract do not coincide with our quarterly reporting periods. As a result, a portion of the fees we received under this contract were subject to an interim performance target for a fiscal quarter ending after December 31, 2004, and consequently, were not considered fixed and determinable for revenue recognition purposes at the end of the year. All expenses incurred by us related to the contract for the year ended December 31, 2004, were recorded during the year.

     During December 2004, we experienced a technical problem in our physician claims clearinghouse that resulted in a delay in transmitting electronic claims to payers for our Physician Services division. The technical problem has been resolved. However, the delay in transmitting claims adversely impacted the timing of reimbursement from payers, and reduced revenue recognized by the Physician Services division during the quarter ended December 31, 2004, by approximately $1.5 million. We expect to recognize this revenue during the first quarter of 2005.

     The division had a positive net backlog of approximately $5 million as of December 31, 2004, compared to a negative net backlog of approximately $2 million at December 31, 2003. We focus on maintaining a positive net backlog and believe it is a useful indicator of future revenue growth.

     Revenue for the Hospital Services division increased approximately 9% in 2004 compared to 2003. Pricing for the division's products and services in 2004 was consistent with the prior year. Revenue growth in the division was positively impacted by an increase in resource management revenue of approximately 8%, which was equally attributable to the implementation of new business sold as well as previously unbilled maintenance for certain resource management software customers for which revenue was recognized upon receipt of payment. Revenue growth was also positively impacted by an increase in revenue cycle management revenue of approximately 9%. This growth is evidenced by the medical transaction volume increase of approximately 14% for the period over 2003. The increase in revenue for revenue cycle management services and the medical transaction volume increase primarily resulted from new business sold during the second quarter of 2004. Transaction volume growth and revenue growth can differ due to the mix of services and products sold by the division. We believe transaction volume is a useful indicator of future revenue growth as business is implemented into the division's recurring revenue model.

     The Hospital Services division revenue includes intersegment revenue for services provided to the Physician Services division, which is shown as Eliminations to reconcile to total consolidated revenue.

     Segment Operating Income. Segment operating income is revenue less cost of services, selling, general and administrative expenses and other expenses. Segment operating income, classified by our divisions, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2004         2003
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Physician Services..........................................   $ 27,566     $ 29,356
Hospital Services...........................................     23,323       22,569
Corporate...................................................    (21,955)     (15,417)
                                                               --------     --------
                                                               $ 28,934     $ 36,508
                                                               ========     ========

     Physicians Services' segment operating income decreased 6% in 2004 over 2003, resulting in an operating margin of approximately 10.6% versus approximately 11.7% in the prior year. Margins for the current year period were negatively impacted by costs associated with the implementation of approximately $16 million of net new business sold during the first nine months of 2004, compared to net new business sold of $5 million in the first nine months of 2003. Because the division recognizes revenue on a percentage of cash collections, costs are typically incurred in the first three months of implementing a contract before revenue is recognized. The operating margin for the current year was negatively impacted by the deferral of approximately $0.8 million of revenue, as well as the delay of approximately $1.5 million of revenue, as previously mentioned, as all related expenses were recorded during 2004.

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

     Hospital Services' segment operating income increased approximately 3% in 2004 over 2003, and operating margins were approximately 22.0% versus approximately 23.2% in the prior year. The operating margin decline can be attributed to a large print and mail customer contract, signed in the second quarter of 2004, which was profitable for 2004 but below the normal profitability level for print and mail contracts, which negatively impacted margins by approximately 1.4% in 2004. As part of the transaction in signing the customer, we acquired substantially all of the production assets and personnel of the customer's hospital and physician patient statement and paper claims print and mail business. The division will consolidate this operation into its existing print and mail facility located in Lawrenceville, Georgia during the first half of 2005, which is expected to improve margins for this contract. The operating margin decline was partially offset by unbilled maintenance revenue for certain resource management software customers that was recognized upon receipt of payment, which positively impacted margins by 1.2% in 2004.

     Our corporate overhead expenses, which include certain executive and administrative functions, increased approximately $6.5 million, or approximately 42% in 2004 over 2003. Corporate overhead expenses included approximately $6.3 million of expenses related to the additional procedures performed in 2004, approximately $1.9 million of professional services expense related to our initiative to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act, a gain of approximately $1.5 million on the settlement with Lloyd's of London, a decrease in insurance expense of approximately $1.4 million, and an expense of approximately $1.0 million related to the relocation of our principal executive office (refer to note 2 to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus).

     Interest. Interest expense was approximately $6.8 million for the twelve months ended December 31, 2004, as compared to approximately $14.6 million for the same period in 2003.

     In 2003, we permanently retired $50 million of our then-outstanding debt of $175 million. We refinanced the remaining balance of $125 million at substantially lower interest rates. Subsequently, in June 2004, we refinanced our debt and further reduced our interest rate by issuing $125 million aggregate principal amount of the debentures. These actions resulted in the reduction of interest expense of approximately $7.8 million in 2004 as compared to 2003 (refer to note 10 to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus).

     Loss on Extinguishment of Debt. During the year ended December 31, 2004, in connection with the retirement of our then-outstanding $118.8 million under the Term Loan B, we wrote off approximately $3.5 million of deferred debt issuance costs associated with the Term Loan B. Additionally, we incurred a prepayment penalty of approximately $2.4 million due to the early retirement of the Term Loan B.

     During the year ended December 31, 2003, we incurred a write-off of approximately $1.6 million of deferred debt issuance costs associated with the original issuance of the notes related to their retirement. In addition, we incurred expenses associated with the retirement of the notes of approximately $4.7 million.

     Other Expenses. As a result of allegations of improprieties made during 2003 and 2004, our external auditors advised us and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, Consideration of Fraud in a Financial Statement Audit, or SAS No. 99, which became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive.

     We recorded costs related to the additional procedures totaling approximately $6.3 million during the twelve months ended December 31, 2004, and included these costs in other expenses in our consolidated statements of income. In segment reporting, these costs are classified in the Corporate segment.

     On May 10, 2004, we reached a settlement with our former insurance carrier, Lloyd's of London. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's of London paid us $16.2 million in cash. As of the payment date, we had an approximately $14.7 million receivable from Lloyd's of London and

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

recognized a gain of approximately $1.5 million on the settlement in the twelve months ended December 31, 2004. The gain has been reflected in our Corporate segment. In the consolidated statement of income, the gain is included in other expenses.

     On July 30, 2004, we relocated our principal executive office to Alpharetta, Georgia. We entered into a noncancelable, operating lease for that office space in February 2004 which will expire in June 2014. While the new landlord assumed the payments for the lease of our former corporate office, we recorded an expense of approximately $1.0 million upon our exit of the former office facility. The expense has been reflected in our Corporate segment. In the consolidated statement of income, the expense is included in other expenses.

     During the year ended December 31, 2003, the Hospital Services and Corporate divisions incurred approximately $0.5 million and $0.3 million, respectively, of restructuring expenses related to our July 2003 realignment into the Physician Services and Hospital Services divisions following the Patient1 divestiture.

     Income Taxes. Income tax (benefit) expense, which is related to federal, state, local and foreign income taxes, was a benefit of approximately ($28.1) million and an expense of $27,000 during the years ended December 31, 2004, and 2003, respectively. The 2003 income tax expense was offset by a benefit for a federal income tax refund of approximately $0.8 million related to the gain on the sale of Healthcare Recoveries, Inc., or HRI, resulting in a net tax expense of $27,000.

     As of December 31, 2004, and 2003, we reassessed the recoverability of our deferred tax asset. Based on our analysis, we determined a full valuation allowance against the deferred tax asset of $167.3 million was required as of December 31, 2003, and a partial valuation allowance of $137.4 million was required as of December 31, 2004. Realization of the net deferred tax asset is dependent upon us generating sufficient taxable income prior to the expiration of the federal and state net operating loss carryforwards. We determined during 2004 that it was more likely than not that a portion of the deferred tax asset would be realized during the foreseeable future; therefore, the valuation allowance was adjusted accordingly. We recognized a non-cash tax benefit of approximately $28.1 million during 2004 as a result of the valuation allowance adjustment. At December 31, 2004, we had federal net operating loss carryforwards, or NOLs, for income tax purposes of approximately $393.7 million. The NOLs will expire at various dates between 2005 and 2024 (refer to note 16 to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus for more information regarding NOL expiration dates and respective amounts).

     Discontinued Operations. In June 2003, we announced that we agreed to sell our Patient1 clinical product line, or Patient1, to Misys Healthcare Systems, a division of Misys plc, or Misys, for $30 million in cash. Patient1 was our only clinical product line and its sale allowed us to better focus on improving reimbursement and administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003. We recognized a gain on the sale of Patient1 of approximately $10.4 million, subject to closing adjustments, in 2003. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. We entered into binding arbitration with Misys regarding the final closing adjustments and on May 21, 2004, the arbitrator awarded us approximately $4.3 million. On June 1, 2004, we received payment of approximately $4.5 million, which included interest of approximately $0.2 million.

     In September 2003, we initiated a process to sell our Business1 patient accounting product line, or Business1. As with the sale of Patient1, the discontinuance of Business1 allowed us to focus resources on solutions that provide meaningful, strategic returns for us, our customers and our shareholders. Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, we wrote down the net assets of Business1 to fair market value less costs to sell and incurred an $8.5 million expense. On February 2, 2004, we announced the sale of Business1, effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing or through December 31, 2004.

     Pursuant to SFAS No. 144, our consolidated financial statements have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Summarized operating results for the discontinued operations are as follows:

                                                  YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------
                                          2004                             2003
                              ----------------------------   ---------------------------------
                              PATIENT1   BUSINESS1   TOTAL   PATIENT1(1)   BUSINESS1    TOTAL
                              --------   ---------   -----   -----------   ---------   -------
                                                       (IN THOUSANDS)
Revenue.....................    $ --       $ 106     $ 106     $15,247      $   474    $15,721
                                ====       =====     =====     =======      =======    =======
Loss from discontinued
  operations before income
  taxes.....................    $(18)      $(303)    $(321)    $(1,270)     $(3,589)   $(4,859)
Income tax expense..........      --          --        --          46           --         46
                                ----       -----     -----     -------      -------    -------
Loss from discontinued
  operations, net of tax....    $(18)      $(303)    $(321)    $(1,316)     $(3,589)   $(4,905)
                                ====       =====     =====     =======      =======    =======

---------------

(1) Patient1 financial information includes activity through the sale date of July 28, 2003.

     On November 30, 1998, we completed the sale of our MSC business segment. In 1999, we completed the sale of both divisions of our Impact business segment. Pursuant to APB No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, our consolidated financial statements have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

     For the year ended December 31, 2002, we expensed $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO Group, Inc., or NCO, the buyer of our MSC division. When NCO bought MSC, we agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and we agreed to reimburse NCO for a portion of those damages, in satisfaction of our indemnification obligation. We paid NCO $0.3 million, including interest of approximately $0.1 million, on September 16, 2002, and 2004. We intend to pay the remaining balance of $0.2 million, plus interest at the then-current prime rate, to NCO, in the third quarter of 2005.

     The limited periods of time for which we agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

     During the years ended December 31, 2004, and 2003, we incurred expenses of approximately $14,000 and $0.9 million, respectively, which were primarily legal costs associated with MSC and Impact. These expenses were recognized through
(loss) income from discontinued operations in our consolidated statements of income.

  YEARS ENDED DECEMBER 31, 2003, AND 2002

     Revenue. Revenue classified by our reportable segments, or divisions, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
                                                                   (IN THOUSANDS)
Physician Services..........................................  $251,251     $245,383
Hospital Services...........................................    97,240       92,854
Eliminations................................................   (13,322)     (12,673)
                                                              --------     --------
                                                              $335,169     $325,564
                                                              ========     ========

     Revenue for the Physician Services division increased approximately 2% in 2003 compared to 2002. Pricing for the division's services was stable compared to the prior year. Revenue growth can be attributed to the implementation of net new business sold of approximately $6 million in the first half of 2003. Net new business sold is defined as the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period. Due to the timing of new sales, the division had a negative net backlog of approximately $2 million as of December 31, 2003, compared to a positive net backlog of approximately $4 million at December 31, 2002. We focus on maintaining a positive net backlog and believe it is a useful indicator of future revenue growth.

     Revenue for the Hospital Services division increased approximately 5% in 2003 compared to 2002, despite the phasing out of a large print and mail customer, which began in the second half of 2002. This customer's business was not related to medical claims. Pricing for the division's services and products was stable compared to the prior year. Revenue growth in the division is a result of an approximately 5% increase in revenue of the division's revenue cycle management solutions, evidenced by the approximate 15% increase in the division's medical transaction volume for the year compared to 2002, as well as a 5% increase in revenue of the division's resource management software products. Revenue growth does not necessarily correlate directly to transaction volume due to the mix of products sold by the division. We believe transaction volume is a useful indicator of future revenue growth as business is implemented into the division's recurring revenue model.

     The Hospital Services division revenue includes intersegment revenue for services provided to the Physician Services division, which is shown as Eliminations to reconcile to total consolidated revenue.

     Segment Operating Income. Segment operating income is revenue less cost of services, selling, general and administrative expenses and other expenses. Segment operating income, classified by our divisions, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
                                                                   (IN THOUSANDS)
Physician Services..........................................  $ 29,356     $ 25,864
Hospital Services...........................................    22,569       18,840
Corporate...................................................   (15,417)     (14,816)
                                                              --------     --------
                                                              $ 36,508     $ 29,888
                                                              ========     ========

     Physicians Services' segment operating income increased 14% in 2003 over 2002, resulting in operating margins of approximately 11.7% versus approximately 10.5% in the prior year. The margin expansion can be attributed to incremental margins achieved on increased revenue as well as a decrease in other operating expenses of approximately 1.7 percentage points as a percentage of revenue. The decrease in other operating expenses can be attributed to a company-wide initiative to limit discretionary spending and general cost control efforts to maintain or decrease other variable costs. The operating margins were negatively affected by approximately $3.4 million of costs related to the conversion of the current ASP-based physician practice management solution clients onto a new, web-based platform.

     Hospital Services' segment operating profit increased approximately 20% in 2003 over 2002, resulting in operating margins of approximately 23.2% versus approximately 20.3% in the prior year. The operating margin improvement can be attributed to the previously mentioned increase in revenue as well as lower operating expenses due to a company-wide initiative to limit discretionary spending and general cost control efforts to maintain or decrease other variable costs. Other operating expenses decreased 1.9 percentage points as a percentage of revenue.

     Our corporate overhead expenses, which include certain executive and administrative functions, increased approximately 4% in 2003 over 2002. Corporate overhead expenses include approximately $0.3 million of restructuring expenses in 2003 related to the July 2003 realignment of our company into the Physician Services and Hospital Services divisions following the Patient1 divestiture. Corporate overhead expenses included approximately $2.8 million and $3.0 million in 2003 and 2002, respectively, of increased insurance premiums and litigation expenses related to Lloyd's of London's attempt to rescind certain insurance policies (refer to note 12 to our consolidated financial statements for the year ended December 31, 2004 included in this prospectus).

     Interest. Interest expense was approximately $14.6 million for the twelve months ended December 31, 2003, as compared to approximately $18.1 million for the same period in 2002. During 2003, we retired our 2005 notes by permanently retiring $50 million of the 2005 notes and refinancing the remaining $125 million (see Liquidity and Capital Resources section). This refinancing resulted in a reduction of approximately $3.6 million of interest expense due to lower debt levels and a substantially lower interest rate on the new debt (9.5% versus LIBOR + 4.25% or 5.41% as of December 31, 2003). Interest income decreased to $0.3 million in 2003 from $0.5 million in 2002, due to a decrease in investment rates and lower cash-on-hand balances.

     Loss on Extinguishment of Debt. During the year ended December 31, 2003, we incurred a write-off of approximately $1.6 million of deferred debt issuance costs related to the retirement of our 2005 notes. In addition, we incurred expenses associated with the retirement of our 2005 notes of approximately $4.7 million.

     Restructuring and Other Expenses. During the year ended December 31, 2003, the Hospital Services and Corporate divisions incurred approximately $0.5 million and $0.3 million, respectively, of restructuring expenses related to our July 2003 realignment into the Physician Services and Hospital Services divisions following the Patient1 divestiture.

     Income Taxes. Income tax expense, which is related to state, local and foreign income taxes, was approximately $0.8 million in the years ended December 31, 2003, and 2002. The 2003 income tax expense was offset by a benefit for a federal income tax refund of approximately $0.8 million related to the gain on the sale of Healthcare Recoveries, Inc., or HRI, resulting in a net tax expense of $27,000. We identified a tax law revision that permitted us to file for an automatic refund. We received the refund in May 2004.

     As of December 31, 2003, and 2002, we reassessed the recoverability of our deferred tax asset. Based on our analysis, we determined a full valuation allowance against the deferred tax asset of $167.3 million and $212.3 million was required as of December 31, 2003, and 2002, respectively. Realization of the net deferred tax asset is dependent upon us generating sufficient taxable income prior to the expiration of the federal net operating loss carryforwards.

     Discontinued Operations. In June 2003, we announced that we agreed to sell our Patient1 clinical product line to Misys for $30 million in cash. Patient1 was our only clinical product line and its sale allowed us to better focus on improving reimbursement and administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003. We recognized a gain on the sale of Patient1 of approximately $10.4 million, subject to closing adjustments, in 2003. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. We entered into binding arbitration with Misys regarding the final closing adjustments and on May 21, 2004, the arbitrator awarded us approximately $4.3 million. On June 1, 2004, we received payment of approximately $4.5 million, which included interest of approximately $0.2 million.

     In September 2003, we initiated a process to sell our Business1 patient accounting product line, or Business1. As with the sale of Patient1, the discontinuance of Business1 allowed us to focus resources on solutions that provide meaningful, strategic returns for us, our customers and our shareholders. Pursuant to SFAS No. 144, we wrote down the net assets of Business1 to fair market value less costs to sell and incurred an $8.5 million expense. On February 2, 2004, we announced the sale of Business1, effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing.

     Pursuant to SFAS No. 144, our consolidated financial statements have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Summarized operating results for the discontinued operations are as follows:

                                                    YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------
                                           2003                                 2002
                             ---------------------------------   ----------------------------------
                                                                            (AS RESTATED)
                             PATIENT1(1)   BUSINESS1    TOTAL    PATIENT1     BUSINESS1      TOTAL
                             -----------   ---------   -------   --------   -------------   -------
                                                         (IN THOUSANDS)
Revenue....................    $15,247      $   474    $15,721   $25,855       $ 2,498      $28,353
                               =======      =======    =======   =======       =======      =======
(Loss) income from
  discontinued operations
  before income taxes......    $(1,270)     $(3,589)   $(4,859)  $   888       $(1,921)     $(1,033)
Income tax expense.........         46           --         46       443            --          443
                               -------      -------    -------   -------       -------      -------
(Loss) income from
  discontinued operations,
  net of tax...............    $(1,316)     $(3,589)   $(4,905)  $   445       $(1,921)     $(1,476)
                               =======      =======    =======   =======       =======      =======

---------------

(1) Patient1 financial information includes activity through the sale date of July 28, 2003.

     Revenue for the Patient1 product line decreased approximately 41% in 2003 compared 2002. We recognized revenue using the percentage-of-completion method of accounting. The 2003 decrease in revenue was related to the short reporting period due to the sale of the product line in July 2003.

     The loss for the Patient1 product line was approximately $1.3 million in 2003, as compared to operating income of approximately $0.4 million in 2002. The decline was due to lower productivity pending the sale of the product line in 2003.

     Revenue for the Business1 product line decreased approximately 81% in 2003 compared to 2002. We recognized revenue using the percentage-of-completion method of accounting, and the decrease over the prior year period was the result of lower Business1 sales in prior periods in addition to implementation delays at a major customer.

     The loss for the Business1 product line increased approximately $1.7 million in 2003 compared to 2002, due to lower Business1 revenue in the current period.

     On November 30, 1998, we completed the sale of our MSC business segment. In 1999, we completed the sale of both divisions of our Impact business segment. Pursuant to APB No. 30, our consolidated financial statements have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

     For the year ended December 31, 2002, we expensed $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO, the buyer of our MSC division. When NCO bought MSC, we agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and we agreed to reimburse NCO for a portion of those damages, in satisfaction of our indemnification obligation. We paid $0.3 million to NCO on September 16, 2002, and $0.3 million on September 16, 2004. We intend to pay the remaining balance of $0.2 million, plus interest at the then-current prime rate, to NCO, in the third quarter of 2005.

     The limited periods of time for which we agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

     During the years ended December 31, 2003, and 2002, we incurred expenses of approximately $0.9 million and $0.3 million, respectively, which were primarily legal costs associated with MSC and Impact. These expenses were recognized through (loss) income from discontinued operations in our consolidated statements of income.

LIQUIDITY AND CAPITAL RESOURCES

     The following table is a summary of our cash balances and cash flows from continuing operations for the years ended December 31, 2004, and 2003 (in thousands):

                                                                2004       2003
                                                              --------   --------
Unrestricted cash and cash equivalents at December 31.......  $ 42,422   $ 25,271
Cash provided by continuing operations......................  $ 48,924   $ 28,471
Cash (used for) provided by investing activities from
  continuing operations.....................................  $(10,581)  $ 17,527
Cash used for financing activities from continuing
  operations................................................  $(20,758)  $(54,768)

     Unrestricted cash and cash equivalents include all highly liquid investments with an initial maturity of no more than three months at the date of purchase.

     Restricted cash at December 31, 2004, and December 31, 2003, of approximately $0.1 million, represents amounts collected on behalf of certain Physician Services and Hospital Services clients, a portion of which is held in trust until it is remitted to such clients.

     During 2004, we generated approximately $48.9 million in cash from continuing operations which includes cash generated from normal operations as well as the receipt of the $16.2 million settlement from Lloyd's of London (refer to note 12 -- Legal Matters to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus for more information), offset by cash payments related to additional procedures necessary under SAS No. 99 totaling approximately $6.3 million (refer to note 2 -- Other Expenses to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus for more information), the payment of approximately $5.7 million in expenses and legal settlements related to the matter with Lloyd's of London and interest payments of approximately $5.7 million.

     During 2003, we generated approximately $28.5 million in cash from continuing operations which includes cash generated from normal operations as well as a release of restricted cash of approximately $4.2 million offset by interest payments of approximately $18.3 million and the payment of approximately $7.4 million in financing expenses, and legal settlements related to Lloyd's of London (refer to note 12 -- Legal Matters to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus for more information).

     The release of restricted cash is the result of using our revolving credit facility (refer to note 10 -- Long-Term Debt to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus for more information) rather than cash as security for our letters of credit. Restricted cash at December 31, 2003, represents amounts collected on behalf of certain Physician Services and Hospital Services clients, a portion of which is held in trust until it is remitted to such clients.

     During 2004, cash used for investing activities from continuing operations was approximately $10.6 million consisting primarily of approximately $13.0 million for capital expenditures and investment in software development costs and approximately $1.1 million of cash used for an acquisition, partially offset by approximately $3.7 million of net proceeds related to the final closing adjustments from the July 2003 sale of Patient1.

     During 2003, we generated approximately $17.5 million in cash from investing activities from continuing operations consisting of net proceeds of $27.9 million from the sale of the Patient1 product line during July 2003 offset by capital expenditures and software development costs of $10.3 million.

     During 2004, we used approximately $20.8 million in cash for financing activities. On June 30, 2004 we raised $125 million from the issuance of the debentures and retired the $118.8 million then outstanding under the Term Loan B concurrently with the completion of the debenture offering. On June 30, 2004, we also completed an amendment to the revolving credit facility to increase its capacity and lower our borrowing rate. The revolving credit facility's capacity was expanded from $50 million to $75 million and the facility's maturity was extended to three years. We incurred a prepayment penalty on the early retirement of the Term Loan B totaling $2.4 million in addition to financing costs of approximately $3.5 million related to the debenture offering and amendment to the revolving credit facility. We also repurchased, for approximately $25 million, an aggregate of approximately 2.0 million shares of our outstanding common stock, at the market price of $12.57 per share, in negotiated transactions concurrently with the debenture offering. The cost of the refinancing and purchase of common stock is partially offset by proceeds from the exercise of stock options of approximately $7.4 million.

     In connection with the issuance of the debentures, we agreed to file with the SEC, within 90 days after the original issuance of the debentures, a shelf registration statement with respect to the resale of the debentures and the common stock issuable, if any, upon conversion of the debentures. We agreed to use commercially reasonable efforts to cause the shelf registration statement to become effective within 210 days after the original issuance of the debentures. On September 15, 2004, we filed the shelf registration statement with the SEC. On March 14, 2005, the shelf registration statement became effective. Since we were unable to cause the shelf registration statement to become effective within 210 days after original issuance of the debentures, we are required to pay an additional 0.25% of interest on the debentures from January 26, 2005, through the effective date of the shelf registration statement, March 14, 2005. We expect to pay approximately $42,000 of additional interest to holders of the debentures for the period from January 26, 2005 through March 14, 2005.

     During 2003, we used approximately $54.8 million in cash from financing activities primarily for repayment of our long-term debt. We used cash on hand as well as the net proceeds from the Patient 1 divestiture to retire $53.1 million of long-term debt during 2003. We refinanced the remaining $125 million in long-term debt during September 2003 and entered into a $175 million credit agreement. The credit agreement consisted of a $125 million Term Loan B and a $50 million revolving credit facility. In conjunction with the refinancing transaction, we capitalized approximately $5.5 million in costs, including legal and other professional fees related to the credit agreement and other costs, which were included in our other long-term assets on the consolidated balance sheet. We began amortizing these costs over the three and five years periods and included them in interest expense. In addition, we incurred expenses associated with the retirement of the notes and the 2001 credit facility of approximately $6.3 million that are included in our loss on extinguishment of debt for 2003, including the tender offer premium, the call premium and the write-off of unamortized debt issuance costs associated with the notes as well as the unamortized debt issuance costs associated with entering into the 2001 credit facility. Financing cash flows associated with the repayment of long-term debt in 2003 were offset with approximately $8.0 million of proceeds from employees' exercise of stock options.

     For more information about our long-term debt, refer to note
10 -- Long-Term Debt to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus.

     The level of our indebtedness could adversely impact our ability to obtain additional financing. A substantial portion of our cash flow from operations could be dedicated to the payment of principal and interest on our indebtedness.

     During 2004, we reached a settlement with our former insurance carrier, Lloyd's of London. In the settlement, Lloyd's of London agreed to pay us $20 million in cash by July 9, 2004. Lloyd's of London also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the E&O policies issued to us by Lloyd's of London. In exchange, we provided Lloyd's of London with a full release of all E&O and D&O policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     As of the settlement date, we had an $18.3 million receivable from Lloyd's of London, of which approximately $4.9 million represented additional amounts to be paid by us under prior E&O settlements covered by Lloyd's of London. Effective on May 12, 2004, as a result of negotiations among us, Lloyd's of London, and a party to a prior E&O settlement with us, the Lloyd's of London settlement was amended to reduce by $3.8 million the additional amounts to be paid by us under the prior E&O settlements covered by Lloyd's of London. This amendment reduced the amount of cash payable by Lloyd's of London to us in the settlement from $20 million to $16.2 million, and reduced the amount of our Lloyd's of London receivable by $3.8 million. On July 7, 2004, pursuant to the settlement as amended, Lloyd's of London paid us $16.2 million in cash.

     During the course of litigation we funded the legal costs and any litigation settlements related to E&O claims covered by the Lloyd's of London E&O policies. These items negatively impacted our cash flow for the year ended December 31, 2004, approximately $5.7 million, which consisted of approximately $2.1 million related to the cost of pursuing the litigation against Lloyd's of London and approximately $3.6 million related to the funding of legal costs and litigation settlements covered by the Lloyd's of London E&O policies. The negative impact of these items on our cash flow for the year ended December 31, 2003, was approximately $7.4 million, which consisted of approximately $2.1 million related to insurance premium increases for new insurance coverage and the cost of pursuing the litigation against Lloyd's of London and approximately $5.3 million related to the funding of legal costs and litigation settlements covered by the Lloyd's of London E&O policies.

     With the exception of the cash received from our settlement with Lloyd's of London and payments made for the additional procedures associated with the 2003 year-end audit, we have not experienced material changes in the underlying components of cash generated by operating activities from continuing operations. We believe that existing cash and the cash provided by operations will provide sufficient capital to fund our working capital requirements, contractual obligations, investing and financing needs.

CONTRACTUAL OBLIGATIONS

     The following table sets forth our contractual obligations as of December 31, 2004:

                                                             PAYMENTS DUE BY PERIOD
                                                            AS OF DECEMBER 31, 2004
                                          ------------------------------------------------------------
                                                     LESS THAN                               MORE THAN
                                           TOTAL      1 YEAR     1 - 3 YEARS   3 - 5 YEARS    5 YEARS
                                          --------   ---------   -----------   -----------   ---------
                                                                 (IN THOUSANDS)
CONTRACTUAL OBLIGATIONS
  Long-term debt........................  $125,000    $    --      $             $           $125,000
  Operating lease obligations...........    40,890     10,849       13,615        8,019         8,407
  Capital lease obligations.............       625         98          244          260            23
  Purchase obligations
    Capital expenditure obligations.....     1,180      1,180           --           --            --
    Other purchase obligations..........       292        292           --           --            --
  Other long-term liabilities reflected
    on our Balance Sheet under GAAP:
    Restructuring reserves and
      other(1)..........................     1,103        262          366          293           182
    Software maintenance agreements.....       827        138          689           --            --
    Settlement obligations related to
      Lloyd's of London receivable......       400        400           --           --            --
    Settlement obligations -- NCO(2)....       225        225                        --            --
                                          --------    -------      -------       ------      --------
Total...................................  $170,542    $13,444      $14,914       $8,572      $133,612
                                          ========    =======      =======       ======      ========

---------------

(1) The amounts reflected under restructuring reserves and other are amounts reserved for estimated lease termination costs associated with our Physician Services division's 1995 restructuring. For more information, see note
    6 -- Restructuring Expenses to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus.

(2) For more information, see note 5 -- Discontinued Operations and Divestitures to our consolidated financial statements for the year ended December 31, 2004, included in this prospectus.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

     We invest excess cash in commercial paper, money market funds and other highly liquid short-term investments. Due to the limited amounts of these investments and their short-term nature, we do not expect any fluctuation in the prevailing interest rates to have a material effect on our financial statements.

     We have the option of entering into loans based on LIBOR or base rates under the revolving credit facility. As such, we could experience fluctuations in the interest rates if we were to borrow amounts under the revolving credit facility. We have not incurred any borrowings under the revolving credit facility.

     We have a process in place to monitor fluctuations in interest rates and could hedge against significant forecast changes in interest rates if necessary.

EXCHANGE RATE SENSITIVITY

     The majority of our sales and expenses are denominated in U.S. dollars. As a result, we have not experienced any significant foreign exchange gains or losses to date. We conduct only limited transactions in foreign currencies and do not expect material foreign exchange gains or losses in the future. We do not engage in any foreign exchange hedging activities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages as of March 21, 2005, are as follows:

NAME                                        AGE                    POSITIONS
----                                        ---                    ---------
Philip M. Pead............................  52    Chairman, President, Chief Executive
                                                  Officer and Director of our company
Chris E. Perkins..........................  42    Executive Vice President and Chief
                                                  Financial Officer of our company
Philip J. Jordan..........................  57    Senior Vice President of the Company and
                                                  the President of our Hospital Services
                                                  division
Paul J. Quiner............................  45    Senior Vice President, General Counsel and
                                                  Secretary of our company
Patrick J. Leonard........................  39    President, Specialty Services Operations,
                                                  Physician Services division
David F. Mason............................  47    President, Academic and Multispecialty
                                                  Operations, Physician Services division
John W. Clay, Jr. ........................  63    Director
John W. Danaher, M.D. ....................  46    Director
Stephen A. George, M.D....................  53    Director
David R. Holbrooke, M.D...................  63    Director
Craig Macnab..............................  49    Director
David E. McDowell.........................  62    Director
C. Christopher Trower.....................  56    Director
Jeffery W. Ubben..........................  43    Director

     Philip M. Pead has served as our Chairman, President and Chief Executive Officer since May 2003. He was named President and Chief Executive Officer in November 2000. He has also been a member of our Board of Directors since November 2000 and his current term expires at the 2005 annual meeting of stockholders. From August 1999 to November 2000, Mr. Pead served as our Executive Vice President and Chief Operating Officer. Mr. Pead joined our company in April 1997 as a senior executive in the hospital software business and formed our electronic transaction processing business segment in 1999. He served as President of the hospital software business from May 1997 until August 1999. From May 1996 to April 1997, Mr. Pead was employed by Dun & Bradstreet Software as a senior executive, with responsibility for international operations.

     Chris E. Perkins has served as our Executive Vice President and Chief Financial Officer since February 2001. From April 2000 to February 2001, Mr. Perkins served as Senior Vice President of Corporate Development. Prior to joining our company in April 2000, Mr. Perkins held various executive management positions with AGCO Corporation, a company specializing in manufacturing and distributing agricultural equipment. He was appointed as AGCO's Chief Financial Officer in January 1996, after serving as Vice President of Finance and Administration for the Europe, Africa and Middle East division and in various roles within corporate development. In July 1998, Mr. Perkins was named Vice President of AGCO's parts division, a $500 million global business unit, for which he was responsible for all operations. Mr. Perkins also spent seven years in public accounting with Arthur Andersen LLP.

     Philip J. Jordan has served as President of the Hospital Services division since August 2003. In this position, Mr. Jordan is responsible for the entire operations of the Hospital Services division. Prior to joining our company in August 2003, Mr. Jordan led Kelvick Ltd., an investment and management consulting company that he founded in 2002. From 2000 to 2002, he was Chief Executive Officer of SmartStream Technologies Ltd., a company specializing in "straight through processing" solutions for the banking industry. Mr. Jordan also has held positions at Geac Computers Ltd. overseeing its operations in Europe, Africa, Middle East and Latin America. He also has held various leadership positions with software and services companies that include Pilot Executive Software, TECS Ltd., and Comshare Computers Ltd.

     Paul J. Quiner has served as our Senior Vice President, General Counsel and Secretary since May 2001. Prior to joining our company, Mr. Quiner was a private investor from January 2000 to May 2001. He served as Senior Vice President, Mergers & Acquisitions of Coram Healthcare Corporation, a company specializing in home infusion therapies, from July 1998 to December 1999. Prior to serving in that position, he had six years of experience in Coram's legal department, including service from March 1995 to July 1998 as Senior Vice President and General Counsel. Prior to joining Coram, Mr. Quiner was a partner in the law firm of Alston & Bird LLP, where he specialized in healthcare, medical malpractice defense, media and general corporate litigation.

     Patrick J. Leonard has served as our President, Specialty Services Operations for our Physician Services Division since March 2005, and from April 2004 to March 2005, Mr. Leonard served as the Division's Senior Vice President, Specialty Services Operations. In this position, Mr. Leonard is responsible for the entire operations of the Division's Anesthesia, Emergency Medicine, Pathology and Radiology groups. From June 2002 to April 2004, Mr. Leonard served as the Division's Senior Vice President, Radiology Operations, with responsibility for the entire operations of that group. From June 2000 to June 2002, Mr. Leonard was responsible for the Division's Central Radiology operation. Prior to June 2002, Mr. Leonard held various operations and account management positions with our company. Before joining our company in 1994, Mr. Leonard was employed by Rockwell International as a consultant and spent four years in public accounting with Deloitte & Touche LLP.

     David F. Mason has served as our President, Academic and Multispecialty Operations for our Physician Services Division since March 2005, and from February 2004 to March 2005, Mr. Mason served as the Division's Senior Vice President, Academic and Multispecialty Operations. In this position, Mr. Mason is responsible for the entire operations of the Division's Academic and Multispecialty groups. From October 2000 to February 2004, Mr. Mason served as the Division's Senior Vice President, Account Management, with responsibility for client retention and cross-specialty initiatives. Prior to joining our company in October 2000, Mr. Mason served as the Chief Executive Officer and Executive Director of Optimum Physician Services, a privately-held physician management company. Mr. Mason has also held various practice management and administration positions with the Georgetown University Hospital and Georgia's Northside Hospital systems.

     John W Clay, Jr. has served as a member of our Board of Directors since October 2004 and his current term expires at the 2005 annual meeting of stockholders. Mr. Clay retired in December 2004 as Vice Chairman of SunTrust Banks, Inc., one of the nation's largest commercial banking organizations. In his capacity as Vice Chairman of SunTrust Banks he was responsible for SunTrust's four major geographic banking units, the Mid-Atlantic, Central, Carolinas and Florida regions, as well as the corporate and investment banking line of business and corporate sales and administration. He was elected Vice Chairman in August 2000. Previously, Mr. Clay was Executive Vice President and Managing Director of corporate and investment banking for SunTrust. Mr. Clay continues in an advisory and consulting role with SunTrust until his announced retirement in December 2005. Mr. Clay is a graduate of Vanderbilt University and the Stonier Graduate School of Banking at Rutgers University.

     John W. Danaher, M.D. has served as a member of our Board of Directors since December 2004 and his current term expires at the 2005 annual meeting of stockholders. Dr. Danaher is the President and Chief Executive Officer of QuickCompliance, Inc., a full-service e-learning company that enables healthcare and governmental organizations to address a comprehensive range of business imperatives. He has held that position since February 2001. From July 2000 until February 2001, Dr. Danaher was the President and Chief Operating Officer of HealthMarket, Inc., an on-line provider of consumer driven health plans. He served as an Executive Vice President with WebMD Corporation (Nasdaq: HLTH) from February 1999 to July 2000. Dr. Danaher earned undergraduate degrees from Trinity College and Bryn

Mawr College. He earned his medical degree from Dartmouth Medical School, completed his residency and chief residency in Internal Medicine at Stanford University Medical Center and has also earned a M.B.A. from Stanford University.

     Stephen A. George has served as a member of our Board of Directors since 2002 and his current term expires at the 2005 annual meeting of stockholders. Dr. George is the President of Medvice, Inc., a provider of advisory services and investment capital to healthcare and technology companies and has held that position since October 1998. He serves as Clinical Assistant Professor at the University of Washington in the Department of Health Services. Dr. George also held the positions of Chairman and Chief Executive Officer of NexCura, Inc. from September 2000 through May 2002. NexCura is a software development, medical informatics and e-communications firm which serves the treatment decision support needs of patients suffering from chronic diseases. From June 1993 to July 1998, Dr. George held the positions of Chairman and Chief Executive Officer of First Physician Care, Inc., a privately held physician practice management company that he founded in 1993, which was sold to a publicly-held physician practice management company in 1998.

     David R. Holbrooke has served as a member of our Board of Directors since 1994 and his current term expires at the 2005 annual meeting of stockholders. Dr. Holbrooke has been the President and Chief Executive Officer of Advocates Rx, Inc., a medical management and healthcare venture development company, since 1995. From 1983 to 1995, Dr. Holbrooke served as President and Chief Executive Officer of Holbrooke & Associates. Dr. Holbrooke has a 33-year history of entrepreneurship, management, medical practice, and new business development experience in the healthcare services industry. He currently is active as a board member and investor in several privately held healthcare companies.

     Craig Macnab has served as a member of our Board of Directors since 2002 and his current term expires at the 2005 annual meeting of stockholders. Mr. Macnab is a Director and the Chief Executive Officer of Commercial Net Lease Realty, Inc. (NYSE: NNN), a real estate investment trust that owns primarily single tenant net-leased retail properties. From 2000 until 2003, Mr. Macnab was the Chief Executive Officer of JDN Realty Corporation, an Atlanta-based REIT specializing in the development and management of retail shopping centers. From 1997 to 1999, Mr. Macnab was the President of Tandem Capital, a venture capital firm that provided growth capital, primarily mezzanine debt, to small public companies. Mr. Macnab's prior experience includes having been an investment banker for seven years at Lazard Freres & Co. in New York and six years at J.C. Bradford & Co., where he was co-head of the merger and acquisition department. Mr. Macnab also serves on the Board of Directors of Developers Diversified Realty Corporation, a self-administered and self-managed REIT operating as a fully integrated real estate company that acquires, develops, leases and manages shopping centers.

     David E. McDowell has served as a member of our Board of Directors since 1996 and his current term expires at the 2005 annual meeting of stockholders. Mr. McDowell is our former Chairman and Chief Executive Officer. He served as Chairman of the Board from October 1996 to May 2003, and as Chief Executive Officer of the Company from October 1996 to July 1998. From 1992 to 1996, he was President, Chief Operating Officer and a director of McKesson Corporation. Prior to 1992, Mr. McDowell served for over 25 years as a senior executive at IBM, including as a Vice President and President of the National Services Division.

     C. Christopher Trower has served as a member of our Board of Directors since 1997 and his current term expires at the 2005 annual meeting of stockholders. Mr. Trower, a member of the Georgia and Kentucky bars, is engaged in the private practice of law. Since June 1997, he has been the owner of the Atlanta law firm of electriclaw.com. From 1988 to June 1997, Mr. Trower was a partner in the Atlanta law firm of Sutherland, Asbill & Brennan.

     Jeffrey W. Ubben has served as a member of our Board of Directors since 2003 and his current term expires at the 2005 annual meeting of stockholders. Mr. Ubben is a founder and Managing Partner of VA Partners, L.L.C., an investment partnership. From 1995 to 2000, Mr. Ubben was a Managing Partner of Blum Capital. Prior to that, he was a portfolio manager for Fidelity Investments from 1987 to 1995.

Mr. Ubben is also a member of the Board of Directors of Mentor Corporation, Martha Stewart Living Omnimedia, Inc. and Gartner, Inc.

NON-EMPLOYEE DIRECTORS' COMPENSATION

     We maintain a non-employee director compensation plan, which is intended to compensate non-employee members of the Board fairly for their talents and time spent on behalf of our company. The plan provides both cash and equity compensation. The cash compensation consists of an annual retainer for Board membership in the amount of $16,000, and a fee in the amount of $1,000 for each Board meeting attended. In addition, the Lead Independent Director and the Board committee chairmen receive annual retainers, and the members of the committees including the committee chairmen receive fees for each committee meeting attended. The annual retainer for the Lead Independent Director is $32,000, the annual retainer for the Audit Committee chair is $4,000, the annual retainer for the Compensation Committee chair is $3,000, and the annual retainer for the other committee chairs is $2,000. The Audit Committee meeting fee is $2,000 per meeting attended, and the meeting fee for the other committees is $1,000 per meeting attended.

     We reimburse each director for out-of-pocket expenses associated with each Board or committee meeting attended and for each other business meeting at which we have requested the director's presence.

     Non-employee directors may elect to defer receipt and taxation of their cash fees and retainers by participating in our Deferred Stock Unit Plan, under which each of our non-employee directors and certain selected key employees are permitted to defer cash compensation in the form of deferred stock units, each of which is deemed to be equivalent to one share of common stock. At a designated future distribution date selected by the participant, the stock units accumulated in the participant's account under the Deferred Stock Unit Plan will be distributed in the form of common stock, and will be taxable to the participant at that time based on the fair market value of the common stock.

     As of March 21, 2005, the non-employee directors participating in the Deferred Stock Unit Plan and the total deferred stock units accumulated by each of them were as follows:

NAME                                                           DEFERRED STOCK UNITS
----                                                           --------------------
Stephen A. George, M.D......................................           4,858
Craig Macnab................................................          14,220
C. Christopher Trower.......................................          34,900

     The equity compensation under the non-employee director compensation plan consists of an initial grant of 10,000 stock options (upon first election or appointment to the Board) and an annual grant of 10,000 stock options for each year of service thereafter. Such options are granted under the Amended and Restated Per-Se Technologies, Inc. Non-Employee Director Stock Option Plan, which we refer to in this prospectus as the Director Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our Board of Directors has a Compensation Committee, which is composed of Jeffrey W. Ubben, Chairman, John W. Danaher, M.D., Stephen A. George, M.D., David R. Holbrooke, M.D., John W. Clay, Jr., and C. Christopher Trower. None of the members of the Compensation Committee were officers or employees of our company or any of our subsidiaries during the last fiscal year, or at any other time, and none of the members of the Compensation Committee had any relationship with us during the last fiscal year requiring disclosure under Item 404 of Regulation S-K. During the last fiscal year, none of our executive officers served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on our Board of Directors or our Compensation Committee.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer and our other most highly compensated executive officers as of December 31, 2004, who we refer to in this prospectus as the named executive officers, for 2004, 2003 and 2002.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                                       ---------------------------------------   -----------------------------
                                                                    OTHER                           SECURITIES
                                                                   ANNUAL        RESTRICTED STOCK   UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITIONS    YEAR    SALARY      BONUS      COMPENSATION(1)      AWARDS(2)        OPTIONS     COMPENSATION(3)
----------------------------    ----   --------    --------    ---------------   ----------------   ----------   ---------------
Philip M. Pead................  2004   $439,423    $     --             --                 --        250,000         $13,798
  Chairman, President and       2003    365,385     108,000             --                 --             --          13,896
  Chief Executive Officer       2002    353,077     176,539             --           $109,663             --          12,870
Chris E. Perkins..............  2004    309,615     120,000             --              9,000        100,000          16,207
  Executive Vice President      2003    250,000     222,000(4)          --             14,375             --          15,749
  and Chief Financial Officer   2002    250,000     115,000       $ 37,599             70,097             --          14,592
Philip J. Jordan..............  2004    232,922      60,000             --                 --        150,000          10,183
  President of the Company's    2003    102,981(5)   82,385(6)     119,014                 --        290,000           1,620
  Hospital Services Division    2002         --          --             --                 --             --              --
Paul J. Quiner................  2004    232,885      90,000             --                 --        150,000          12,051
  Senior Vice President         2003    205,000      65,600             --                 --             --           5,415
  and General Counsel           2002    194,038      58,093             --                 --         25,000           5,797
Patrick J. Leonard............  2004    221,060      60,000             --                 --         70,000          11,182
  President, Physician
    Services                    2003    184,851      25,568             --                 --             --           9,033
  Specialty Operations          2002    184,974      55,410             --                 --             --           7,152
David F. Mason................  2004    193,769     196,000(7)          --                 --         50,000          14,031
  President, Physician
  Services, Academic and
  Multi-Specialty               2003    162,154       3,648             --                 --             --          13,595
  Operations                    2002    149,615      50,000             --                 --             --          12,236

---------------

(1) In accordance with rules of the SEC, amounts of perquisites and other personal benefits that did not exceed the lesser of $50,000 or 10% of the named executive officer's total annual salary and bonus have been omitted. The amount shown for Mr. Perkins for 2002 includes reimbursement of $12,610 for an apartment maintained until October 2002 near our headquarters, and $13,086 for automobile expenses. The amount shown for Mr. Jordan reflects a payment made to assist Mr. Jordan in relocating himself and his family from London, England to Atlanta, Georgia.

(2) Represents enhancement bonuses paid in the form of unvested deferred stock units (restricted stock equivalents) granted under the Deferred Stock Unit Plan, which vest at the rate of 20% each year over a period of five years. Any dividend equivalents paid on such units would be converted to additional deferred stock units that vest on the same schedule as the units with respect to which they were granted. As of December 31, 2004, the aggregate unvested deferred stock units held by each of the named executive officers was as follows: 5,384 units valued at $85,235 for Mr. Pead; and 5,685 units valued at $89,992 for Mr. Perkins. No units were held by Messrs. Jordan, Quiner, Leonard or Mason.

(3) Includes amounts paid by us on behalf of each named executive officer for matching 401(k) plan contributions, and life, dental, medical, vision and/or short-term disability insurance premiums. Our company's contributions under the 401(k) plan for the 2004 fiscal year were $6,000 for each of Messrs. Pead, Perkins, Quiner and Leonard, and $3,900 for Mr. Mason. No such contributions were made to Mr. Jordan. The amount of life, dental, medical, vision and/or short-term disability insurance premiums paid for each of the named executive officers for the 2004 fiscal year was as follows: $7,798 for Mr. Pead, $10,207 for Mr. Perkins, $10,183 for Mr. Jordan, $6,051 for Mr. Quiner, $5,182 for Mr. Leonard, and $10,131 for Mr. Mason.

(4) Includes a $150,000 payment made in satisfaction of an outstanding signing compensation obligation under Mr. Perkins' employment agreement.

(5) Reflects salary payments commencing as of the date of Mr. Jordan's employment by us in July 2003.

(6) Reflects non-discretionary 2003 incentive compensation paid to Mr. Jordan pursuant to the terms of his employment agreement.

(7) Includes a $146,000 sales commission paid in 2004.

STOCK OPTION GRANTS

     The following table sets forth information with respect to the stock options granted to each of the named executive officers during 2004.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                   INDIVIDUAL GRANTS
                                  ---------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                                PERCENT OF                                AT ASSUMED ANNUAL RATES
                                  NUMBER OF       TOTAL                                       OF STOCK PRICE
                                  SECURITIES     OPTIONS                                  APPRECIATION FOR OPTION
                                  UNDERLYING    GRANTED TO     EXERCISE                           TERM(2)
                                   OPTIONS     EMPLOYEES IN   PRICE (PER   EXPIRATION   ---------------------------
                                   GRANTED         2004       SHARE)(1)       DATE          5%             10%
                                  ----------   ------------   ----------   ----------   -----------   -------------
Philip M. Pead..................    83,334         5.44%        $12.70      5/18/15      $751,782      $1,961,231
                                    83,333         5.44%        $13.97      5/18/15       645,940       1,855,374
                                    83,333         5.44%        $15.37      5/18/15       529,274       1,738,708
Chris E. Perkins................    33,334         2.18%        $12.70      5/18/15       300,716         784,502
                                    33,333         2.18%        $13.97      5/18/15       258,374         742,145
                                    33,333         2.18%        $15.37      5/18/15       211,708         695,479
Philip J. Jordan................    50,000         3.26%        $12.70      5/18/15       451,065       1,176,729
                                    50,000         3.26%        $13.97      5/18/15       387,565       1,113,229
                                    50,000         3.26%        $15.37      5/18/15       317,565       1,043,229
Paul J. Quiner..................    50,000         3.26%        $12.70      5/18/15       451,065       1,176,729
                                    50,000         3.26%        $13.97      5/18/15       387,565       1,113,229
                                    50,000         3.26%        $15.37      5/18/15       317,565       1,043,229
Patrick J. Leonard..............    50,000         3.26%        $14.02      3/09/15       497,983       1,299,127
                                     6,667         0.44%        $12.70      5/18/15        60,145         156,905
                                     6,667         0.44%        $13.97      5/18/15        51,678         148,438
                                     6,666         0.44%        $15.37      5/18/15        42,338         139,083
David F. Mason..................    30,000         1.96%        $14.02      3/09/15       298,790         779,476
                                     6,667         0.44%        $12.70      5/18/15        60,145         156,905
                                     6,667         0.44%        $13.97      5/18/15        51,678         148,438
                                     6,666         0.44%        $15.37      5/18/15        42,338         139,083

---------------

(1) All options were granted at an exercise price equal to or in excess of the fair market value of our common stock on the date of grant. Such options expire eleven years after the date of grant, and generally vest over a three-to-five year period.

(2) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall market conditions. The amounts reflected in this table may not necessarily be achieved.

STOCK OPTION EXERCISES

     None of the named executive officers exercised any stock options during 2004, with the exception of Mr. Leonard. The table below shows the number of shares of Common Stock covered by both exercisable and unexercisable stock options held by the named executive officers as of December 31, 2004. The table also reflects the values for in-the-money options based on the positive spread between the exercise price of such options and the last reported sale price of the common stock on December 31, 2004.

         AGGREGATED OPTION EXERCISES IN 2004 AND YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                              NUMBER OF                        OPTIONS AT                  MONEY OPTIONS AT
                            COMMON SHARES                   DECEMBER 31, 2004              DECEMBER 31, 2004
                             ACQUIRED ON     VALUE     ---------------------------   -----------------------------
NAME                          EXERCISE      REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                        -------------   --------   -----------   -------------   ------------   --------------
Philip M. Pead............         --            --      955,000        599,998       $7,695,911      $3,632,150
Chris E. Perkins..........         --            --      365,002        209,998        3,476,719       1,180,450
Philip J. Jordan..........         --            --       58,000        382,000          134,560         810,740
Paul J. Quiner............         --            --      116,667        158,333        1,087,802         316,398
Patrick J. Leonard........      8,143       $56,515        5,132         84,352            2,478         257,101
David F. Mason............         --            --       16,850         59,899          158,998         180,488

EMPLOYMENT AGREEMENTS

     In November 2000, in connection with his promotion to President and Chief Executive Officer of our company, we entered into a three-year employment agreement with Philip M. Pead, which contains certain non-competition, non-solicitation and change in control provisions. That agreement provides that Mr. Pead will be paid a base salary of $310,000 per year, subject to adjustments in the normal course of business, and that he is eligible for an annual incentive compensation payment of up to 100% of his base salary, payable at the discretion of the Board. Upon early termination of Mr. Pead's employment other than for cause or by Mr. Pead for "good reason," Mr. Pead is entitled to severance consideration equal to two years of salary continuation at his then current salary level, but without the right to receive any incentive bonus payments, and two years of health and welfare benefits continuation. In the event Mr. Pead's employment is terminated in connection with a change in control, he is entitled to receive a severance payment equal to two years of salary and benefits, including incentive bonus payments. A change in control is generally defined in the agreement as any consolidation, merger, reorganization or other transaction in which we are not the surviving entity or certain changes in the composition of the Board. In all such events of termination, Mr. Pead is entitled to a tax equalization payment with respect to any tax that may be imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Code. We also agreed to loan Mr. Pead the amount of $250,000 to purchase shares of common stock, and Mr. Pead used that amount in November 2000 to purchase an aggregate of 74,000 shares of common stock. The loan is evidenced by a promissory note executed by Mr. Pead and secured by those shares. Its terms are described herein under the caption "Certain Relationships and Related Transactions." In May 2003, in connection with Mr. Pead's election as Chairman of the Board, the employment agreement was amended to extend its term for three years, to increase his base salary to $375,000, and to provide that he is eligible for a bonus payment of up to 130% of his base salary. As a result of subsequent evaluations by the Board of Mr. Pead's performance and reviews by the Compensation Committee of his compensation, Mr. Pead's base salary was increased to $425,000, effective as of January 1, 2004, and to $500,000 effective as of January 14, 2005.

     In April 2000, we and Chris E. Perkins, then our Senior Vice President, Corporate Development, entered into a three-year employment agreement, which contains certain non-competition, non-solicitation and change in control provisions. That agreement provides that Mr. Perkins will be paid a base salary of $230,000 per year, subject to adjustments in the normal course of business, and that he is eligible for an annual incentive compensation payment of up to 80% of his base salary, payable at the discretion of the

Board. Upon early termination of Mr. Perkins' employment other than for cause or by Mr. Perkins for "good reason," Mr. Perkins is entitled to elect severance consideration equal to the greater of two years of salary or his then current monthly salary multiplied by the number of months remaining in the initial term of the agreement, in each case excluding any incentive bonus payments, plus benefit continuation for the lesser of eighteen months and the number of months remaining in the initial term of the agreement. In the event Mr. Perkins' employment is terminated in connection with a change in control, he is entitled to receive a severance payment equal to two years of salary, including incentive bonus payments. A change in control is generally defined in the agreement as any consolidation, merger, reorganization or other transaction in which we are not the surviving entity or certain changes in the composition of the Board. Mr. Perkins also received options to purchase up to 100,000 shares of common stock, and a commitment from us to provide $150,000 to Mr. Perkins as signing compensation to be earned upon the completion of two years of service with us. In February 2001, in connection with his promotion to our Executive Vice President and Chief Financial Officer, the employment agreement was amended to increase Mr. Perkins' base salary to $250,000, and to provide for Mr. Perkins to receive options to purchase an additional 100,000 shares of common stock. As provided in the agreement, the term thereof has continued in effect beyond the initial three-year term for successive one-year terms. The current term of the agreement extends to April 2, 2005. Beginning with our 2003 incentive compensation plan, Mr. Perkins is eligible for a bonus payment of up to 100% of his base salary. His base salary beginning effective January 14, 2005, is $325,000 per year.

     In July 2003, we and Philip J. Jordan, a Senior Vice President of our company and President of our Hospital Services Division, entered into a one-year employment agreement, which contains certain non-competition, non-solicitation and change in control provisions. That agreement provides that Mr. Jordan will be paid a base salary of $225,000 per year subject to adjustments by any increases given in the normal course of business, and that he is eligible for an annual incentive compensation payment of up to 80% of his base salary, payable at the discretion of the Board; however, his incentive compensation for 2003 was not discretionary but was instead payable pro-rated based on the number of months he was employed by us during 2003. Upon early termination of Mr. Jordan's employment other than for cause or by Mr. Jordan for "good reason," Mr. Jordan is entitled to receive a severance payment equal to his then current monthly salary multiplied by the greater of the number of months remaining in the term of the agreement or twelve, in each case excluding any incentive bonus payments, and he is also entitled to continuation of certain health and welfare benefits. In the event Mr. Jordan's employment is terminated in connection with a change in control, he is entitled to receive a severance payment equal to one year of salary continuation at his then current base salary, or the payments due and owing to him under the remaining term of the agreement, whichever is greater. A change in control is generally defined in the agreement as any consolidation, merger, reorganization or other transaction in which we are not the surviving entity. Mr. Jordan also received options to purchase up to 290,000 shares of common stock. His base salary beginning effective January 14, 2005, is $275,000 per year.

     In May 2001, we and Paul J. Quiner, our Senior Vice President and General Counsel, entered into a two-year employment agreement, which contains certain non-competition, non-solicitation and change in control provisions. That agreement provides that Mr. Quiner will be paid a base salary of $190,000 per year subject to adjustments by any increases given in the normal course of business, and that he is eligible for an annual incentive compensation payment of up to 60% of his base salary, payable at the discretion of the Board. Upon early termination of Mr. Quiner's employment other than for cause or by Mr. Quiner for "good reason," Mr. Quiner is entitled to receive a severance payment equal to his then current monthly salary multiplied by the greater of the number of months remaining in the term of the agreement or twelve, in each case excluding any incentive bonus payments, and he is also entitled to continuation of certain health and welfare benefits. In the event Mr. Quiner's employment is terminated in connection with a change in control, he is entitled to receive a severance payment equal to one year of salary continuation at his then current base salary, or the payments due and owing to him under the remaining term of the agreement, whichever is greater. A change in control is generally defined in the agreement as any consolidation, merger, reorganization or other transaction in which we are not the surviving entity. Mr. Quiner also received options to purchase up to 100,000 shares of common stock. As provided in the agreement, the term thereof has continued in effect beyond the initial two-year term for successive one-year terms. The current term of the agreement extends to May 31, 2005. Beginning with our 2003 incentive compensation plan, Mr. Quiner is eligible for a bonus payment of up to 80% of his base salary. His base salary beginning effective January 14, 2005, is $245,000 per year.

     We have not entered into employment agreements with Patrick J. Leonard and David F. Mason.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Set forth below is certain information as of March 21, 2005, regarding an outstanding loan made in November 2000 pursuant to the employment agreement between us and Philip M. Pead.

                                                       LARGEST AGGREGATE AMOUNT   BALANCE AS
NAME AND POSITION            NATURE OF INDEBTEDNESS      OUTSTANDING IN 2004      OF 3/21/05   INTEREST
-----------------            -----------------------   ------------------------   ----------   --------
Philip M. Pead, Chairman,
  President and Chief
  Executive Officer........  common stock purchase(1)          $250,000            $250,000      (2)

---------------

(1) The loan is secured by an aggregate of 74,000 shares of our common stock, and is payable in full upon the earlier to occur of the termination of Mr. Pead's employment or the sale of all or any part of those shares.

(2) The terms of the loan provide that any overdue payment shall bear interest at a rate equal to the rate of interest then imputed by the Internal Revenue Service plus 4% per annum, or the maximum rate permitted by law, whichever is lower, but such terms do not otherwise require the payment of interest.

     On March 9, 2005, we announced that the Board has authorized the repurchase of up to 1 million shares of our outstanding common stock. Under the share repurchase program, we may repurchase shares from time to time at management's discretion in the open market, by block purchase, in privately negotiated transactions or as otherwise allowed by securities laws and regulations. Any shares repurchased will be placed into treasury to be used for general corporate purposes. The actual number and timing of shares to be repurchased will depend on market conditions and certain SEC rules. Repurchases may be discontinued at any time. On March 11, 2005, we purchased 200,000 shares of our outstanding common stock from Regan Partners, L.P., in a privately negotiated transaction at a price of $15.39 per share, in cash. Regan Partners, L.P. is a holder of more than five percent of our outstanding common stock. The purchase price for those shares was the opening price for the shares of our common stock on that date on the Nasdaq National Market. The transaction was negotiated by Philip M. Pead, our Chairman, President and Chief Executive Officer, and Basil P. Regan, the General Partner of Regan Partners, L.P.

INDEMNIFICATION AGREEMENTS WITH CERTAIN OFFICERS AND DIRECTORS

     David E. McDowell, a member of our Board of Directors and our former Chairman and Chief Executive Officer, is party to an agreement with us pursuant to which we have agreed to indemnify and hold him harmless to the fullest extent permitted by the Delaware General Corporation Law as it presently exists or to such greater extent as such law may subsequently be amended.

                             PRINCIPAL STOCKHOLDERS

DIRECTOR AND EXECUTIVE OFFICER COMMON STOCK OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of common stock, as of March 21, 2005, by (i) each of our directors;
(ii) our named executive officers, as defined herein under the caption "Management -- Executive Compensation" and (iii) such directors and all executive officers as a group. As of March 21, 2005 there were 30,207,646 shares of our common stock issued and outstanding.

NAME                                                         BENEFICIAL OWNERSHIP(1)   PERCENT OF CLASS
----                                                         -----------------------   ----------------
John W. Clay, Jr. .........................................                 0                   *
John W. Danaher, M.D. .....................................                 0                   *
Stephen A. George, M.D.....................................            34,858(2)                *
David R. Holbrooke, M.D....................................            57,163(3)                *
Craig Macnab...............................................            44,220(4)                *
David E. McDowell..........................................         1,263,150(5)              4.1%
Philip M. Pead.............................................         1,340,036(6)              4.3%
C. Christopher Trower......................................            91,918(7)                *
Jeffrey W. Ubben...........................................         5,392,472(8)             17.8%
Chris E. Perkins...........................................           470,149(9)              1.5%
Philip J. Jordan...........................................            95,500(10)               *
Paul J. Quiner.............................................           160,167(11)               *
Patrick J. Leonard.........................................            33,976(12)               *
David F. Mason.............................................            36,801(13)               *
All executive officers and directors as a group (14
  persons).................................................         9,020,410(14)            27.2%

---------------

  * Beneficial ownership represents less than 1% of the outstanding common stock.

 (1) Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic or pecuniary interest. Except as set forth in the footnotes below, the persons named above have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

 (2) Includes 30,000 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Also includes 4,858 deferred stock units credited under the Deferred Stock Unit Plan.

 (3) Includes 500 shares held in a bank account for the benefit of Dr. Holbrooke's son. Also includes 56,663 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan.

 (4) Includes 30,000 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Also includes 14,220 deferred stock units credited under the Deferred Stock Unit Plan.

 (5) Includes 7,100 shares held in a trust for Mr. McDowell's son. Also includes 777,572 shares that are not currently outstanding, but which may be acquired under the Second Amended and Restated Per-Se Technologies, Inc. Stock Option Plan, as amended, which we refer to in this prospectus as the Executive Stock Option Plan.

 (6) Includes 2,716 shares held by family members, for which Mr. Pead disclaims beneficial ownership. Also includes 1,029,169 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan, 163,332 shares that are not currently outstanding, but which may be acquired under the Non-Qualified Stock Option Plan for Non-Executive Employees, which we refer to in this prospectus as the Employee Stock Option Plan, and 17,948 deferred stock units credited under the Deferred Stock Unit Plan.

 (7) Includes 1,883 shares held by family members, for which Mr. Trower disclaims beneficial ownership. Also includes 54,665 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan, and 34,900 deferred stock units credited under the Deferred Stock Unit Plan.

 (8) Includes 10,000 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Also includes 5,382,472 shares beneficially owned by VA Partners, L.L.C. as general partner of ValueAct Capital Partners, L.P. and ValueAct Capital Partners II, L.P., and as investment advisor of ValueAct Capital International, Ltd. Mr. Ubben is attributed beneficial ownership of these shares as a managing partner of VA Partners, L.L.C., but disclaims beneficial ownership except to the extent of his pecuniary interest in each fund.

 (9) Includes 345,003 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan and 100,000 shares that are not currently outstanding, but which may be acquired under the Employee Stock Option Plan. Also includes 24,479 deferred stock units credited under the Deferred Stock Unit Plan.

(10) Consists of 95,500 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan.

(11) Includes 159,167 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan.

(12) Includes 33,976 shares that are not currently outstanding, but which may be acquired under the Employee Stock Option Plan.

(13) Includes 36,801 shares that are not currently outstanding, but which may be acquired under the Employee Stock Option Plan.

(14) Includes 181,328 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Includes 2,406,411 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan. Includes 334,109 shares that are not currently outstanding but which may be acquired under the Employee Stock Option Plan. Includes 96,405 deferred stock units credited under the Deferred Stock Unit Plan.

OTHER PRINCIPAL STOCKHOLDERS

     The table below sets forth certain information concerning each person known to the Board to be a beneficial owner, as such term is defined by the rules of the SEC, of more than 5% of the outstanding shares of our common stock.

                                                              SHARES BENEFICIALLY   PERCENT
NAME AND ADDRESS                                                   OWNED(1)         OF CLASS
----------------                                              -------------------   --------
VA Partners, L.L.C., and affiliates(2)......................       5,382,472          17.8%
  One Maritime Plaza, Suite 1400, San Francisco, CA 94111
FMR Corp.(3)................................................       4,520,139          14.9%
  82 Devonshire Street, Boston, MA 02109
Basil P. Regan(4)...........................................       2,178,132           7.2%
  c/o Regan Partners, L.P., 32 East 57th Street, 20th Floor,
  New York, NY 10022
Regan Partners, L.P.(5).....................................       1,538,468           5.1%
  32 East 57th Street, 20th Floor, New York, NY 10022
AMVESCAP PLC(6).............................................       2,926,748           9.7%
  11 Devonshire Square, London EC2M 4YR, England
Wellington Management Company, LLP(7).......................       2,506,015           8.3%
  75 State Street, Boston, MA 02109
Wachovia Corporation(8).....................................       1,960,298           6.5%
  One Wachovia Center, Charlotte, NC 28288

---------------

(1) See Note (1) under "Director and Executive Officer Common Stock Ownership."

(2) The number of shares reported was derived from a Schedule 13F-HR filed on February 14, 2005 by VA Partners, L.L.C., or VA Partners. Shares reported as being beneficially owned by VA Partners are also beneficially owned in whole or in part by its affiliates ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital International, Ltd., Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin.

(3) The number of shares reported and the information included in this footnote were derived from a Schedule 13G/A filed on February 14, 2005 by FMR Corp., or FMR. Edward C. Johnson, III, as Chairman of FMR, and Abigail Johnson, as a Director of FMR, are deemed beneficial owners of the 4,520,139 shares of such common stock and jointly executed the Schedule 13G/A. FMR reports that it has sole voting power over 1,188,282 shares and sole dispositive power over 4,520,139 shares. FMR also reports that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of common stock. Fidelity Management & Research Company, or Fidelity, is a wholly-owned subsidiary of FMR and a registered investment adviser. Fidelity is the beneficial owner of 3,342,057 shares or 11.01% of such outstanding common stock as a result of acting as investment adviser to various investment companies, or the Fidelity Funds. The ownership of one such investment company, Fidelity Small Cap Stock Fund, amounted to 2,611,800 shares or 8.61% of the Company's total outstanding common stock. Mr. Johnson and FMR, through its control of Fidelity, each has sole power to dispose of 3,342,057 shares owned by the Fidelity Funds. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Fidelity Management Trust Company, or FMTC, a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 1,178,082 shares or 3.88% of the Company's outstanding common stock as a result of serving as investment manager of institutional account(s). Mr. Johnson and FMR, through its control of FMTC, each has sole dispositive power over 1,178,082 shares and sole power to vote or to direct the voting of 1,178,082 shares owned by the institutional account(s).

(4) The number of shares reported was derived from a Schedule 13G/A filed on February 14, 2005 by Regan Partners, L.P. and Basil P. Regan. Mr. Regan reports that he has sole voting power and sole dispositive power over 83,398 shares, shared voting power over 2,094,734 shares and shared dispositive power over 2,178,132 shares. The number reported does not reflect the sale of 200,000 shares by Regan Partners, L.P. to us on March 11, 2005. See "Certain Relationships and Related Transactions."

(5) The number of shares reported was derived from a Schedule 13G/A filed on February 14, 2005 by Regan Partners, L.P. and Basil P. Regan. Regan Partners, L.P. reports that it has shared voting power and shared dispositive power over the 1,538,468 shares. The number reported does not reflect the sale of 200,000 shares by Regan Partners, L.P. to us on March 11, 2005. See "Certain Relationships and Related Transactions."

(6) The number of shares reported was derived from a Schedule 13G filed on February 15, 2005 by AMVESCAP PLC, or AMVESCAP. AMVESCAP reports that it has sole voting power over 2,926,748 shares and sole dispositive power over 2,926,748 shares, and that such shares are held by the following subsidiaries in the following respective amounts: Atlantic Trust Company, N.A., 9,000 shares, INVESCO Institutional (N.A.), 45,300 shares, and Stein Roe Investment Counsel, Inc., 2,872,448 shares.

(7) The number of shares reported was derived from a Schedule 13G/A filed on February 14, 2005 by Wellington Management Company, LLP, or WMC. WMC reports that it has shared voting power over 2,047,255 shares and shared dispositive power over 2,451,915 shares.

(8) The number of shares reported was derived from a Schedule 13G filed on February 14, 2005 by Wachovia Corporation, or Wachovia. Wachovia reports that it has sole voting power over 1,960,057 shares and sole dispositive power over 1,397,698 shares. Wachovia reports that these shares are held by certain of its subsidiaries: Wachovia Securities, LLC and Evergreen Investment Management Company, as investment advisors for mutual funds and/or other clients, and Wachovia Bank, N.A., in a fiduciary capacity for its respective customers.

                                 LEGAL MATTERS

     The opinion of counsel as to the validity of the debentures and the common stock issuable upon conversion of the debentures will be given by Paul J. Quiner, our Senior Vice President and General Counsel. As of the date hereof, Mr. Quiner beneficially owns 117,667 shares of our common stock.

                                    EXPERTS

     Our consolidated financial statements and schedule as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


     We filed a registration statement on Form S-1 with the SEC with respect to the registration of the debentures and common stock offered for sale with this prospectus. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at their public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.


     Our common stock is quoted on the Nasdaq National Market under the symbol "PSTI," and our SEC filings can also be read at the following address:

         Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006.

     Our SEC filings are also available to the public at our Internet website at http://www.per-se.com.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                           Per-Se Technologies, Inc.
                             1145 Sanctuary Parkway
                                   Suite 200
                              Alpharetta, GA 30004
                             Phone: (770) 237-7827

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.....    F-2
Consolidated Balance Sheets, December 31, 2004, and December
  31, 2003..................................................    F-3
Consolidated Statements of Income for the years ended
  December 31, 2004, 2003, and 2002.........................    F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 2004, 2003, and 2002.........................    F-5
Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended December 31, 2004, 2003 and 2002......    F-6
Notes to Consolidated Financial Statements..................    F-7

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Per-Se Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of Per-Se Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Per-Se Technologies, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Per-Se Technologies, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005, expressed an unqualified opinion thereon.

                                                 /s/ ERNST & YOUNG LLP

Atlanta, Georgia
March 15, 2005

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2004          2003
                                                              -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PAR
                                                                     VALUE DATA)
Current Assets:
  Cash and cash equivalents.................................   $  42,422     $  25,271
  Restricted cash...........................................          51            66
                                                               ---------     ---------
     Total cash and cash equivalents........................      42,473        25,337
  Accounts receivable, billed (less allowances of $3,229 and
     $4,267, respectively)..................................      49,105        47,802
  Accounts receivable, unbilled (less allowances of $371 and
     $528, respectively)....................................         302           577
  Lloyd's receivable........................................          --        17,405
  Deferred income taxes -- current, net.....................      12,799            --
  Prepaid expenses..........................................       2,823         2,676
  Other.....................................................       4,906         3,507
                                                               ---------     ---------
     Total current assets...................................     112,408        97,304
Property and equipment, net of accumulated depreciation.....      15,512        16,434
Goodwill....................................................      32,549        32,549
Other intangible assets, net of accumulated amortization....      20,784        19,787
Deferred income taxes, net..................................      15,316            --
Other.......................................................       6,122         5,881
Assets of discontinued operations...........................          --           129
                                                               ---------     ---------
     Total assets...........................................   $ 202,691     $ 172,084
                                                               =========     =========
Current Liabilities:
  Accounts payable..........................................   $   5,290     $   6,587
  Accrued compensation......................................      14,562        18,102
  Accrued expenses..........................................      14,628        19,468
  Current portion of long-term debt and capital lease
     obligations............................................          98        12,500
  Deferred revenue..........................................      24,127        20,334
                                                               ---------     ---------
     Total current liabilities..............................      58,705        76,991
Long-term debt and capital lease obligations................     125,527       109,375
Other obligations...........................................       5,484         2,908
Liabilities of discontinued operations......................          --           422
                                                               ---------     ---------
     Total liabilities......................................     189,716       189,696
                                                               ---------     ---------
Commitments and contingencies (Notes 11 and 12)
  Stockholders' Equity (Deficit):
  Preferred stock, no par value, 20,000 authorized; none
     issued.................................................          --            --
  Common stock, voting, $0.01 par value, 200,000 authorized,
     32,324 and 31,322 issued and 30,336 and 31,322
     outstanding as of December 31, 2004, and December 31,
     2003, respectively.....................................         323           313
  Common stock, non-voting, $0.01 par value, 600 authorized;
     none issued............................................          --            --
  Paid-in capital...........................................     795,263       786,297
  Warrants..................................................          --         1,495
  Accumulated deficit.......................................    (757,128)     (805,286)
  Treasury stock at cost, 2,125 and 122 shares as of
     December 31, 2004, and December 31, 2003,
     respectively...........................................     (26,510)       (1,303)
  Deferred stock unit plan obligation.......................       1,511         1,303
  Accumulated other comprehensive loss......................        (484)         (431)
                                                               ---------     ---------
     Total stockholders' equity (deficit)...................      12,975       (17,612)
                                                               ---------     ---------
     Total liabilities and stockholders' equity (deficit)...   $ 202,691     $ 172,084
                                                               =========     =========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 2004          2003          2002
                                                              ----------    ----------    ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue.....................................................   $352,791      $335,169      $325,564
Operating expenses:
  Cost of services..........................................    232,661       217,895       214,284
  Selling, general and administrative.......................     85,351        79,936        81,392
  Other expenses............................................      5,845           830            --
                                                               --------      --------      --------
Operating income............................................     28,934        36,508        29,888
Interest expense............................................      6,825        14,646        18,069
Interest income.............................................       (525)         (297)         (471)
Loss on extinguishment of debt..............................      5,896         6,255            --
                                                               --------      --------      --------
  Income before income taxes................................     16,738        15,904        12,290
Income tax (benefit) expense................................    (28,101)           27           800
                                                               --------      --------      --------
  Income from continuing operations.........................     44,839        15,877        11,490
                                                               --------      --------      --------
Discontinued operations (see Note 5)
(Loss) income from discontinued operations, net of
  tax -- Patient1...........................................        (18)       (1,316)          445
  Gain on sale of Patient1, net of tax......................      3,784        10,417            --
  Loss from discontinued operations, net of
    tax -- Business1........................................       (303)       (3,589)       (1,921)
  Loss on sale of Business1, net of tax.....................       (130)       (8,528)           --
  Loss from discontinued operations, net of tax -- Other....        (14)         (872)       (1,025)
                                                               --------      --------      --------
                                                                  3,319        (3,888)       (2,501)
                                                               --------      --------      --------
    Net income..............................................   $ 48,158      $ 11,989      $  8,989
                                                               ========      ========      ========
Net income per common share-basic:
  Income from continuing operations.........................   $   1.45      $   0.52      $   0.38
  (Loss) income from discontinued operations, net of
    tax -- Patient1.........................................         --         (0.04)         0.01
  Gain on sale of Patient1, net of tax......................       0.12          0.34            --
  Loss from discontinued operations, net of
    tax -- Business1........................................      (0.01)        (0.12)        (0.06)
  Loss on sale of Business1, net of tax.....................         --         (0.28)           --
  Loss from discontinued operations, net of tax -- Other....         --         (0.03)        (0.03)
                                                               --------      --------      --------
    Net income per common share-basic.......................   $   1.56      $   0.39      $   0.30
                                                               ========      ========      ========
Weighted average shares used in computing basic income per
  common share..............................................     30,843        30,594        30,061
                                                               ========      ========      ========
Net income per common share-diluted:
  Income from continuing operations.........................   $   1.36      $   0.49      $   0.36
  (Loss) income from discontinued operations, net of
    tax -- Patient1.........................................         --         (0.04)         0.01
  Gain on sale of Patient1, net of tax......................       0.11          0.32            --
  Loss from discontinued operations, net of
    tax -- Business1........................................      (0.01)        (0.11)        (0.06)
  Loss on sale of Business1, net of tax.....................         --         (0.26)           --
  Loss from discontinued operations, net of tax -- Other....         --         (0.03)        (0.03)
                                                               --------      --------      --------
    Net income per common share-diluted.....................   $   1.46      $   0.37      $   0.28
                                                               ========      ========      ========
Weighted average shares used in computing diluted income per
  common share..............................................     33,082        32,661        31,966
                                                               ========      ========      ========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2004        2003        2002
                                                             ---------   ---------   --------
                                                                      (IN THOUSANDS)
Cash Flows From Operating Activities:
  Net income...............................................  $  48,158   $  11,989   $  8,989
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization.........................     15,456      16,509     18,744
     Loss from discontinued operations.....................        465      14,305      2,501
     Gain on sale of Patient1..............................     (3,784)    (10,417)        --
     Amortization of deferred financing costs..............      1,275       1,269      1,403
     Loss on extinguishment of debt........................      5,896       6,255         --
     Changes in assets and liabilities, excluding effects
       of acquisitions and divestitures:
       Restricted cash.....................................         --       4,162        337
       Accounts receivable, billed.........................     (1,303)     (4,370)      (552)
       Accounts receivable, unbilled.......................        275         129       (238)
       Accounts payable....................................     (1,315)      3,062     (2,446)
       Accrued compensation................................     (3,502)     (1,639)    (1,144)
       Accrued expenses....................................     (1,158)     (7,177)     1,676
       Deferred tax asset..................................    (28,115)         --         --
       Deferred revenue....................................      3,793       1,962        231
       Other, net..........................................     12,783      (7,568)    (6,323)
                                                             ---------   ---------   --------
       Net cash provided by continuing operations..........     48,924      28,471     23,178
       Net cash used for discontinued operations...........       (434)    (10,419)    (1,283)
                                                             ---------   ---------   --------
          Net cash provided by operating activities........     48,490      18,052     21,895
                                                             ---------   ---------   --------
Cash Flows From Investing Activities:
  Purchases of property and equipment......................     (6,337)     (6,367)    (6,471)
  Software development costs...............................     (6,681)     (3,976)    (3,425)
  Net proceeds from sale of Patient1 and Business1, net of
     tax...................................................      3,654      27,925         --
  Acquisition, net of cash acquired........................     (1,141)         --     (1,561)
  Other....................................................        (76)        (55)       (29)
                                                             ---------   ---------   --------
          Net cash (used for) provided by continuing
            operations.....................................    (10,581)     17,527    (11,486)
          Net cash used for discontinued operations........         --      (2,288)    (4,172)
                                                             ---------   ---------   --------
          Net cash (used for) provided by investing
            activities.....................................    (10,581)     15,239    (15,658)
                                                             ---------   ---------   --------
Cash Flows From Financing Activities:
  Proceeds from borrowings.................................    125,000     125,000         --
  Treasury stock purchase..................................    (24,999)         --         --
  Proceeds from the exercise of stock options..............      7,398       7,969      1,071
  Debt issuance costs......................................     (6,378)     (9,797)        --
  Payments of debt.........................................   (121,875)   (178,145)       (94)
  Capital contribution (see Note 1)........................         --          --      1,969
  Other....................................................         96         205      1,058
                                                             ---------   ---------   --------
          Net cash (used for) provided by financing
            activities.....................................    (20,758)    (54,768)     4,004
                                                             ---------   ---------   --------
Cash and Cash Equivalents:
  Net change...............................................     17,151     (21,477)    10,241
  Balance at beginning of period...........................     25,271      46,748     36,507
                                                             ---------   ---------   --------
  Balance at end of period.................................  $  42,422   $  25,271   $ 46,748
                                                             =========   =========   ========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                            DEFERRED     ACCUMULATED
                                                                                             STOCK          OTHER
                          COMMON   COMMON   PAID-IN               ACCUMULATED   TREASURY   UNIT PLAN    COMPREHENSIVE
                          SHARES   STOCK    CAPITAL    WARRANTS     DEFICIT      STOCK     OBLIGATION   (LOSS)/INCOME
                          ------   ------   --------   --------   -----------   --------   ----------   -------------
                                                                (IN THOUSANDS)
BALANCE AT DECEMBER 31,
  2001..................  29,969    $300    $774,983    $1,495     $(826,264)   $     --     $   --         $(415)
Net income..............     --       --          --        --         8,989          --         --            --
Foreign currency
  translation
  adjustment............     --       --          --        --            --          --         --          (100)
TOTAL COMPREHENSIVE
  INCOME................
Exercise of stock
  options...............    194        2       1,069        --            --          --         --            --
Deferred stock unit plan
  activity..............     --       --          --        --            --      (1,045)     1,045            --
Capital contribution
  (see Note 1)..........     --       --       1,969        --            --          --         --            --
                          ------    ----    --------    ------     ---------    --------     ------         -----
BALANCE AT DECEMBER 31,
  2002..................  30,163     302     778,021     1,495      (817,275)     (1,045)     1,045          (515)
Net income..............     --       --          --        --        11,989          --         --            --
Foreign currency
  translation
  adjustment............     --       --          --        --            --          --         --            84
TOTAL COMPREHENSIVE
  INCOME................
Exercise of stock
  options...............  1,159       11       7,958        --            --          --         --            --
Tax effect of exercise
  of stock options......     --       --         318        --            --          --         --            --
Deferred stock unit plan
  activity..............     --       --          --        --            --        (258)       258            --
                          ------    ----    --------    ------     ---------    --------     ------         -----
BALANCE AT DECEMBER 31,
  2003..................  31,322     313     786,297     1,495      (805,286)     (1,303)     1,303          (431)
Net income..............     --       --          --        --        48,158          --         --            --
Foreign currency
  translation
  adjustment............     --       --          --        --            --          --         --           (53)
TOTAL COMPREHENSIVE
  INCOME................
Exercise of stock
  options...............  1,002       10       7,388        --            --          --         --            --
Tax effect of exercise
  of stock options......     --       --          68        --            --          --         --            --
Treasury stock
  purchase..............     --       --          --        --            --     (24,999)        --            --
Expiration of
  warrants..............     --       --       1,495    (1,495)           --          --         --            --
Other...................     --       --          15        --            --          --         --            --
Deferred stock unit plan
  activity..............     --       --          --        --            --        (208)       208            --
                          ------    ----    --------    ------     ---------    --------     ------         -----
BALANCE AT DECEMBER 31,
  2004..................  32,324    $323    $795,263    $   --     $(757,128)   $(26,510)    $1,511         $(484)
                          ======    ====    ========    ======     =========    ========     ======         =====


                               TOTAL
                           STOCKHOLDERS'
                          EQUITY (DEFICIT)
                          ----------------
                           (IN THOUSANDS)
BALANCE AT DECEMBER 31,
  2001..................      $(49,901)
Net income..............         8,989
Foreign currency
  translation
  adjustment............          (100)
                              --------
TOTAL COMPREHENSIVE
  INCOME................         8,889
Exercise of stock
  options...............         1,071
Deferred stock unit plan
  activity..............            --
Capital contribution
  (see Note 1)..........         1,969
                              --------
BALANCE AT DECEMBER 31,
  2002..................       (37,972)
Net income..............        11,989
Foreign currency
  translation
  adjustment............            84
                              --------
TOTAL COMPREHENSIVE
  INCOME................        12,073
Exercise of stock
  options...............         7,969
Tax effect of exercise
  of stock options......           318
Deferred stock unit plan
  activity..............            --
                              --------
BALANCE AT DECEMBER 31,
  2003..................       (17,612)
Net income..............        48,158
Foreign currency
  translation
  adjustment............           (53)
                              --------
TOTAL COMPREHENSIVE
  INCOME................        48,105
Exercise of stock
  options...............         7,398
Tax effect of exercise
  of stock options......            68
Treasury stock
  purchase..............       (24,999)
Expiration of
  warrants..............            --
Other...................            15
Deferred stock unit plan
  activity..............            --
                              --------
BALANCE AT DECEMBER 31,
  2004..................      $ 12,975
                              ========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The consolidated financial statements include the accounts of Per-Se Technologies, Inc. and its subsidiaries ("Per-Se" or the "Company"). All intersegment accounts have been eliminated. The Hospital Services division's revenue includes intersegment revenue for services provided to the Physician Services division, which has been eliminated in total consolidated revenue. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

     The consolidated financial statements of the Company have been presented to reflect the operations of the Hospital Services division's Patient1 clinical product line ("Patient1") and Business1-PFM patient accounting product line ("Business1") as discontinued operations. Patient1 was sold on July 28, 2003, and Business1 was sold effective January 31, 2004. Additionally, the activity related to the Medaphis Services Corporation ("MSC") and Impact Innovations Group ("Impact") businesses, which were sold in 1998 and 1999, respectively, are also reflected as discontinued operations for all periods presented. For more information about the Company's discontinued operations, refer to "Note
5 -- Discontinued Operations and Divestitures" in the Company's Notes to Consolidated Financial Statements.

     Recent Accounting Pronouncements. On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

     SFAS No. 123(R) must be adopted by the Company no later than July 1, 2005. The Company expects to adopt SFAS No. 123(R) on July 1, 2005. When the Company adopts SFAS No. 123(R), it may elect the modified prospective method or the modified retrospective method. The Company has not yet determined which method it will elect upon adoption.

     The Company currently accounts for share-based payments to employees using APB Opinion No. 25 and the intrinsic value method and, as a result, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the overall cash flow or financial position of the Company. The impact of adoption of SFAS No. 123(R) cannot be determined at this time because it will depend on levels of share-based payments granted in the future. Had the Company adopted SFAS No. 123(R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described below under Stock-Based Compensation Plans.

     In September 2004, the Emerging Issues Task Force ("EITF") reached a tentative conclusion on Issue Number 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share ("EITF No. 04-8"). The EITF concluded that contingently convertible debt instruments should be included in diluted earnings per share computations regardless of whether the market price trigger has been met. The effective date of this consensus is for periods ending after December 15, 2004. In November 2004, the Company exercised its irrevocable option to pay the principal of its Convertible Subordinated Debentures in cash and therefore, EITF No. 04-8 did not have any effect on the Company's Consolidated Statements of Income.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Bad debt estimates. The Company relies on estimates to determine the bad debt expense and the adequacy of the reserve for doubtful accounts receivable. These estimates are based on the historical experience of the Company and the industry in which it operates. If the financial condition of the Company's customers deteriorated, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company actively reviews its accounts receivable and does not believe actual results will vary materially from the Company's estimates.

     Accrued expenses. The Company relies on estimates to determine the amounts that are recorded in accrued expenses. Estimates of requirements for legal services and settlements expected to be incurred in connection with a loss contingency and to meet regulatory demands within the Company's business and industry are used to accrue legal expenses. Income tax accruals are estimated based on historical experience of the Company, prevailing tax rates and the current business environment. Restructuring and severance cost accruals are made using estimates of the costs required to effect the desired change within the Company.

     Revenue Recognition. The Company derives revenue from services and products delivered to the healthcare industry through its two operating divisions:

          Physician Services provides Connective Healthcare solutions that manage the revenue cycle for physician groups. The division provides outsourced revenue cycle management services that are targeted at hospital-affiliated and academic physician practices. Fees for these services are primarily based on a percentage of net collections on the Company's clients' accounts receivable. The division recognizes revenue and bills its customers when the customers receive payment on those accounts receivable. Contracts are typically multi-year in length and require no payment from the customer upon contract signing. Since this is an outsourced service delivered on the Company's proprietary technology, there are no license or maintenance fees to be paid by the physician group customers. The division also recognized approximately 4%, 5% and 5% of its revenue, (or 3%, 3% and 4% of total company revenue), on a monthly service fee and per-transaction basis from the MedAxxis product line, an application service provider ("ASP") physician practice management system, for the years ended December 31, 2004, 2003 and 2002, respectively. The Physician Services division does not rely, to any material extent, on estimates in the recognition of this revenue. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition ("SAB No. 104").

          Hospital Services provides Connective Healthcare solutions that improve revenue cycle and resource management for hospitals.

          Revenue cycle management solutions primarily include services that allow a hospital's central billing office to more effectively manage its cash flow. These services include electronic and paper transactions, such as claims processing, which can be delivered via the Web or through dedicated electronic data interfaces and high-speed print and mail services. Revenue related to these transaction services are billed and recognized when the services are performed on a per transaction basis. Contracts are typically multi-year in length. The division also recognizes revenue related to direct and indirect payments it receives from payers for the electronic transmission of transactions to the payers. The division recognizes revenue on these transactions at the time the electronic transactions are sent. Revenue is recognized in accordance with SAB No. 104.

          Resource management solutions include staff and patient scheduling software that enable hospitals to efficiently manage resources, such as personnel and the operating room, to reduce costs and improve their bottom line. The resource management software is sold as a one-time license fee

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES plus implementation services and an annual maintenance fee. Contracts are typically structured to require a portion of the license fee and implementation services to be paid periodically throughout the installation process, including a portion due upon signing. For software contracts that require the division to make significant production, modification or customization changes, the division recognizes revenue for the license fee and implementation services using the percentage-of-completion method over the implementation period. The Hospital Services division relies on estimates of work to be completed to determine the amount of revenue to be recognized related to each contract. Because estimates of the extent of completion that differ from actual results could affect revenue, the division periodically reviews the estimated hours or days to complete major projects and compares these estimates to budgeted hours or days to support the revenue recognized on that project. Approximately 8%, 9% and 9% of the division's revenue (or 2%, 2% and 2% of total Company revenue) was determined using percentage-of-completion accounting for the years ended December 31, 2004, 2003, and 2002, respectively.

          When the division receives payment prior to shipment or fulfillment of its significant obligations, the Company records such payments as deferred revenue and recognizes them as revenue upon shipment or fulfillment of significant obligations. An unbilled receivable is recorded when the division recognizes revenue on the percentage-of-completion basis prior to achieving a contracted billing milestone. Additionally, an unbilled receivable is recorded when revenue is earned, but the customer has not been invoiced due to the terms of the contract. For minor add-on software license sales where no significant customization remains outstanding, the fee is fixed, an agreement exists and collectibility is probable, the division recognizes revenue upon shipment. For software maintenance payments received in advance, the division defers and recognizes as revenue these payments ratably over the term of the maintenance agreement, which is typically one year. Revenue recognized on the percentage-of-completion basis is done so in accordance with AICPA Statement of Position ("SOP") 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts. Revenue recognized upon software shipment is done so in accordance with SOP 97-2, Software Revenue Recognition ("SOP 97-2").

          For arrangements that include one or more elements, or multiple-element arrangements, to be delivered at a future date, revenue is recognized in accordance with SOP 97-2 as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 97-2, as amended, requires the Company to allocate revenue to each element in a multiple-element arrangement based on the element's respective vendor-specific objective evidence, or VSOE, of fair value. Where VSOE does not exist for all delivered elements (typically software license fees) revenue from multiple-element arrangements is recognized using the residual method. Under the residual method, if VSOE of the fair value of the undelivered elements exists, the Company defers revenue recognition of the fair value of the undelivered elements. The remaining portion of the arrangement fee is then recognized either by using the percentage-of-completion method if significant production, modification or customization is required or upon delivery, assuming all other conditions for revenue recognition have been satisfied. VSOE of fair value of maintenance services is based upon the amount charged for maintenance when purchased separately, which is the renewal rate. Maintenance services are typically stated separately in an arrangement. VSOE of fair value of professional services (i.e., implementation and consulting services not essential to the functionality of the software) is based upon the price charged when professional services are sold separately and is based on an hourly rate for professional services.

     Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with an initial maturity of no more than three months at the date of purchase.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Restricted Cash. At December 31, 2004, and 2003, restricted cash primarily represents amounts collected on behalf of certain Physician Services and Hospital Services clients, a portion of which is held in trust until it is remitted to such clients.

     Fair Value of Financial Instruments. The carrying amount of all of the Company's financial instruments approximates fair value. Additionally, the Company had unused letters of credit in the amount of $2.8 million and $3.2 million at December 31, 2004, and 2003, respectively.

     Property and Equipment. Property and equipment, including equipment under capital leases, are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ten years for furniture and fixtures, three to ten years for equipment and twenty years for buildings. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease or the useful life of the asset, whichever period is shorter. The Company recorded depreciation expense of approximately $7.8 million, $9.4 million and $10.9 million in 2004, 2003 and 2002, respectively.

     Goodwill. Goodwill represents the excess of the cost of businesses acquired and the value of their workforce in the Physician Services division in 1995 and the Hospital Services division from 1995 to 2001 over the fair market value of their identifiable net assets. The Company performs a periodic review of its goodwill and other indefinite lived intangible assets for impairment as of December 31 each year. The Company's initial impairment and periodic review of its goodwill and other indefinite lived intangible assets were based upon a discounted future cash flow analysis that included revenue and cost estimates, market growth rates and appropriate discount rates. As of December 31, 2004, and 2003, the Company did not identify an impairment of goodwill or indefinite-lived intangible assets as a result of the review.

     Trademarks. Trademarks represent the value of the trademarks acquired in the Hospital Services division from 2000 to 2001. The Company expects the trademarks to contribute to cash flows indefinitely and therefore deems the trademarks to have indefinite useful lives.

     Client Lists. Client lists represent the value of clients acquired in the Physician Services division from 1992 to 1996 and the Hospital Services division from 1995 to 2004. The Company amortizes client lists over their estimated useful lives, which range from five to ten years.

     Developed Technology. Developed technology represents the value of the systems acquired in the Hospital Services division from 2000 to 2001. The Company amortizes these intangible assets over their estimated useful lives of five years.

     Software Development Costs. Software development includes costs incurred in the development or the enhancement of software in the Physician Services and Hospital Services divisions for resale or internal use.

     Software development costs, related to external use software, are capitalized upon the establishment of technological feasibility for each product and capitalization ceases when the product or process is available for general release to customers. Technological feasibility is established when all planning, designing, coding and testing activities required to meet a product's design specifications are complete. The Company amortizes external use software development costs over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or the straight-line method over the estimated economic lives of the assets, which are generally three to five years. The Company monitors the net realizable value of all capitalized external use software development costs to ensure that it can recover its investment through margins from future sales.

     Software development costs, related to internal use software, are capitalized after the preliminary project stage is complete, when management with the relevant authority authorizes and commits to the funding of the software project, when it is probable that the project will be completed and when the

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES software will be used to perform the function intended. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use. The Company expenses software development costs, related to internal use software, as incurred during the planning and post-implementation phases of development. The Company amortizes internal-use software on a straight-line basis over its estimated useful life, generally five years.

     Research and Development Costs. The Company expenses research and development costs as incurred. The Company recorded research and development costs of approximately $8.3 million, $8.0 million and $10.1 million in 2004, 2003 and 2002, respectively. These amounts are included in Selling, General and Administrative expenses in the Company's Consolidated Statements of Income.

     Advertising Costs. The Company expenses advertising costs as incurred. The Company recorded advertising costs of approximately $0.7 million, $0.7 million and $0.3 million in 2004, 2003 and 2002, respectively.

     Shipping and Postage Costs. The Company expenses shipping and postage costs as incurred. These costs are primarily incurred related to providing print and mail services to customers, which are billed to the customer and included in revenue. The Company recorded shipping and postage costs of approximately $23.8 million, $19.3 million and $20.5 million in 2004, 2003 and 2002, respectively. These amounts are included in Cost of Services in the Company's Consolidated Statements of Income.

     Stock-Based Compensation Plans. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The annual disclosure requirements of SFAS No. 148 were adopted by the Company on January 1, 2003. As previously discussed, SFAS No. 123(R) was issued on December 16, 2004, with an effective date of no later than July 1, 2005. The Company expects to adopt SFAS 123(R) on July 1, 2005.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     At December 31, 2004, the Company has four stock-based compensation plans described more fully in Note 14. The Company accounts for its stock-based compensation plans under APB Opinion No. 25. No stock-based compensation cost is reflected in the Company's Consolidated Statement of Income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            2004      2003      2002
                                                           -------   -------   ------
                                                                 (IN THOUSANDS,
                                                             EXCEPT PER SHARE DATA)
Net income as reported...................................  $48,158   $11,989   $8,989
Deduct: total stock-based employee compensation expense
  determined under fair value based method for all
  awards, net of related tax effects.....................   (4,334)   (4,210)  (5,288)
                                                           -------   -------   ------
Pro forma net income.....................................  $43,824   $ 7,779   $3,701
                                                           =======   =======   ======
Net income per common share:
  Basic -- as reported...................................  $  1.56   $  0.39   $ 0.30
                                                           =======   =======   ======
  Basic -- pro forma.....................................  $  1.42   $  0.25   $ 0.12
                                                           =======   =======   ======
  Diluted -- as reported.................................  $  1.46   $  0.37   $ 0.28
                                                           =======   =======   ======
  Diluted -- pro forma...................................  $  1.32   $  0.24   $ 0.12
                                                           =======   =======   ======

     Legal Costs. The Company expenses ordinary legal and administrative fees, costs and expenses as incurred. Legal and administrative fees, costs, expenses, damages or settlement losses for specific legal matters that the Company determines to be probable are accrued at such time when they are reasonably estimable.

     Income Taxes. The Company recognizes deferred income taxes for the tax consequences of "temporary differences" between financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company determines deferred tax assets and liabilities by reference to the tax laws and changes to such laws. Management includes the consideration of future events in assessing the likelihood that the Company will realize tax benefits. See Note 16 where the Company discusses the realizability of the deferred tax assets.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Net Income Per Share. Net income per common share-basic is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Net income per common share-diluted reflects the potential dilution that could occur from common shares issuable through stock options and warrants. The following sets forth the computation of basic and diluted net income per common share (in thousands, except per share data):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2004      2003      2002
                                                          -------   -------   -------
Net income..............................................  $48,158   $11,989   $ 8,989
                                                          =======   =======   =======
Common shares outstanding:
  Shares used in computing net income per common
     share-basic........................................   30,843    30,594    30,061
  Effect of potentially dilutive stock options and
     warrants...........................................    2,239     2,067     1,905
                                                          -------   -------   -------
  Shares used in computing net income per common share-
     diluted............................................   33,082    32,661    31,966
                                                          =======   =======   =======
Net income per common share:
  Basic.................................................  $  1.56   $  0.39   $  0.30
                                                          =======   =======   =======
  Diluted...............................................  $  1.46   $  0.37   $  0.28
                                                          =======   =======   =======

     Options and warrants to purchase 1.6 and 2.5 million shares of common stock outstanding during 2004 and 2003, respectively, were excluded from the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares, and therefore, the effect would have been antidilutive.

     Capital Contribution. The Company recorded an approximately $2 million capital contribution paid to the Company in November 2002 as a result of recovering short-swing profits from an outside stockholder in accordance with
Section 16(b) of the Securities Exchange Act of 1934. Section 16(b) provides that any profit realized by an insider (defined as an officer, director or principal stockholder of an issuer) from any purchase and sale, or any sale and purchase, of an equity security of the issuer within any period of less than six months are recoverable by the issuer, irrespective of the intention of the insider in entering into such transaction.

     Foreign Currency Translation and Comprehensive (Loss) Income. The functional currency of the Company's operations outside of the United States is the local country's currency. Consequently, assets and liabilities of operations outside the United States are translated into dollars using exchange rates at the end of each reporting period. Revenue and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported in accumulated other comprehensive (loss) income. For the years ended December 31, 2004, 2003 and 2002, the only component of other comprehensive loss is the net foreign currency translation, which was ($0.1) million, $0.1 million and ($0.1) million, respectively.

     Guarantees. In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"). FIN No. 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN No. 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. FIN No. 45 does not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2004. Certain of the Company's sales agreements contain infringement indemnity provisions that are covered by FIN No. 45. Under these sales agreements, the Company agrees to defend and indemnify a customer in connection

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES with infringement claims made by third parties with respect to the customer's authorized use of the Company's products and services. The indemnity obligations contained in sales agreements generally have no specified expiration date and generally limit the award to the amount of fees paid. The Company has not previously incurred costs to settle claims or pay awards under these indemnification obligations. Also, the Company maintains membership in a group captive insurance company for its workers compensation insurance. The member companies agree to jointly insure the group's liability risks up to a certain threshold. As a member, the Company guarantees to pay an assessment, if an assessment becomes due, as a result of insured losses by its members. This guarantee will never exceed a percentage of the Company's loss funds (an amount that is based on the Company's insured five-year loss history). Based on the Company's historical experience, the Company does not anticipate such an assessment, however, the Company has issued letters of credit to the group captive insurance company. At December 31, 2004 and 2003, the Company had outstanding letters of credit to the group captive insurance company amounting to approximately $1.5 million and $0.9 million respectively. As a result, the Company's estimated fair value of the infringement indemnity provision obligations and the captive insurance guarantee is nominal.

     Related Party Transactions. In November 2000, pursuant to the employment agreement between the Company and Philip M. Pead, the Company's Chairman of the Board, Chief Executive Officer, and President, the Company entered into a promissory note agreement with Mr. Pead for $250,000. This amount is included in Other assets in the accompanying consolidated balance sheets at December 31, 2004 and 2003. The loan is secured by an aggregate of 74,000 shares of Common Stock, which Mr. Pead purchased in the open market with the proceeds of the note, and is payable in full upon the earlier to occur of the termination of Mr. Pead's employment or the sale of all or any part of those shares. Any overdue payment on the loan bears interest at a rate equal to the rate of interest then imputed by the Internal Revenue Service plus 4% per annum, or the maximum rate permitted by law, whichever is lower. Because the shares were purchased in the open market by Mr. Pead, and the note only bears interest in the event of an overdue payment, the Company did not record any compensation expense associated with this arrangement at inception, and has not recorded any compensation expense in any subsequent period.

2.  OTHER EXPENSES

  ADDITIONAL PROCEDURES

     As a result of allegations of improprieties made during 2003 and 2004, the Company's external auditors advised the Company and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, Consideration of Fraud in a Financial Statement Audit, that became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive. The additional procedures included the review of certain of the Company's revenues, expenses, assets and liabilities accounts for the years 2001 through 2003.

     The Company recorded costs related to the additional procedures totaling approximately $6.3 million during the year ended December 31, 2004, and included these costs in other expenses in the Company's Consolidated Statements of income. In Note 18, these expenses are classified in the Corporate segment.

  GAIN ON SETTLEMENT WITH LLOYD'S

     On May 10, 2004, the Company reached a settlement with the Company's former insurance carrier, Certain Underwriters at Lloyd's of London (collectively "Lloyd's"). On July 7, 2004, pursuant to the settlement, as amended, Lloyd's paid the Company $16.2 million in cash. As of the payment date, the Company had an approximately $14.7 million receivable from Lloyd's and recognized a gain of approximately $1.5 million on the settlement for the year ended December 31, 2004.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

  EXECUTIVE OFFICE RELOCATION

     On July 30, 2004, the Company relocated its principal executive office to Alpharetta, Georgia. The Company entered into a noncancelable operating lease for that office space commencing July 1, 2004, which will expire in June 2014. While the new landlord will assume the payments for the lease of the Company's former corporate office space, the Company recorded a non-cash expense related to the lease expense of approximately $1.0 million upon its exit of the former office facility. Amounts received from the landlord are considered incentives, which were recorded as a liability and are being amortized over the lease term.

  OTHER

     In 2003, the Company recorded net expenses of $0.5 million for severance costs related to the realignment of the Company into the Physician Services and Hospital Services divisions. Additionally in 2003, the Company incurred approximately $0.3 million of restructuring expenses related to the realignment of the Company into the Physician Services and Hospital Services divisions.

3.  PHYSICIAN SERVICES AGREEMENT

     The Physician Services division signed an agreement ("the Agreement") in 2004 with a customer to provide physician practice management services. Under the Agreement, Physician Services and the customer agreed to certain performance goals. The performance goals will be measured on an interim basis through February 28, 2009. At each interim measurement period, Physician Services will determine if the performance goals for that period have been achieved.

     If Physician Services achieves the performance goal for an interim measurement period, Physician Services will recognize revenue as a percentage of the customer's net collections pursuant to its standard revenue recognition practice. If the Physician Services division does not achieve the performance goal for an interim measurement period, revenue will not be recognized to the extent the goal is not achieved.

4.  ACQUISITIONS

     On May 28, 2004, the Company entered into a five-year contract to provide print and mail services for a new customer. As part of the transaction, the Company purchased substantially all of the production assets and personnel of that customer's hospital and physician patient statement and paper claims print and mail business for cash consideration of approximately $1.1 million. In addition, the Company recorded acquisition liabilities of approximately $1.0 million associated with the transaction.

     The Company recorded the acquisition using the purchase method of accounting and, accordingly, has preliminarily allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $1.9 million of the purchase price was allocated to a finite-lived intangible asset with a five-year life. The remaining $0.2 million of the purchase price was allocated to tangible assets acquired. The operating results of the acquisition are included in the Company's Consolidated Statements of Income from the date of acquisition in the Hospital Services division. The Company has not yet obtained all the information related to acquisition liabilities required to finalize the purchase price allocation.

     The pro-forma impact of this acquisition was immaterial to the financial statements of the Company and therefore has not been presented.

     On April 27, 2001, the Company acquired all of the assets of Virtual Information Systems, Inc. ("VIS") for consideration of $7.0 million in cash. The purchase agreement also provided for a purchase price adjustment of up to $1.5 million payable in cash should VIS meet certain financial targets over the

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES twelve months following the date of acquisition. As of December 31, 2001, the Company had recorded the purchase price adjustment of $1.5 million. During the first quarter of 2002, VIS met the financial targets in the purchase agreement and accordingly, on May 10, 2002, the payment for the purchase price adjustment of $1.5 million was made. VIS' core product, Virtual Processing Systems, is an automated remittance processing solution for hospitals, which ensures accurate and efficient processing of cash collections and payment of denial management codes.

     On February 9, 2000, the Company acquired the outstanding capital stock of Knowledgeable Healthcare Solutions, Inc. ("KHS") for consideration of $3.1 million, consisting of $1.1 million cash and approximately 236,000 shares, or $2.0 million, of the Company's Common Stock. In addition, the purchase agreement provided for a purchase price adjustment of up to $6.0 million, which was recorded in December 2000, payable in cash and the Company's Common Stock, should KHS meet certain operational targets over the three years from the date of acquisition.

     The Company recorded the KHS acquisition using the purchase method of accounting and, accordingly, allocated the purchase price to the assets acquired and the liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $8.9 million of the purchase price was allocated to goodwill and prior to adoption of SFAS No. 142, Goodwill and Other Intangible Assets, a portion of which was being amortized using the straight-line method over five years. In February 2003, the Company determined that KHS would not meet its purchase agreement operational targets and reduced the purchase price allocation to goodwill by approximately $5.9 million.

5.  DISCONTINUED OPERATIONS AND DIVESTITURES

     In June 2003, the Company announced that it agreed to sell Patient1 to Misys Healthcare Systems, a division of Misys plc ("Misys") for $30 million in cash. Patient1 was the Company's only clinical product line, and its sale allowed the Company to better focus on optimizing reimbursement and improving administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003, and the Company recognized a gain on the sale of Patient1 of approximately $10.4 million, net of taxes of approximately $0.5 million, subject to closing adjustments. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. The Company and Misys entered into binding arbitration regarding the final closing adjustments, and on May 21, 2004, the arbitrator awarded the Company approximately $4.3 million. On June 1, 2004, the Company received payment of approximately $4.5 million, which included interest of approximately $0.2 million. The Company recognized an additional gain on sale of approximately $3.8 million, net of taxes of approximately $0.2 million, in 2004.

     In September 2003, the Company initiated a process to sell Business1. As with the sale of Patient1, the discontinuance of Business1 allowed the Company to focus resources on solutions that provide meaningful, strategic returns for the Company, its customers and its shareholders. Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), the Company wrote down the net assets of Business1 to fair market value, less costs to sell, and incurred an $8.5 million expense. The Company completed the sale of Business1 effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing or through December 31, 2004.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Summarized operating results for the discontinued operations are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------------------
                                           2004                            2003                             2002
                               ----------------------------   ------------------------------   ------------------------------
                               PATIENT1   BUSINESS1   TOTAL   PATIENT1   BUSINESS1    TOTAL    PATIENT1   BUSINESS1    TOTAL
                               --------   ---------   -----   --------   ---------   -------   --------   ---------   -------
                                                                       (IN THOUSANDS)
Revenue......................    $ --       $ 106     $ 106   $15,247     $   474    $15,721   $25,855     $ 2,498    $28,353
                                 ====       =====     =====   =======     =======    =======   =======     =======    =======
(Loss) income from
  discontinued operations
  before income taxes........    $(18)      $(303)    $(321)  $(1,270)    $(3,589)   $(4,859)  $   888     $(1,921)   $(1,033)
Income tax expense...........      --          --        --        46          --         46       443          --        443
                                 ----       -----     -----   -------     -------    -------   -------     -------    -------
(Loss) income from
  discontinued operations,
  net of tax.................    $(18)      $(303)    $(321)  $(1,316)    $(3,589)   $(4,905)  $   445     $(1,921)   $(1,476)
                                 ====       =====     =====   =======     =======    =======   =======     =======    =======

     The assets and liabilities for the discontinued operations at December 31, 2003, were $129,000 and $422,000, respectively. There were no assets and liabilities for the discontinued operations at December 31, 2004.

     On November 30, 1998, the Company completed the sale of its MSC business segment. In 1999, the Company completed the sale of both divisions of its Impact business segment.

     In October of 2001, the Company received $1.0 million in cash from the buyer of the government division of Impact when the term of the purchase agreement escrow expired. This amount was recognized through discontinued operations. In May of 2001, the Company received an insurance settlement related to a matter filed against the commercial division of Impact of approximately $3.0 million, which was recognized through discontinued operations. The Company continues to pursue claims against a former vendor of this division for damages incurred in this matter.

     For the year ended December 31, 2002, the Company expensed $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO Group, Inc. ("NCO"), the buyer of the Company's MSC division. When NCO bought MSC, the Company agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and the Company agreed to reimburse NCO for a portion of those damages, in satisfaction of the Company's indemnification obligation. The Company paid NCO $0.3 million, including interest of approximately $0.1 million, on September 16, 2002, and 2004. The Company intends to pay the remaining balance of $0.2 million, plus interest at the then-current prime rate, to NCO, in the third quarter of 2005.

     The limited periods of time for which the Company agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

     During the years ended December 31, 2004, 2003 and 2002, the Company also incurred expenses of approximately $14,000, $0.9 million and $0.3 million, respectively, which were primarily legal costs, associated with MSC and Impact. Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

     The net operating results of these segments have been reported in the Consolidated Statements of Income as "(Loss) income from discontinued operations, net of tax -- Other" and the net cash flows have

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES been reported in the Consolidated Statements of Cash Flows as "Net cash used for discontinued operations."

6.  RESTRUCTURING EXPENSES

     In early 1995, the Company initiated a reengineering program focused upon its billing and accounts receivable management operations (the "Reengineering Project"). As part of the Physician Services Restructuring Plan, the Company recorded restructuring reserves in 1995 through 1996. In 1996, the Company abandoned its Reengineering Project. The Company periodically reevaluates the adequacy of the reserves established for the Physician Services Restructuring Plan. In 1997 and 1999 the Company recorded an additional expense of $1.7 million and $0.3 million, respectively, for lease termination costs.

     A description of the type and amount of restructuring costs, recorded at the commitment date and subsequently incurred for the restructurings discussed above, is as follows:

                                     RESERVE       COSTS       RESERVE        COSTS       RESERVE        COSTS       RESERVE
                                     BALANCE      PAID OR      BALANCE       PAID OR      BALANCE       PAID OR      BALANCE
                                    JANUARY 1,   OTHERWISE   DECEMBER 31,   OTHERWISE   DECEMBER 31,   OTHERWISE   DECEMBER 31,
                                       2002       SETTLED        2002        SETTLED        2003        SETTLED        2004
                                    ----------   ---------   ------------   ---------   ------------   ---------   ------------
                                                                          (IN THOUSANDS)
Lease termination costs...........    $2,338       $(358)       $1,980        $(550)       $1,430        $(326)       $1,104

     The terminated leases have various expiration dates through 2011. The estimated lease termination costs to be incurred within the next 12 months are classified in Accrued expenses in the Company's Consolidated Balance Sheets. The estimated lease termination costs to be incurred beyond the next 12 months are classified in Other obligations in the Company's Consolidated Balance Sheets.

7.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Land........................................................  $     590   $     590
Buildings...................................................      2,751       2,751
Furniture and fixtures......................................     14,876      15,886
Equipment...................................................    106,539     110,443
Equipment under capital leases..............................        625          --
Leasehold improvements......................................      6,250       6,101
                                                              ---------   ---------
                                                                131,631     135,771
Less accumulated depreciation...............................   (116,119)   (119,337)
                                                              ---------   ---------
                                                              $  15,512   $  16,434
                                                              =========   =========

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

8.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Goodwill....................................................  $ 39,057   $ 39,057
Client lists................................................    46,181     44,308
Developed technology........................................     4,616      4,616
Trademarks..................................................     1,316      1,316
Software development costs..................................    25,794     19,112
                                                              --------   --------
                                                               116,964    108,409
Less accumulated amortization...............................   (63,631)   (56,073)
                                                              --------   --------
                                                              $ 53,333   $ 52,336
                                                              ========   ========

     On May 28, 2004, the Company entered into a five-year contract to provide print and mail services for a new customer. As part of the transaction, the Company purchased substantially all of the production assets and personnel of that customer's hospital and physician patient statement and paper claims print and mail. The Company recorded the acquisition using the purchase method of accounting and, accordingly, has preliminarily allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $1.9 million of the purchase price was allocated to a finite-lived intangible asset with a five-year life.

     Expenditures on capitalized software development costs were approximately $6.7 million, $4.0 million and $3.4 million in 2004, 2003 and 2002, respectively. Amortization expense related to the Company's capitalized software costs totaled $2.6 million, $2.1 million and $2.0 million in 2004, 2003 and 2002, respectively. The unamortized balance of software development costs at December 31, 2004 and 2003 was $11.2 million and $6.9 million, respectively. The Company amortizes software development costs using the straight-line method over the estimated useful lives of the assets, which are generally three to five years.

     The acquisition related intangible asset amortization expense estimated as of December 31, 2004, for the five years following 2004 and thereafter is as follows (in thousands):

2005........................................................   $4,352
2006........................................................    1,196
2007........................................................      776
2008........................................................      776
2009........................................................      559
Thereafter..................................................      370
                                                               ------
                                                               $8,029
                                                               ======

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

9.  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Accrued restructuring and severance costs, current..........  $   262    $   357
Accrued legal and accounting costs..........................    3,494      4,032
Accrued legal settlements -- Lloyd's related................      400      5,200
Accrued taxes...............................................    1,301      1,869
Funds due clients...........................................    3,107      3,026
Accrued costs of businesses acquired........................      502        159
Other.......................................................    5,562      4,825
                                                              -------    -------
                                                              $14,628    $19,468
                                                              =======    =======

10.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Term Loan B due September 11, 2008, weighted average
  interest rate of 5.73% in 2003............................  $     --   $121,875
3.25% Convertible Subordinated Debentures due 2024..........   125,000         --
Capital lease obligations, weighted average effective
  interest rate of 3.1% in 2004.............................       625         --
                                                              --------   --------
                                                               125,625    121,875
Less current portion........................................       (98)   (12,500)
                                                              --------   --------
                                                              $125,527   $109,375
                                                              ========   ========

     On February 20, 1998, the Company issued $175 million of 9 1/2 Senior Notes due 2005 (the "Notes"). On March 17, 2003, the Company repurchased $15.0 million of the Notes at par plus accrued interest of approximately $0.1 million. The Company wrote off approximately $0.2 million of deferred debt issuance costs associated with the original issuance of the Notes related to this repurchase, which is included in loss on extinguishment of debt in the Company's Consolidated Statements of Income for the year ended December 31, 2003.

     On August 12, 2003, the Company commenced a cash tender offer for its then-outstanding $160 million of Notes (the "Tender Offer"). On September 11, 2003, the Company repurchased $143.6 million of the Notes that were tendered at the redemption price of 102.625% of the principal amount, as required under the Indenture governing the Notes, and accrued interest of approximately $1.0 million. The remaining $16.4 million of the Notes were retired on September 18, 2003, through a call initiated by the Company on August 12, 2003, at the redemption price of 102.375% of the principal amount plus accrued interest of approximately $10,000 (the "Call"). The Company wrote-off approximately $1.4 million of deferred issuance costs associated with the original issuance of the Notes related to their retirement through the Tender Offer and the Call, which are included in loss on extinguishment of debt in the Company's Consolidated Statements of Income. In addition, the Company

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES incurred expenses associated with the retirement of the Notes of approximately $4.7 million, including the Tender Offer premium and the Call premium which are also included in loss on extinguishment of debt in the Company's Consolidated Statements of Operations.

     On September 11, 2003, the Company entered into a $175 million Credit Agreement (the "Credit Agreement"), consisting of a $125 million Term Loan B (the "Term Loan B") and a $50 million revolving credit facility (the "Revolving Credit Facility"). The Company had approximately $118.8 million outstanding under the Term Loan B as of June 30, 2004, under a LIBOR-based interest contract bearing interest at 5.36%. The Company has had no borrowings outstanding under the Revolving Credit Facility since its inception.

     On June 30, 2004, the Company issued $125 million aggregate principal amount of 3.25% Convertible Subordinated Debentures due 2024 (the "Debentures") to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended. As originally issued, the Debentures were convertible into shares of the Company's Common Stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount (a conversion price of approximately $17.85) once the Company's Common Stock share price reaches 130% of the conversion price, or a share price of approximately $23.20. In November 2004, the Company exercised its irrevocable option to pay the principal of Debentures submitted for conversion in cash. The Company will satisfy any amount above the conversion trigger price of $17.85 through the issuance of Common Stock. The Debentures mature on June 30, 2024, and are unsecured. Interest on the Debentures is payable semiannually at the rate of 3.25% per annum on June 30 and December 30 of each year, beginning on December 30, 2004. The Company may redeem the Debentures either in whole or in part beginning July 6, 2009. The holders may require the Company to repurchase the Debentures on June 30, 2009, 2014 and 2019 or upon a fundamental change, as defined in the Indenture governing the Debentures. The Company used the proceeds from issuance of the Debentures, together with cash on hand, to retire the $118.8 million outstanding under the Term Loan B, as well as to repurchase, for approximately $25 million, an aggregate of approximately 2.0 million shares of the Company's outstanding common stock, at the market price of $12.57 per share, in negotiated transactions concurrently with the Debentures offering. In addition, the Company incurred expenses associated with the retirement of the Term Loan B of approximately $5.9 million, which included the write-off of approximately $3.5 million of deferred debt issuance costs, and which is classified as loss on extinguishment of debt in the Company's Consolidated Statements of Income.

     In connection with the sale of the Debentures, the Company agreed to file with the SEC, within 90 days after the original issuance of the Debentures, a shelf registration statement with respect to the resale of the Debentures and the common stock issuable upon conversion of the Debentures. The Company agreed to use commercially reasonable efforts to cause the shelf registration statement to become effective within 210 days after the original issuance of the Debentures. On September 15, 2004, the Company filed the shelf registration statement with the SEC. On March 14, 2005, the shelf registration became effective. Since the Company was unable to cause the shelf registration statement to become effective within 210 days after original issuance of the Debentures, the Company is required to pay an additional 0.25% of interest on the Debentures from January 26, 2005, through the effective date of the shelf registration statement, March 14, 2005. The Company expects to pay approximately $42,000 of additional interest to holders of the Debentures for the period from January 26, 2005 through March 14, 2005.

     On June 30, 2004, the Company also amended the Revolving Credit Facility to increase its capacity from $50 million to $75 million, to extend its maturity to three years, and to lower the interest rate from LIBOR plus amounts ranging from 3.0% to 3.5% to LIBOR plus amounts ranging from 2.5% to 3.0%. The Company did not incur any borrowings under the Revolving Credit Facility in connection with the retirement of the Term Loan B or the share repurchase. The Company intends to use the Revolving Credit

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

Facility, as needed, for future investments in operations, including capital expenditures, strategic acquisitions, to secure its letters of credit, as needed, and other general corporate purposes. The Company has not incurred any borrowings under the Revolving Credit Facility as of December 31, 2004.

     All obligations under the Revolving Credit Facility are fully and unconditionally guaranteed, on a senior secured basis, jointly and severally by all of the Company's present and future domestic and material foreign subsidiaries (the "Subsidiary Guarantors"). The financial statements of the Subsidiary Guarantors have not been presented, as all subsidiaries, except for certain minor foreign subsidiaries, have provided guarantees, and the parent company does not have any significant operations or assets separate from its investment in those subsidiaries. Any non-guarantor subsidiaries are minor individually and in the aggregate to the Company's consolidated financial statements. There are no restrictions on the Subsidiary Guarantors that would prohibit the transfer of funds or assets to the parent company by dividend or loan.

     The Revolving Credit Facility contains financial and other restrictive covenants, including, without limitation, those restricting additional indebtedness, lien creation, dividend payments, asset sales and stock offerings, and those requiring a minimum net worth, maximum leverage and minimum fixed charge coverage, each as defined in the Revolving Credit Facility. The Company was in compliance with all applicable covenants as of December 31, 2004.

     The Company's policy is to amortize debt issuance costs using the straight-line method over the life of the debt agreement. Amortization expense related to debt issuance costs on the Notes, the Revolving Credit Facility, Credit Agreement and the Debentures for the years ended 2004, 2003, and 2002 were $1.3 million, $1.5 million and $1.4 million, respectively.

     The aggregate maturities of long-term debt, including capital leases, are as follows at December 31, 2004 (in thousands):

2005........................................................   $     98
2006........................................................        120
2007........................................................        124
2008........................................................        128
2009........................................................        132
Thereafter..................................................    125,023
                                                               --------
                                                               $125,625
                                                               ========

     The Company's capital leases consist principally of leases for equipment. As of December 31, 2004, the net book value of equipment subject to capital leases totaled $0.6 million.

11.  LEASE COMMITMENTS

     The Company leases office space and equipment under noncancelable operating leases, which expire at various dates through 2011. Rent expense was $14.1 million, $14.4 million and $14.8 million for the years ended December 31, 2004, 2003, and 2002, respectively.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

2005........................................................   $10,849
2006........................................................     7,530
2007........................................................     6,085
2008........................................................     4,257
2009........................................................     3,762
Thereafter..................................................     8,407
                                                               -------
                                                               $40,890
                                                               =======

12.  LEGAL MATTERS

  PENDING LEGAL MATTERS

     The Company is subject to claims, litigation and official billing inquiries arising in the ordinary course of its business. These matters include, but are not limited to, lawsuits brought by former customers with respect to the operation of the Company's business. The Company has also received written demands from customers and former customers that have not resulted in legal action. Within the Company's industry, federal and state civil and criminal laws govern medical billing and collection activities. These laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from federal and state healthcare payer programs.

     The Company believes that it has meritorious defenses to the claims and other issues asserted in pending legal matters; however, there can be no assurance that such matters or any future legal matters will not have an adverse effect on the Company. Amounts of awards or losses, if any, in pending legal matters have not been reflected in the financial statements unless probable and reasonably estimable.

  SETTLED LEGAL MATTERS

     On May 10, 2004, the Company reached a settlement with the Company's former insurance carrier, Lloyd's. In the settlement, Lloyd's agreed to pay the Company $20 million in cash by July 9, 2004. Lloyd's also agreed to defend, settle or otherwise resolve, at their expense, the two remaining pending claims covered under the errors and omissions ("E&O") policies issued to the Company by Lloyd's. In exchange, the Company provided Lloyd's with a full release of all E&O and directors and officers and company reimbursement ("D&O") policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     As of the settlement date, the Company had an $18.3 million receivable from Lloyd's, of which approximately $4.9 million represented additional amounts to be paid by the Company under prior E&O settlements covered by Lloyd's. Effective on May 12, 2004, as a result of negotiations among the Company, Lloyd's, and a party to a prior E&O settlement with the Company, the Lloyd's settlement was amended to reduce by $3.8 million the additional amounts to be paid by the Company under the prior E&O settlements covered by Lloyd's. This amendment reduced the amount of cash payable by Lloyd's to the Company in the settlement from $20 million to $16.2 million, and reduced the amount of the Company's receivable from Lloyd's by $3.8 million. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's paid the Company $16.2 million in cash. As of the payment date, the Company had an approximately $14.7 million receivable from Lloyd's and recognized a gain of approximately $1.5 million on the settlement in the year ended December 31, 2004.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

13.  STOCKHOLDERS' RIGHTS PLAN

     On January 21, 1999, the Board approved a stockholders' rights agreement (the "Rights Agreement"). Pursuant to the Rights Agreement, the Company declared a dividend of one right for each outstanding share of Common Stock to stockholders of record at the close of business on February 16, 1999. Each right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, at a purchase price of $75 per Unit.

     Initially, the rights are deemed to be attached to certificates representing all outstanding shares of Common Stock, and they are not represented by separate rights certificates. Subject to certain exceptions specified in the Rights Agreement, the rights will separate from the Common Stock and become exercisable upon the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days following the commencement of a tender offer for the Common Stock.

     In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock that the independent directors of the Company determine to be fair and otherwise in the best interests of the Company and its stockholders (after receiving advice from one or more investment banking firms), each holder of a right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right (i.e., $150 per Unit).

     Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Common Stock (or other consideration) of the Company, or for common stock of the acquiring company, or in the event of the redemption of the rights as set forth above. As of December 31, 2004 and 2003, no rights have become exercisable under this agreement.

     On May 4, 2000, the Company amended the Rights Agreement to provide that the meaning of the term "Acquiring Person" shall not include Basil P. Regan and Regan Partners, L.P. (collectively, "Regan Fund Management"), so long as Regan Fund Management does not become the beneficial owner of 20% or more of the outstanding shares of Common Stock. Effective March 6, 2002, the Company amended the Rights Agreement to rescind the May 4, 2000, amendment, thereby making Regan Fund Management subject to the 15% beneficial ownership threshold described above. On March 10, 2003, the Company amended the Rights Agreement to provide that the term "Acquiring Person" shall not include ValueAct Capital Partners, L.P. ("ValueAct Partners"), ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), ValueAct Capital International, Ltd. ("ValueAct International"), VA Partners, L.L.C. ("VA Partners"), Jeffrey W. Ubben, George F. Hamel, Jr., and Peter H. Kamin (ValueAct Partners, ValueAct Partners II, ValueAct International, VA Partners and Messrs. Ubben, Hamel and Kamin, and their affiliates, collectively, ("ValueAct"), so long as ValueAct does not become the Beneficial Owner of 20% or more of the then outstanding shares of Common Stock. As of December 31, 2004, and 2003, ValueAct was the beneficial owner of approximately 17.7% and 17.1%, respectively, of the outstanding shares of Common Stock.

     On February 18, 2005, the Company amended the Rights Agreement to remove
Section 23(c) thereof (the "slow hand" provision) in its entirety. Section 23(c) previously provided that if, within 180 days of a public announcement by a third party of an intent or proposal to engage in an acquisition of or business combination with the Company or otherwise to become an Acquiring Person there was an

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES election of directors resulting in a majority of the Board being comprised of persons who were not nominated by the Board in office immediately prior to such election, then following the effectiveness of such election, the rights could not be redeemed for a period of 180 days unless (1) the rights were otherwise then redeemable absent the provisions of paragraph 23(c) and (2) the Board fulfilled certain specified procedural obligations.

     This amendment also amended and restated Section 29 of the Rights Agreement to create a three-year independent director evaluation ("TIDE") Committee, consisting of independent members of the Board, that will review and evaluate the Rights Agreement at least once every three years to consider whether the maintenance of the Rights Agreement continues to be in the best interest of the Company, its stockholders and other relevant constituencies of the Company. The TIDE Committee may also review and evaluate the Rights Agreement if (1) any person has made an acquisition proposal to the Company or its stockholders, or taken any other action that could cause such person to become an Acquiring Person, and (2) a majority of the members of the TIDE Committee deems such review and evaluation appropriate after giving due regard to all relevant circumstances.

14.  COMMON STOCK OPTIONS AND STOCK AWARDS

     The Company has several stock option plans including a Non-Qualified Stock Option Plan, a Non-Qualified Stock Option Plan for Employees of Acquired Companies and a Non-Qualified Stock Option Plan for Non-Executive Employees. Options expire ten to eleven years after the date of grant and generally vest over a three-to-five year period. The total number of options available for future grant under these stock option plans was approximately 0.8 million at December 31, 2004.

     The Company also has a Non-Qualified Non-Employee Director Stock Option Plan (the "Director Plan") for non-employees who serve on the Company's Board of Directors. The Director Plan provides for an initial grant of 10,000 options at a strike price equal to the average of the fair market values for the five trading days prior to the date of the grant. Additionally, each non-employee director receives an annual grant of 10,000 options at each subsequent annual meeting in which the non-employee director is a member of the Board of Directors. All options granted under the Director Plan originally vested over a five-year period and expired eleven years from the date of grant. On April 1, 1999, the Director Plan was amended so that all future options granted under the Director Plan fully vest as of the date of grant but are not exercisable until one year after the date of grant. As of December 31, 2004, the Company had 148,543 options available for future grant under this plan.

     In June of 1999, in connection with the settlement with the former shareholders of Medical Management Sciences, Inc., the Company issued warrants to purchase 166,667 shares of Common Stock. These warrants expired unexercised on June 25, 2004.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Activity related to all stock option plans is summarized as follows (shares in thousands):

                                     2004                         2003                        2002
                          --------------------------   --------------------------   -------------------------
                                    WEIGHTED-AVERAGE             WEIGHTED-AVERAGE            WEIGHTED-AVERAGE
                          SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE    SHARES    EXERCISE PRICE
                          -------   ----------------   -------   ----------------   ------   ----------------
Options outstanding as
  of January 1..........    6,635        $ 8.94          7,319        $ 8.36         6,934        $8.07
Granted.................    1,532        $14.15            685        $11.66           890        $9.97
Exercised...............   (1,003)       $ 7.38         (1,159)       $ 6.87          (194)       $5.53
Canceled................     (580)       $11.16           (210)       $ 8.84          (311)       $8.35
                          -------                      -------                      ------
Options outstanding as
  of December 31........    6,584        $10.19          6,635        $ 8.94         7,319        $8.36
                          =======                      =======                      ======
Options exercisable as
  of December 31........    3,731        $ 9.16          3,838        $ 9.31         3,057        $9.76
                          =======                      =======                      ======
Weighted-average fair
  value of options
  granted during the
  year..................  $  5.50                      $  5.25                      $ 4.44
                          =======                      =======                      ======

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2004 (shares in thousands):

                                       OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                             ----------------------------------------   --------------------------
                                               WEIGHTED-
                                 NUMBER         AVERAGE     WEIGHTED-       NUMBER       WEIGHTED-
                             OUTSTANDING AT    REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
                              DECEMBER 31,    CONTRACTUAL   EXERCISE     DECEMBER 31,    EXERCISE
RANGE OF EXERCISE PRICES          2004           LIFE         PRICE          2004          PRICE
------------------------     --------------   -----------   ---------   --------------   ---------
$3.75 to $6.00.............      1,144           7.09        $ 5.49           866         $ 5.33
$6.02 to $9.19.............      2,493           7.06        $ 7.39         1,815         $ 7.42
$9.26 to $13.05............        949           8.81        $11.75           378         $10.96
$13.51 to $19.96...........      1,879           8.44        $14.93           553         $15.87
$21.19 to $22.31...........         62           4.05        $21.28            62         $21.28
$26.10 to $29.34...........         48           3.90        $28.83            48         $28.83
$30.00 to $135.00..........          9           1.92        $51.88             9         $51.88
                                 -----                                      -----
$3.75 to $135.00...........      6,584           7.65        $10.19         3,731         $ 9.16
                                 =====                                      =====

     The Company accounts for its stock-based compensation plans under APB No.
25. As a result, the Company has not recognized compensation expense for stock options granted to employees with an exercise price equal to the quoted market price of the Common Stock on the date of grant and that vest based solely on continuation of employment by the recipient of the option award. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the Company estimates the fair value of each option grant as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                              2004    2003    2002
                                                              -----   -----   -----
Expected life (years).......................................    4.5     5.0     4.7
Risk-free interest rate.....................................   3.60%   3.00%   3.55%
Dividend rate...............................................   0.00%   0.00%   0.00%
Expected volatility.........................................  54.31%  53.05%  54.65%

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Per-Se has never paid cash dividends on its Common Stock. The Credit Agreement entered into on September 11, 2003, as amended, contains restrictions on the Company's ability to declare or pay cash dividends on its Common Stock.

15.  DEFERRED STOCK UNIT PLAN

     Effective October 1, 2001, and approved by the stockholders at the annual meeting held on May 2, 2002, the Board of Directors adopted the Per-Se Technologies, Inc. Deferred Stock Unit Plan (the "Plan"). The purpose of the Plan is to further align the interests of the Company's non-employee directors and a select group of key employees of the Company (and its affiliates) with the interests of stockholders by encouraging additional ownership of the Common Stock. The Plan also provides the participants with an opportunity to defer taxation of income in consideration of the valuable services that they provide to the Company. Non-employee directors of the Company are automatically eligible to participate in the Plan. The Compensation Committee of the Board of Directors may select key employees of the Company from time to time as eligible participants. Currently, seven non-employee directors and six executives (including two employee directors) are eligible to participate in the Plan.

     Pursuant to the Plan, a non-employee director may elect to defer up to 100% of his Board and committee meeting fees and his annual retainer each year. Eligible employees may elect each year to defer up to 50% of their annual incentive bonus and receive an enhancement bonus equal to $0.25 for each dollar of compensation deferred. The Compensation Committee may also from time to time in its sole discretion designate such other enhancement bonus contributions as it deems appropriate. The cash amount of such deferrals and, in the case of employee participants, the enhancement bonuses will be converted to stock units, by dividing the amount to be deferred, plus any enhancement bonus, by the fair market value of the Common Stock on the date the amounts are credited to the participant's account.

     Participants are always fully vested in the stock units converted from deferrals of compensation. However, stock units that are converted from an enhancement bonus credited to an employee participant, and any related dividend equivalent stock units, will vest at the rate of 20% each year over a period of five years from the date of deferral of the related compensation. If a participant's employment is terminated for "cause" (as defined in the Plan) or if he or she resigns without "good reason" (as defined in the Plan) before the enhancement bonus stock units are vested, he or she will forfeit any such unvested stock units.

     For the years ended December 31, 2004 and 2003, the Plan purchased a total of 19,925 shares and 31,842 shares, respectively, of the Company's Common Stock at a total cost of approximately $0.3 million and $0.3 million, respectively. In accordance with EITF Issue No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested, and FASB Interpretation No. 46, Consolidation of Variable Interest Entities, these amounts and the Company's obligation are reflected as treasury stock and deferred compensation obligation, respectively, in the financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

16.  INCOME TAXES

     Income tax (benefit) expense attributable to continuing operations comprises the following:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          2004        2003        2002
                                                        ---------   ---------   --------
                                                                 (IN THOUSANDS)
Current:
  Federal.............................................  $     83    $   (701)   $    --
  State...............................................       (82)        728        800
  Foreign.............................................        13          --         --
                                                        --------    --------    -------
                                                              14          27        800
                                                        ========    ========    =======
Deferred:
  Federal.............................................     1,485       6,624      3,260
  State...............................................       879      10,869     (3,740)
Valuation (benefit) allowance.........................   (30,479)    (17,493)       480
                                                        --------    --------    -------
                                                         (28,115)         --         --
                                                        --------    --------    -------
Income tax (benefit) expense attributable to
  continuing operations...............................  $(28,101)   $     27    $   800
                                                        ========    ========    =======

     A reconciliation between the amount determined by applying the federal statutory rate to income before income taxes and income tax (benefit) expense is as follows:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          2004        2003        2002
                                                        ---------   ---------   --------
                                                                 (IN THOUSANDS)
Income tax expense at federal statutory rate..........  $  5,657    $  5,315    $ 3,764
State taxes, net of federal benefit...................       825         480        528
Change in tax rates...................................    (4,428)     10,869     (4,236)
Foreign taxes.........................................        13          --         --
Valuation allowance...................................   (30,479)    (17,493)       480
Other.................................................       311         856        264
                                                        --------    --------    -------
                                                        $(28,101)   $     27    $   800
                                                        ========    ========    =======

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. The components of deferred taxes at December 31, 2004 and 2003, are as follows:

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
CURRENT:
Accounts receivable, unbilled...............................  $     (91)  $    (654)
Accrued expenses............................................      5,336       4,886
Net operating loss carryforwards............................     12,799          --
Valuation allowance.........................................     (6,420)     (5,760)
Other.......................................................      1,175       1,528
                                                              ---------   ---------
                                                              $  12,799   $      --
                                                              =========   =========
NONCURRENT:
Net operating loss carryforwards............................  $ 138,512   $ 148,016
Valuation allowance.........................................   (131,008)   (161,565)
Depreciation and amortization...............................      7,316      12,157
Other.......................................................        496       1,392
                                                              ---------   ---------
                                                              $  15,316   $      --
                                                              =========   =========

     At December 31, 2004, the Company had federal net operating loss carryforwards ("NOLs") for income tax purposes of approximately $393.7 million, which consist of $347.9 million of consolidated NOLs and $45.8 million of separate return limitation year NOLs. The NOLs will expire at various dates from 2005 through 2024 as follows:

                                                                  AMOUNTS
                                                                 EXPIRING
                                                               -------------
                                                               (IN MILLIONS)
2005 to 2007................................................      $ 37.7
2008 to 2010................................................        69.1
2011 to 2014................................................       136.1
2015 to 2024................................................       150.8
                                                                  ------
                                                                  $393.7
                                                                  ======

     The Company has historically had a full valuation allowance against its deferred tax asset due to the uncertainty regarding its ability to generate sufficient future taxable income prior to the expiration of its NOLs. In the fourth quarter of 2004, the Company reassessed the valuation allowance previously established and determined that it was more likely than not that a portion of the deferred tax asset would be realized in the foreseeable future. This determination was based upon the Company's projection of taxable income for 2005 and 2006. As a result, the Company released a portion of the allowance resulting in an income tax benefit of $28.1 million for 2004. The Company will continue to assess the potential realization of the remaining deferred tax asset, and will adjust the valuation allowance in future periods, as appropriate.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

17.  EMPLOYEE BENEFIT PLANS

     The Company has various defined contribution plans whereby employees meeting certain eligibility requirements can make specified contributions to the plans. The Company matches a percentage of the employee contributions. The Company's contribution expense was $2.1 million, $1.8 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

18.  CASH FLOW INFORMATION

     Supplemental disclosures of cash flow information and non-cash investing and financing activities are as follows:

                                                            2004     2003      2002
                                                           ------   -------   -------
                                                                 (IN THOUSANDS)
Non-cash investing and financing activities:
  Additions to capital lease obligations.................  $  625   $    --   $    --
  Liabilities assumed in acquisitions....................     947        --        --
  KHS purchase price adjustment..........................      --        --    (5,789)
Cash paid for:
  Interest...............................................   5,686    18,296    16,829
  Extinguishment of debt.................................   6,378     5,412        --
  Income taxes...........................................     640       565       807

19.  SEGMENT REPORTING

     The Company's reportable segments are operating units that offer different services and products. Per-Se provides its services and products through its two operating divisions: Physician Services and Hospital Services.

     The Physician Services division provides Connective Healthcare services and solutions that manage the revenue cycle for physician groups. The division is the largest provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. The division recognizes revenue primarily on a contingency fee basis, which aligns the division's interests with the interests of the physician groups it services. The outsourced services business recognizes revenue as a percentage of the physician group's cash collections for the services performed. Since this is an outsourced service delivered on the Company's proprietary technology, license fees or maintenance fees are not required to be paid by the division's hospital-affiliated physician groups. The division also sells a physician practice management ("PPM") solution that is delivered via an ASP model. The PPM solution collects a monthly usage fee from the office-based physician practices using the system. The division's revenue model is 100% recurring in nature due to the transaction-based nature of its fee revenue in the outsourced services business and the monthly usage fee in the PPM business. The business of the Physician Services division is conducted by PST Services, Inc. a Georgia corporation d/b/a "Per-Se Technologies," which is a wholly owned subsidiary of the Company.

     The Hospital Services division provides Connective Healthcare solutions designed to increase revenue and decrease expenses for hospitals, with a focus on revenue cycle management and resource management. The division's revenue cycle management solutions enable a hospital's central billing office to improve its revenue cycle. The division has one of the largest clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle offering. The division also provides resource

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES management solutions that enable hospitals efficiently to manage resources, such as personnel and the operating room, to reduce costs and improve their bottom line. The division primarily recognizes revenue on a per-transaction basis for its revenue cycle management solutions and primarily recognizes revenue on a percentage-of-completion basis or upon software shipment for sales of its resource management software solutions. Approximately 88% of the division's revenue is recurring due to its transaction-based business and the maintenance revenue from its substantial installed base for the resource management software solutions. The business of the Hospital Services division is conducted by the following wholly owned subsidiaries of the Company: Per-Se Transaction Services, Inc., an Ohio corporation; Patient Account Management Services, Inc., an Ohio corporation; PST Products, LLC, a California limited liability company; and Knowledgeable Healthcare Solutions, Inc., an Alabama corporation. All of these subsidiaries do business under the name "Per-Se Technologies."

     The Company evaluates each segment's performance based on its segment operating income. Segment operating income is revenue less cost of services, selling, general and administrative expenses and other expenses.

     The Hospital Services segment revenue includes intersegment revenue for services provided to the Physician Services segment, which are shown as Eliminations to reconcile to total consolidated revenue.

     The Company's segment information from continuing operations is as follows:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         2004        2003        2002
                                                       ---------   ---------   ---------
                                                                (IN THOUSANDS)
Revenue:
  Physician Services.................................  $260,473    $251,251    $245,383
  Hospital Services..................................   105,923      97,240      92,854
  Eliminations.......................................   (13,605)    (13,322)    (12,673)
                                                       --------    --------    --------
                                                       $352,791    $335,169    $325,564
                                                       ========    ========    ========
Segment operating expenses:
  Physician Services.................................  $232,907    $221,895    $219,519
  Hospital Services..................................    82,600      74,671      74,014
  Corporate..........................................    21,955      15,417      14,816
  Eliminations.......................................   (13,605)    (13,322)    (12,673)
                                                       --------    --------    --------
                                                       $323,857    $298,661    $295,676
                                                       ========    ========    ========
Segment operating income:
  Physician Services.................................  $ 27,566    $ 29,356    $ 25,864
  Hospital Services..................................    23,323      22,569      18,840
  Corporate..........................................   (21,955)    (15,417)    (14,816)
                                                       --------    --------    --------
                                                       $ 28,934    $ 36,508    $ 29,888
                                                       ========    ========    ========
Interest expense.....................................  $  6,825    $ 14,646    $ 18,069
                                                       ========    ========    ========
Interest income......................................  $   (525)   $   (297)   $   (471)
                                                       ========    ========    ========
Loss on extinguishment of debt.......................  $  5,896    $  6,255    $     --
                                                       ========    ========    ========
Income before income taxes...........................  $ 16,738    $ 15,904    $ 12,290
                                                       ========    ========    ========

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         2004        2003        2002
                                                       ---------   ---------   ---------
                                                                (IN THOUSANDS)
Depreciation and amortization:
  Physician Services.................................  $  9,331    $ 10,475    $ 12,114
  Hospital Services..................................     5,661       5,270       5,694
  Corporate..........................................       464         764         936
                                                       --------    --------    --------
                                                       $ 15,456    $ 16,509    $ 18,744
                                                       ========    ========    ========
Capital expenditures and capitalized software
  development costs:
  Physician Services.................................  $  6,547    $  5,467    $  5,718
  Hospital Services..................................     5,667       4,655       3,809
  Corporate..........................................       804         221         369
                                                       --------    --------    --------
                                                       $ 13,018    $ 10,343    $  9,896
                                                       ========    ========    ========

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Identifiable Assets:
  Physician Services(1).....................................  $ 63,611   $ 63,648
  Hospital Services(1)......................................    59,964     58,026
  Corporate.................................................    79,116     50,281
  Discontinued operations...................................        --        129
                                                              --------   --------
                                                              $202,691   $172,084
                                                              ========   ========

---------------

(1) Identifiable assets in the Physician Services and Hospital Services divisions include approximately $8,936 and $23,613 of goodwill, respectively, for all periods presented.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

20.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                            QUARTER ENDED
                                           -----------------------------------------------
                                           MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                           --------   -------   ------------   -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
2004
Revenue..................................  $84,601    $88,141     $90,641        $89,408
Cost of services.........................   55,398     56,939      60,486         59,838
Income (loss) from continuing
  operations.............................    1,607     (1,387)      8,807         35,812
Discontinued operations, net of tax......     (580)     3,791        (107)           215
Net income...............................    1,027      2,404       8,700         36,027(1)
Net income (loss) per common
  share -- basic from continuing
  operations.............................     0.05      (0.04)       0.29           1.18
  Discontinued operations, net of tax,
     per common share....................    (0.02)      0.12          --           0.01
  Net income per common share -- basic...     0.03       0.08        0.29           1.19
  Shares used to compute net income per
     common share -- basic...............   31,531     31,530      30,088         30,238
Net income per common share -- diluted
  from continuing operations.............     0.05      (0.04)       0.27           1.10
  Discontinued operations, net of tax,
     per common share....................    (0.02)      0.12          --           0.01
  Net income per common
     share -- diluted....................     0.03       0.08        0.27           1.11
  Shares used to compute net income per
     common share -- diluted.............   34,200     31,530      32,168         32,511

                                                            QUARTER ENDED
                                           -----------------------------------------------
                                           MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                           --------   -------   ------------   -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
2003
Revenue..................................  $81,998    $85,456     $84,523        $83,192
Cost of services.........................   53,939     55,198      54,972         53,786
Income (loss) from continuing
  operations.............................    3,121      5,013        (120)         7,863
Discontinued operations, net of tax......   (1,284)    (1,932)        626         (1,298)
Net income...............................    1,837      3,081         506          6,565
Net income (loss) per common
  share -- basic from continuing
  operations.............................     0.10       0.16          --           0.25
  Discontinued operations, net of tax,
     per common share....................    (0.04)     (0.06)       0.02          (0.04)
  Net income per common share -- basic...     0.06       0.10        0.02           0.21
  Shares used to compute net income per
     common share -- basic...............   30,172     30,238      30,677         31,276
Net income per common share -- diluted
  from continuing operations.............     0.10       0.16          --           0.23
  Discontinued operations, net of tax,
     per common share....................    (0.04)     (0.06)       0.02          (0.04)
  Net income per common
     share -- diluted....................     0.06       0.10        0.02           0.19
  Shares used to compute net income per
     common share -- diluted.............   31,037     31,866      30,677         34,039

---------------

(1) Reflects the release of $28.1 million of the valuation allowance against the Company's deferred tax asset resulting in an income tax benefit that was recorded in the fourth quarter of 2004.

                ------------------------------------------------

                                  $125,000,000

                           PER-SE TECHNOLOGIES, INC.

                   3.25% CONVERTIBLE SUBORDINATED DEBENTURES
                                    DUE 2024
                                      AND
                UP TO 7,003,037 SHARES OF COMMON STOCK ISSUABLE
                       UPON CONVERSION OF THE DEBENTURES

                ------------------------------------------------

                                   PROSPECTUS
                ------------------------------------------------


                                 APRIL 12, 2005